Registration No. 333-13871

   As filed with the Securities and Exchange Commission on November 15, 1996

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            -----------------------

                         CRESTAR FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

         Virginia                       6711                     54-0722175
(State or other jurisdiction  (Primary Standard Industrial    (I.R.S. Employer
    of incorporation or        Classification Code Number)  Identification No.)
       organization)

                              919 East Main Street
                                 P.O. Box 26665
                         Richmond, Virginia 23261-6665
                                 (804) 782-5000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               JOHN C. CLARK, III
              Corporate Senior Vice President and General Counsel
                         Crestar Financial Corporation
                              919 East Main Street
                                 P.O. Box 26665
                         Richmond, Virginia 23261-6665
                                 (804) 782-7445
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies To:

             LATHAN M. EWERS, JR.                       CLEAVELAND D. MILLER
               Hunton & Williams                       Semmes, Bowen & Semmes
             951 East Byrd Street                       250 West Pratt Street
        Richmond, Virginia  23219-4074               Baltimore, Maryland  21201
                (804) 788-8269                              (410) 576-4798


                          ---------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                          ---------------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                         CRESTAR FINANCIAL CORPORATION

                             CROSS-REFERENCE SHEET




Item of Form S-4                                          Location in Prospectus
1.   Forepart of Registration Statement and               Facing Page; Cross Reference Sheet; Outside Front
     Outside Front Cover Page of                          Cover Page of Prospectus
     Prospectus

2.   Inside Front and Outside Back Cover                  Inside Front Cover Page of Prospectus; Table of
     Pages of Prospectus                                  Contents; Available Information; Incorporation of
                                                          Certain Information by Reference

3.   Risk Factors, Ratio of Earnings to                   Summary; Comparative Per Share Data
     Fixed Charges and Other Information

4.   Terms of the Transaction                             Summary; The Holding Company Merger;
                                                          Comparative Rights of Shareholders; Annex I;
                                                          Annex II; Annex III

5.   ProForma Financial Information                       Pro Forma Condensed Financial Information

6.   Material Contracts with the Company                  Not Applicable
     Being Acquired

7.   Additional Information Required for                  Not Applicable
     Reoffering by Persons and Parties
     Deemed to be Underwriters

8.   Interests of Named Experts and                       Legal Opinions
     Counsel

9.   Disclosure of Commission's Position on               Not Applicable
     Indemnification for Securities Act
     Liabilities

10.  Information with Respect to S-3                      Available Information; Incorporation of Certain
     Registrants                                          Information by Reference; Summary

11.  Incorporation of Certain Information by              Incorporation of Certain Information by Reference
     Reference

12.  Information with Respect to S-2 or S-3               Not Applicable
     Registrants

13.  Incorporation of Certain Information by              Not Applicable
     Reference

14.  Information with Respect to Registrants              Not Applicable
     Other than S-2 or S-3 Registrants




15.  Information with Respect to S-3                      Available Information; Incorporation of Certain
     Companies                                            Information by Reference; Summary; Supervision
                                                          and Regulation; Business of Citizens; Price Range of
                                                          Citizens Common Stock and Dividend Policy;
                                                          Experts

16.  Information with Respect to S-2 or S-3               Not Applicable
     Companies

17.  Information with Respect to                          Not Applicable
     Companies other than S-2 or S-3
     Companies

18.  Information if Proxies, Consents or                  Incorporation of Certain Information By Reference;
     Authorizations are to be Solicited                   Summary -- Shareholder Meetings; The Holding
                                                          Company Merger; Summary -- No Dissenters'
                                                          Rights

19.  Information if Proxies, Consents or                  Not Applicable
     Authorizations are not to be Solicited,
     or in an Exchange Offer


                         [Citizens Bancorp Letterhead]


                             ____________ __, 1996


Dear Shareholders:


         You are cordially invited to attend a special meeting of shareholders (the "Special Meeting") of Citizens Bancorp ("Citizens") to be held at 14401 Sweitzer Lane, Laurel, Maryland, on December ______, 1996 at 11:00 a.m. This is a very important meeting regarding your investment in Citizens.

         At the Special Meeting, you will be asked to consider and vote upon the Agreement and Plan of Reorganization, dated as of September 15, 1996, by and among Citizens, Citizens Bank of Maryland, Crestar Financial Corporation ("Crestar"), CDM Acquisition Subsidiary, Inc. and Crestar Bank DC, and a related Holding Company Plan of Merger (together, the "Agreement") pursuant to which, Citizens will be acquired by Crestar (the "Holding Company Merger").

         In connection with the Holding Company Merger, each share of Citizens Common Stock outstanding immediately prior to consummation of the Holding Company Merger (other than shares held directly by Crestar) will be converted into 0.835 shares of Crestar Common Stock (the "Exchange Ratio"), as described in the accompanying Joint Proxy Statement/Prospectus.

         Your Board of Directors unanimously recommends that you vote in favor of the Agreement and the Holding Company Merger, which the Board believes is in the best interests of the shareholders of Citizens. The Board of Directors has received the opinion of Keefe, Bruyette & Woods, Inc. that the Exchange Ratio is fair to shareholders of Citizens from a financial point of view.

         The exchange of Citizens Common Stock for Crestar Common Stock (other than cash paid in lieu of fractional shares) will be a tax-free transaction for federal income tax purposes.

         We have enclosed a Notice of the Special Meeting, a Joint Proxy Statement/Prospectus containing a discussion of the Agreement and the Holding Company Merger and a proxy card to record your vote on the matter. Please complete, sign and date the enclosed proxy card and return it as soon as possible in the envelope provided. If you decide to attend the Special Meeting, you may vote your shares in person whether or not you have previously submitted a proxy. It is important to understand that the Agreement and Holding Company Merger must be approved by the holders of two-thirds of all outstanding shares of Citizens Common Stock and that the failure to vote will have the same effect as a vote against the proposal. On behalf of the Board, thank you for your attention to this important matter.

                                                          Sincerely,



                                                          Alfred H. Smith, Jr.
                                                          Chairman of the Board

                                CITIZENS BANCORP
                              14401 Sweitzer Lane
                            Laurel, Maryland  20707
                                 (301) 206-6000


                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                       To Be Held On December    , 1996



TO THE SHAREHOLDERS OF CITIZENS BANCORP:


         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders has been called by the Board of Directors of Citizens Bancorp ("Citizens") and will be held at 14401 Sweitzer Lane, Laurel, Maryland, on December _____, 1996 at 11:00 a.m. for the purpose of considering and voting upon the following matters:


         1. Proposed Transaction. To consider and vote upon the Agreement and Plan of Reorganization dated September 15, 1996 and a related Plan of Merger (together, the "Agreement") among Crestar Financial Corporation ("Crestar"), CDM Acquisition Subsidiary, Inc., Crestar Bank DC, Citizens and Citizens Bank of Maryland providing for the acquisition of Citizens by Crestar by the merger of CDM Acquisition Subsidiary, Inc., a wholly owned subsidiary of Crestar, into Citizens. The Agreement is attached to the accompanying Joint Proxy Statement/Prospectus as Annex I.





         Only those holders of Citizens Common Stock of record at the close of business on November 1, 1996 are entitled to notice of and to vote at the Special Meeting. The affirmative vote of the holders of two-thirds of the issued and outstanding shares of Citizens Common Stock entitled to vote at the Special Meeting is required to approve the Agreement.

                                            By Order of the Board of Directors,



                                            Jean G. Salamone
                                            Secretary


November _____, 1996
Laurel, Maryland


THE BOARD OF DIRECTORS OF CITIZENS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CITIZENS COMMON STOCK VOTE TO APPROVE THE HOLDING COMPANY MERGER PROPOSAL.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES WILL BE REPRESENTED AT THE MEETING. SHAREHOLDERS ATTENDING THE MEETING MAY PERSONALLY VOTE ON ALL MATTERS WHICH ARE CONSIDERED, IN WHICH EVENT THE SIGNED PROXIES ARE REVOKED. ANY PROXY MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME.

                   [Crestar Financial Corporation Letterhead]


                              ___________ __, 1996

Dear Shareholders:


         You are cordially invited to attend a Special Meeting of Shareholders of Crestar Financial Corporation to be held at 919 East Main Street, Richmond, Virginia, on December _____, 1996 at 11:00 a.m.


         At the Special Meeting, you will have an opportunity, in accordance with the shareholder approval policy of the New York Stock Exchange, to consider and vote on the issuance of up to 13,200,000 shares of Crestar Common Stock (including shares to be issued pursuant to Crestar options issued to replace Citizens options) in accordance with an Agreement and Plan of Reorganization (the "Agreement") that provides for the acquisition by Crestar of Citizens Bancorp ("Citizens"). These additional shares and options represent approximately 31% of the shares of Crestar Common Stock outstanding as of November 1, 1996, and shareholder approval of their issuance is a condition to the consummation of the merger.

         The Agreement generally provides for a tax-free exchange of Crestar Common Stock and options for shares of Citizens Common Stock and options. The terms of the proposed merger, including the methods for valuing Citizens common stock and determining the exchange ratio, are explained in detail in the accompanying Joint Proxy Statement/Prospectus and we urge you to read it carefully.

         Your Board of Directors unanimously recommends that you vote in favor of the Agreement, which the Board believes is in the best interests of the shareholders of Crestar. The Board of Directors has received the opinion of Morgan Stanley & Co. Incorporated, its financial advisor, that as of the date of such opinion and subject to the considerations set forth therein, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to Crestar.

         Since the affirmative vote of a majority of votes cast on the proposal is required for approval of the proposed issuance of Crestar common stock and options pursuant to the Agreement, it is important that your shares be voted FOR the proposal. If you cannot attend the meeting in person, please complete, date, sign and promptly return the proxy in the envelope provided.

                              Sincerely,



                              Richard G. Tilghman
                              Chairman of the Board and Chief Executive Officer

                         CRESTAR FINANCIAL CORPORATION
                              919 East Main Street
                            Richmond, Virginia 23219
                                 (804) 782-5171

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                       To Be Held on December      , 1996


TO THE SHAREHOLDERS OF CRESTAR FINANCIAL CORPORATION:


         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders has been called by the Board of Directors of Crestar Financial Corporation ("Crestar") and will be held at 919 East Main Street, Richmond, Virginia, on December _____, 1996 at 11:00 a.m., for the purpose of considering and voting upon the following matters:


         1. Proposed Transaction. To consider and vote upon a proposal for the issuance by Crestar of up to 13,200,000 shares of Crestar Common Stock pursuant to the terms of an Agreement and Plan of Reorganization dated September 15, 1996 and a related Plan of Merger (the "Agreement") among Crestar, CDM Acquisition Subsidiary, Inc., Crestar Bank DC, Citizens Bancorp ("Citizens") and Citizens Bank of Maryland, providing for the acquisition by Crestar of Citizens Bancorp. The Agreement is attached to the accompanying Joint Proxy Statement/Prospectus as Annex I.






         Only those holders of Crestar Common Stock of record at the close of business on November 1, 1996 are entitled to notice of and to vote at the Special Meeting. New York Stock Exchange policies provide that the affirmative vote of a majority of the votes cast on the proposal, provided that the total number of votes cast represents more than 50% of the shares entitled to vote, is required to approve the proposed issuance of Crestar Common Stock.

                                            By Order of the Board of Directors,



                                            Linda F. Rigsby
                                            Senior Vice President,
                                            Deputy General Counsel and
                                            Corporate Secretary


November _____, 1996
Richmond, Virginia


THE BOARD OF DIRECTORS OF CRESTAR UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CRESTAR COMMON STOCK VOTE TO APPROVE THE PROPOSAL.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES WILL BE REPRESENTED AT THE MEETING. SHAREHOLDERS ATTENDING THE MEETING MAY PERSONALLY VOTE ON ALL MATTERS WHICH ARE CONSIDERED, IN WHICH EVENT THE SIGNED PROXIES ARE REVOKED. ANY PROXY MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME.

                             JOINT PROXY STATEMENT


                   CRESTAR FINANCIAL                       CITIZENS
                      CORPORATION                           BANCORP
                    Special Meeting                     Special Meeting
                     to be Held on                       to be Held on

                 December      , 1996                December      , 1996


                                  ------------

                                   PROSPECTUS
                                       OF
                         CRESTAR FINANCIAL CORPORATION

                                  Common Stock
                                  ------------


         This Joint Proxy Statement/Prospectus is being furnished to the holders of common stock, par value $2.50 per share ("Citizens Common Stock"), of Citizens Bancorp, a Maryland corporation ("Citizens"), in connection with the solicitation of proxies by the Citizens Board of Directors (the "Citizens Board") for use at the Special Meeting of Citizens shareholders to be held at 11:00 a.m. on December _____, 1996, at 14401 Sweitzer Lane, Laurel, Maryland (the "Citizens Special Meeting").

         This Joint Proxy Statement/Prospectus is also being furnished to holders of common stock, par value $5 per share ("Crestar Common Stock"), of Crestar Financial Corporation, a Virginia corporation ("Crestar" or "Crestar Financial"), in connection with the solicitation of proxies by the Crestar Board of Directors (the "Crestar Board") for use at the Special Meeting of Crestar shareholders to be held at 11:00 a.m. on December ____, 1996 at 919 East Main Street, Richmond, Virginia, (the "Crestar Special Meeting" and, together with the Citizens Special Meeting, the "Shareholder Meetings").


Citizens Special Meeting.

         At the Citizens Special Meeting, shareholders of record of Citizens Common Stock as of the close of business on November 1, 1996, will consider and vote upon a proposal to approve the Agreement and Plan of Reorganization (the "Agreement"), dated as of September 15, 1996, by and among Crestar, CDM Acquisition Subsidiary, Inc., a wholly-owned subsidiary of Crestar ("Acquisition"), Crestar Bank DC, a Virginia banking corporation wholly-owned by Crestar ("Crestar Bank"), Citizens and Citizens Bank of Maryland, a Maryland banking corporation wholly-owned by Citizens ("Citizens Bank"), pursuant to which, among other things, Acquisition will merge with and into Citizens (the "Holding Company Merger"). Immediately thereafter, Citizens will merge into Crestar (the "Citizens/Crestar Merger") (the Holding Company Merger, and the Citizens/Crestar Merger are referred to together as the "Transaction"). Crestar expects to merge Citizens Bank into Crestar Bank by the end of the first quarter 1997. Upon consummation of the Holding Company Merger, expected to occur by December 31, 1996, each outstanding share of Citizens Common Stock (other than shares held directly by Crestar, which will be canceled without payment therefore) will be converted into 0.835 shares of Crestar Common Stock, subject to adjustment in certain circumstances (the "Exchange Ratio"). Outstanding options to purchase Citizens Common Stock will be converted into options to purchase Crestar Common Stock using the same Exchange Ratio and such options will cover up to 567,000 additional shares of Crestar Common Stock. Based on the closing price of Crestar Common Stock on the New York Stock Exchange (the "NYSE") on _______ __, 1996, such shares and options had a market value of $_____. See "The Holding Company Merger -- Determination of Exchange Ratio and Exchange of Crestar Common Stock." For a description of the Agreement, which is included herein in its entirety as Annex I to this Joint Proxy Statement/Prospectus, see "The Holding Company Merger."

Crestar Special Meeting.

         At the Crestar Special Meeting, the shareholders of record of Crestar Common Stock as of the close of business on November 1, 1996, in accordance with the shareholder approval policy of the NYSE, will consider and vote upon the issuance of shares of Crestar Common Stock and options pursuant to the Agreement.

         This Joint Proxy Statement/Prospectus also constitutes a prospectus of Crestar in respect of the shares of Crestar Common Stock to be issued to shareholders of Citizens in connection with the Holding Company Merger. The outstanding shares of Crestar Common Stock are, and the shares offered hereby will be, listed on the NYSE.


         All information contained in this Joint Proxy Statement/Prospectus relating to Crestar and its subsidiaries has been supplied by Crestar and all information relating to Citizens and its subsidiaries has been supplied by Citizens. This Joint Proxy Statement/Prospectus and the accompanying proxy appointment cards are first being mailed to shareholders of Crestar and Citizens on or about November _____, 1996.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
  THE SHARES OF CRESTAR COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS,
              DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT
            INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR
                          ANY OTHER GOVERNMENT AGENCY.

    The date of this Joint Proxy Statement/Prospectus is November     , 1996.

                               TABLE OF CONTENTS


                                                                                                 PAGE
AVAILABLE  INFORMATION............................................................................  1

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.................................................  1

SUMMARY  .........................................................................................  3
         Parties to the Transaction...............................................................  3
         Shareholder Meetings.....................................................................  4
         Votes Required; Record Dates.............................................................  4
         The Holding Company Merger...............................................................  5
         The Exchange Ratio.......................................................................  5
         Reasons for the Holding Company Merger; Recommendations of the Crestar Board and the

                  Citizens Board..................................................................  5
         Opinions of Financial Advisors...........................................................  6
         No Dissenter's Rights....................................................................  6
         Conditions to Consummation...............................................................  7
         Business of Crestar and Citizens Pending the Holding Company Merger......................  7
         Waiver and Amendment; Termination........................................................  7
         Interests and Conflicts of Interests of Certain Persons in the Holding Company Merger....  7
         Resale of Crestar Common Stock...........................................................  8
         Certain Federal Income Tax Consequences of the Transaction...............................  8
         Effective Time...........................................................................  8
         Stock Option Agreement...................................................................  8
         Market Prices Prior to Announcement of the Holding Company Merger........................  8
         Comparative Per Share Data...............................................................  9


COMPARATIVE PER SHARE DATA........................................................................ 10
         Selected Financial Data.................................................................. 10

SELECTED FINANCIAL DATA........................................................................... 11

NOTES TO SELECTED FINANCIAL DATA.................................................................. 14

THE SHAREHOLDER MEETINGS.......................................................................... 16
         Crestar Special Meeting.................................................................. 16
         Citizens Special Meeting................................................................. 16
         Votes Required........................................................................... 17
         Recommendations.......................................................................... 18

THE HOLDING COMPANY MERGER........................................................................ 18
         Background of the Holding Company Merger................................................. 18
         Reasons for the Holding Company Merger; Recommendations of the Crestar Board and the

                  Citizens Board.................................................................. 19
         Opinions of Financial Advisors........................................................... 21
           Determination of Exchange Ratio and Exchange for Crestar Common Stock.................. 29
         Business of Citizens and Crestar Pending the Holding Company Merger...................... 30




         Conditions to Consummation of the Holding Company Merger................................. 31

Stock Option Agreement............................................................................ 32
         Waiver and Amendment; Termination........................................................ 33
         Accounting Treatment..................................................................... 34
         Operations after the Holding Company Merger.............................................. 35
         Interests and Conflicts of Interest of Certain Persons in the Holding Company Merger..... 35
         Stock Options............................................................................ 36
         Effect on Citizens Employee Benefits Plans............................................... 36
         Certain Federal Income Tax Consequences.................................................. 37

PRO FORMA CONDENSED FINANCIAL INFORMATION......................................................... 39

NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION................................................ 46

CAPITALIZATION.................................................................................... 47

NOTES TO CAPITALIZATION........................................................................... 48

BUSINESS OF CRESTAR............................................................................... 49
         Recent Developments ..................................................................... 49

BUSINESS OF CITIZENS.............................................................................. 50


PRICE RANGE OF CITIZENS COMMON STOCK

AND DIVIDEND POLICY............................................................................... 51


PRICE RANGE OF CRESTAR COMMON STOCK

AND DIVIDEND POLICY............................................................................... 52


OWNERSHIP OF CITIZENS COMMON STOCK BY

CERTAIN BENEFICIAL OWNERS......................................................................... 53


OWNERSHIP OF CRESTAR COMMON STOCK

BY CERTAIN BENEFICIAL OWNERS...................................................................... 55

SUPERVISION AND REGULATION........................................................................ 55
         Bank Holding Companies................................................................... 55
         Capital Requirements..................................................................... 56
         Limits on Dividends and Other Payments................................................... 57
         Subsidiary Banks......................................................................... 57
         Other Safety and Soundness Regulations................................................... 58

DESCRIPTION OF CRESTAR CAPITAL STOCK.............................................................. 58
         Common Stock............................................................................. 58
         Preferred Stock.......................................................................... 58
         Rights   ................................................................................ 59
         Virginia Stock Corporation Act........................................................... 59






COMPARATIVE  RIGHTS OF SHAREHOLDERS............................................................... 60
         Capitalization........................................................................... 60
         Amendment of Articles or Bylaws.......................................................... 61
         Required Shareholder Vote for Certain Actions............................................ 61
         Director Nominations..................................................................... 61
         Directors and Classes of Directors; Vacancies and Removal of Directors................... 61
         Anti-Takeover Provisions................................................................. 62
         Preemptive Rights........................................................................ 63
         Assessment............................................................................... 64
         Conversion; Redemption; Sinking Fund..................................................... 64
         Liquidation Rights....................................................................... 64
         Dividends and Other Distributions........................................................ 64
         Special Meetings of Shareholders......................................................... 65
         Indemnification.......................................................................... 65
         Shareholder Proposals.................................................................... 65
         Shareholder Inspection Rights; Shareholder Lists......................................... 66
         Shareholder Rights Plan.................................................................. 66
         Dissenters' Rights....................................................................... 66

RESALE OF CRESTAR COMMON STOCK.................................................................... 67

EXPERTS  ......................................................................................... 67

LEGAL OPINIONS.................................................................................... 67

SHAREHOLDER PROPOSALS............................................................................. 67

OTHER MATTERS..................................................................................... 68


ANNEX I -- Agreement and Plan of Reorganization dated as of September 15, 1996 and related Holding Company Plan of Merger
ANNEX II -- Stock Option Agreement dated as of September 15, 1996
ANNEX III -- Fairness Opinion of Morgan Stanley & Co. Incorporated
ANNEX IV -- Fairness Opinion of Keefe, Bruyette & Woods, Inc.


                                      iii




                             AVAILABLE  INFORMATION

         Crestar and Citizens are subject to the reporting and informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange
Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago,
Illinois 60611-2511 or 7 World Trade Center, Suite 1300, (13th Floor), New York,
New York 10048. Copies of such material can be obtained from the Public
Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a web site that contains reports, proxy statements, information statements and other information regarding registrants that file electronically, including Crestar and Citizens, with the SEC at http:\\www.sec.gov. Such reports, proxy statements and other information also may be inspected at the offices of the New York Stock Exchange, 20 Broad
Street, New York, New York 10005 for Crestar and at the offices of the National
Association of Securities Dealers, Inc. located at 1735 K Street, N.W.,
Washington, D.C. 20006 for Citizens. As permitted by the Rules and Regulations of the SEC, this Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4, of which this Joint Proxy Statement/Prospectus is a part, and exhibits thereto (together with the amendments thereto, the "Registration Statement"), which has been filed by Crestar with the SEC under the Securities Act of 1933, as amended (the "1933
Act"), with respect to Crestar Common Stock and to which reference is hereby made.

         No person has been authorized to give any information or to make any representation other than as contained herein in connection with the offer contained in this Joint Proxy Statement/Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by Crestar or Citizens. This Joint Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer to or solicitation of any person in any jurisdiction to whom it would be unlawful to make such an offer or solicitation. Neither the delivery of this Joint Proxy Statement/Prospectus nor the distribution of any of the securities to which this Joint Proxy Statement/Prospectus relates shall, at any time, imply that the information herein is correct as of any time subsequent to the date hereof.


        THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN
DOCUMENTS RELATING TO CRESTAR AND CITIZENS THAT ARE NOT PRESENTED HEREIN OR
DELIVERED HEREWITH. CRESTAR DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST
FROM CRESTAR'S INVESTOR RELATIONS DEPARTMENT, CRESTAR FINANCIAL CORPORATION, P.
O. BOX 26665, 919 EAST MAIN STREET, RICHMOND, VIRGINIA 23261-6665, (804)
782-7152. CITIZENS DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM THE
SECRETARY, CITIZENS BANCORP, 14401 SWEITZER LANE, LAUREL, MARYLAND 20707, (301)
206-6000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS
SHOULD BE MADE BY DECEMBER _____, 1996.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


         The following documents filed by Crestar with the SEC are incorporated by reference in this Joint Proxy Statement/Prospectus: (i) Crestar's Annual
Report on Form 10-K for the year ended December 31, 1995; (ii) Crestar's
Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, and June
30, 1996 and September 30, 1996; (iii) Crestar's Current Report on Form 8-K dated September 16, 1996; (iv) the description of Crestar Common Stock in
Crestar's registration statement filed under the Exchange Act with respect to Crestar Common Stock on July 1, 1993; and (v) the description of the Rights in
Crestar's registration statement on Form 8-A filed under the Exchange Act with respect to the Rights on June 26, 1989.



                                       1




         The following documents filed by Citizens with the SEC are incorporated by reference in this Joint Proxy Statement/Prospectus: (i) Citizens' Annual
Report on Form 10-K for the year ended December 31, 1995; (ii) Citizens'
Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30,
1996 and September 30, 1996; and (iii) Citizens' Current Report on Form 8-K dated September 27, 1996.


         All documents filed by Crestar and Citizens pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Citizens Special Meeting are hereby incorporated by reference in this Joint Proxy Statement/Prospectus and shall be deemed a part hereof from the date of filing of such documents. Any statement contained in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Joint Proxy Statement/Prospectus to the extent that a statement contained herein, in any supplement hereto or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Joint Proxy
Statement/Prospectus or any supplement hereto.

         Also incorporated by reference herein is the Agreement and Plan of Reorganization by and among Crestar, Acquisition, Crestar Bank, Citizens and
Citizens Bank, dated as of September 15, 1996, which is attached to this Joint
Proxy Statement/Prospectus as Annex I, and the Stock Option Agreement by and among Crestar and Citizens dated as of September 15, 1996, which is attached to this Joint Proxy Statement/Prospectus as Annex II.

                                       2



                                    SUMMARY


         The following summary is not intended to be a complete description of all material facts regarding Crestar, Citizens and the matters to be considered at the Shareholder Meetings. In the opinion of Crestar and Citizens, the information appearing elsewhere or incorporated by reference in this Joint Proxy
Statement/Prospectus, Annexes hereto, and the documents referred to herein, contain all such material facts. Shareholders are urged to carefully read all such information.


Parties to the Transaction

         Crestar. Crestar is the holding company for Crestar Bank (Virginia), Crestar Bank N.A. (Washington, D.C.), Crestar Bank MD (Maryland) and Crestar
Bank FSB, a federal savings bank (collectively, the "Bank Subsidiaries"). At
June 30, 1996, Crestar had approximately $18.5 billion in total assets, $12.8 billion in total deposits and $1.4 billion in total stockholders' equity.

         In 1963, six Virginia banks combined to form United Virginia Bankshares
Incorporated ("UVB"), a bank holding company formed under the Bank Holding
Company Act of 1956 (the "BHCA"). UVB (parent company of United Virginia Bank) extended its operations into the District of Columbia by acquiring NS&T Bank, N.A. on December 27, 1985 and into Maryland by acquiring Bank of Bethesda on April 1, 1986, and Loyola Federal Savings Bank, Baltimore, on December 31, 1995.
On September 1, 1987, UVB was renamed Crestar Financial Corporation and its bank subsidiaries adopted their present names.

         Crestar serves customers through a network of 379 banking offices and 380 automated teller machines (as of June 30, 1996). Crestar offers a broad range of banking services, including various types of deposit accounts and instruments, commercial and consumer loans, trust and investment management services, bank credit cards and international banking services. Crestar's subsidiary, Crestar Insurance Agency, Inc., offers a variety of personal and business insurance products. Securities brokerage and investment banking services are offered by Crestar's subsidiary, Crestar Securities Corporation.
Mortgage loan origination, servicing and wholesale lending are offered by Crestar Mortgage Corporation, and investment advisory services are offered by Capitoline Investment Services Incorporated, both of which are subsidiaries of Crestar Bank. These various Crestar subsidiaries provide banking and non-banking services throughout Virginia, Maryland and Washington, D.C., as well as certain non-banking services to customers in other states.

         The executive offices of Crestar are located in Richmond, Virginia at Crestar Center, 919 East Main Street. Regional headquarters are located in
Norfolk and Roanoke, Virginia, Washington, D.C., and Baltimore, Maryland.
Crestar's principal Operations Center is located in Richmond.  See "Business of
Crestar."

         Crestar Bank DC. Crestar Bank DC is a Virginia banking corporation formed solely to facilitate the conversion of Crestar Bank N.A. from a national banking association to a Virginia banking corporation. After conversion of Crestar Bank N.A. into Crestar Bank DC, Crestar contemplates merging Crestar
Bank (Virginia) and Crestar Bank MD into Crestar Bank DC. (Prior to that merger,
Crestar Bank FSB will be merged into Crestar Bank MD.) It is anticipated that at the Effective Time of the Holding Company Merger, Crestar Bank DC (renamed
Crestar Bank) will be the only banking subsidiary of Crestar and will carry on the business formerly conducted by Crestar Bank (Virginia), Crestar Bank N.A.,
Crestar Bank MD and Crestar Bank FSB.

         Acquisition. Acquisition was organized as a Maryland subsidiary of Crestar solely to effectuate the Holding Company Merger. In the Holding Company
Merger, Acquisition will merge into Citizens, and immediately thereafter
Citizens will merge into Crestar.  See "The Holding Company Merger."

         Citizens. Citizens is the second largest bank holding company headquartered in Maryland with assets of $4.2 billion and over 103 banking locations in Maryland, Virginia and Washington, D.C. as of June 30, 1996.
Citizens offers deposit, loan and trust services to both retail and commercial customers.

                                       3



         The executive offices of Citizens are located at 14401 Sweitzer Lane, Laurel, Maryland 20707. See "Business of Citizens."

         Citizens Bank. Citizens Bank is a Maryland banking corporation through which Citizens conducts its banking business. Citizens Bank of Washington, n.a.
is expected to be merged into Citizens Bank in the first quarter of 1997.
Citizens Bank provides mortgage banking and investment services through its subsidiary companies, CitizensBanc Mortgage Company, Inc., Citizens Insurance
Services, Inc., and Citizens Brokerage Services, Inc.

Shareholder Meetings


         Crestar.  The Crestar Special Meeting will be held on December      ,
1996 at 11:00 a.m. at 919 East Main Street, Richmond, Virginia.  The purpose of the Crestar Special Meeting is to consider and vote upon, pursuant to the shareholder approval policy of the NYSE, the issuance of shares of Crestar
Common Stock and options to purchase Crestar Common Stock in connection with the
Holding Company Merger.  See "The Shareholder Meetings."

         Citizens.  The Citizens Special Meeting will be held on December     ,
1996 at 11:00 a.m. at 14401 Sweitzer Lane, Laurel, Maryland.  The purpose of the
Citizens Special Meeting is to consider and vote upon a proposal to approve the
Agreement and the related Holding Company Plan of Merger.  See "The Shareholder
Meetings."



Votes Required; Record Dates

         Crestar. Only Crestar shareholders of record at the close of business on November 1, 1996 (the "Crestar Record Date") will be entitled to vote at the Crestar Special Meeting. The issuance of the shares of Crestar Common Stock and options to purchase Crestar Common Stock pursuant to the Agreement requires the affirmative vote of the holders of a majority of the shares of Crestar Common
Stock voting at the Crestar Special Meeting. As of the Crestar Record Date, there were _________ shares of Crestar Common Stock entitled to be voted.

         The directors and executive officers of Crestar and their affiliates beneficially owned, as of the Crestar Record Date, _________ shares or approximately ___% of outstanding Crestar Common Stock. Crestar has been advised that the shares of Crestar Common Stock owned by such directors and executive officers will be voted in favor of the issuance of shares of Crestar Common
Stock pursuant to the terms of the Agreement. The directors and executive officers of Citizens and their affiliates beneficially owned, as of the Crestar
Record Date, a total of less than 1% of the outstanding shares of Crestar Common
Stock.

         Citizens. Only Citizens shareholders of record at the close of business on November 1, 1996 (the "Citizens Record Date") will be entitled to vote at the Citizens Special Meeting. The affirmative vote of the holders of two-thirds of the shares outstanding on such date is required to approve the Agreement. As of the Citizens Record Date, there were __________ shares of Citizens Common Stock entitled to be voted.

         The directors and executive officers of Citizens and their affiliates beneficially owned, as of the Citizens Record Date, _________ shares or approximately [ ]% of the outstanding shares of Citizens Common Stock. Citizens has been advised that such directors and executive officers intend to vote their shares in favor of approval of the Agreement. The directors and executive officers of Crestar and their affiliates beneficially owned, as of the Citizens
Record Date, a total of less than 1% of the outstanding shares of Citizens
Common Stock.

         See "The Shareholder Meetings."


                                       4



The Holding Company Merger

         Pursuant to the Agreement, at the Effective Time of the Holding Company
Merger (as defined herein), Acquisition will merge into Citizens in accordance with the Holding Company Plan of Merger whereby the separate existence of Acquisition will cease. Immediately following the Effective Time of the Holding
Company Merger, Citizens will merge into Crestar in accordance with a Plan of Merger, and the separate existence of Citizens will cease. At the Effective Time of the Holding Company Merger, each outstanding share of Citizens Common Stock
(other than shares held directly by Crestar, which shall be canceled without payment therefore) and options to purchase Citizens Common Stock will be converted into and represent the right to receive a number of shares of Crestar
Common Stock or options to purchase Crestar Common Stock determined by the Exchange Ratio, subject to adjustment as set forth in the Agreement. Cash will be paid in lieu of fractional shares of Crestar Common Stock. At the Effective
Time of the Holding Company Merger, each share of Citizens Common Stock held by Crestar, excluding shares held in a fiduciary capacity, shall be canceled, retired and cease to exist, and no exchange or payment shall be made with respect thereto. Crestar does not directly hold any shares of Citizens Common
Stock.

         Crestar expects to merge Citizens Bank into Crestar Bank by the end of the first quarter of 1997.

The Exchange Ratio

         In the Holding Company Merger, each share of Citizens Common Stock will be converted into 0.835 shares of Crestar Common Stock. If the Average Closing
Price (as defined below) of Crestar Common Stock is $48 or less during the 10-trading day period prior to the 10th day before the Closing Date, Citizens may terminate the Agreement. In such case, however, Crestar can extend the Closing Date for 15 trading days, and during the first 10 trading days of the extended period a new Average Closing Price for Crestar Common Stock will be determined. If the new Average Closing Price in the extended period is more than $48, no termination occurs and the Agreement remains in effect. If the new
Average Closing Price is $48 or less, Crestar may increase the consideration to be received by Citizens' shareholders by adjusting the Exchange Ratio to equal a number equal to the quotient obtained by dividing $40.08 by the new Average
Closing Price; if Crestar elects not to do this, the Agreement terminates. The
"Average Closing Price" is the average of the closing sales price of Crestar
Common Stock as recorded on the consolidated tape of the New York Stock Exchange for each of the 10-day trading periods ending on the 10th day prior to the Closing Date, and the new "Average Closing Price" is the same average for 10 trading days in the extended period.

         Outstanding options to purchase Citizens Common Stock that were granted under Citizens' 1986 Stock Incentive Plan and 1988 Stock Option Plan (the
"Citizens Options") will be converted, based on the Exchange Ratio, into options to acquire shares of Crestar Common Stock ("Crestar Options"). The exercise price per share of Crestar Common Stock under a Crestar Option will be equal to the exercise price per share of Citizens Common Stock under the Citizens Option divided by the Exchange Ratio. The number of shares of Crestar Common Stock subject to a Crestar Option will be equal to the number of shares of Citizens
Common Stock subject to the Citizens Option multiplied by the Exchange Ratio.
Other terms of a Crestar Option will be the same as the terms of the Citizens
Option.

Reasons for the Holding Company Merger; Recommendations of the Crestar Board and the Citizens Board

         Crestar. The Crestar Board believes that the terms of the Holding
Company Merger and the Agreement are advisable and are fair to, and in the best interests of, Crestar and its shareholders and has unanimously adopted the Agreement. In considering the terms and conditions of the Holding Company
Merger, the Crestar Board considered, among other things, the financial terms of the Holding Company Merger, its effect on future earnings, the strategic value of enhancing Crestar's franchise in Maryland and the Greater Washington Region, and the opinion of its financial advisor, Morgan Stanley & Co. Incorporated
("Morgan Stanley"), that as of the date of its opinion the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to Crestar. The
Board

                                       5



believes the Holding Company Merger will provide Crestar with a competitive advantage by increasing future earnings, expanding distribution of products, and building market share -- all without sacrificing asset quality. The Crestar
Board also considered that Crestar shareholders would incur modest dilution in earnings per share in the first year following the Holding Company Merger.

         Citizens. The Citizens Board believes that the terms of the Holding
Company Merger and the Agreement are advisable and are fair to, and in the best interests of, Citizens and its shareholders and has unanimously adopted the Agreement. In considering the terms and conditions of the Holding Company
Merger, the Citizens Board considered, among other things: the financial terms of the Holding Company Merger; the fact that the Holding Company Merger would qualify as a tax-free reorganization; the financial condition and history of performance of Crestar; the advantage of risk diversification associated with ownership in an institution operating in a broader geographic area; the opinion of its financial advisor, Keefe, Bruyette & Woods, Inc. ("Keefe Bruyette"), that the consideration to be received in the Holding Company Merger is fair to the holders of Citizens Common Stock from a financial point of view; and the operational and competitive benefits of the Holding Company Merger. The Citizens
Board also considered that the historical dividends per share and net income per share of the Crestar Common Stock to be received by the holders of Citizens
Common Stock, after giving effect to the Exchange Ratio, represent a substantial increase in the historical dividends per share and net income per share of Citizens Common Stock, although there can be no assurance that pro forma amounts are indicative of future dividends or income per share of Crestar Common Stock.
See "The Holding Company Merger -- Background to the Holding Company Merger," "
-- Reasons for the Holding Company Merger; Recommendations of the Crestar Board and the Citizens Board," and " -- Opinions of Financial Advisors."

         THE CITIZENS BOARD UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CITIZENS
COMMON STOCK VOTE TO APPROVE THE PROPOSED HOLDING COMPANY MERGER.

Opinions of Financial Advisors


         Crestar. Crestar has received the opinion of Morgan Stanley that the Exchange Ratio is fair from a financial point of view to Crestar. Morgan
Stanley's opinion is directed only to the Exchange Ratio and does not constitute a recommendation to any holders of Crestar Common Stock as to how such holders should vote at the Crestar Special Meeting or as to any other matter. Crestar has agreed to pay Morgan Stanley an advisory fee of between $100,000 and $150,000, payable if the Holding Company Merger is not consummated, and a transaction fee of $3.5 million, payable upon consummation of the Holding
Company Merger. Any advisory fee paid will be credited against the transaction fee. For additional information concerning Morgan Stanley and its opinion, see
"The Holding Company Merger -- Opinions of Financial Advisors." The opinion of such firm, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex III to this Joint Proxy
Statement/Prospectus.

         Citizens. Citizens has received the opinion of Keefe Bruyette that the Exchange Ratio is fair to the holders of Citizens Common Stock from a financial point of view. Keefe Bruyette's opinion is directed only to the Exchange Ratio and does not constitute a recommendation to any holders of Citizens Common Stock as to how such holders should vote at the Citizens Special Meeting or as to any other matter. Citizens paid Keefe Bruyette a cash fee of $100,000 when the Merger Agreement was signed and $200,000 when the Proxy Statement/Prospectus was mailed, and will pay Keefe Bruyette $390,000 upon consummation of the Holding
Company Merger. For additional information concerning Keefe Bruyette and its opinion, see "The Holding Company Merger -- Opinions of Financial Advisors." The opinion of such firm, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex IV to this Joint Proxy
Statement/Prospectus.


No Dissenter's Rights

         Holders of Citizens Common Stock entitled to vote on the Agreement and the related Holding Company Plan of Merger do not have dissenter's rights in accordance with Maryland General Corporation Law.

                                       6



Conditions to Consummation

         The Holding Company Merger is to be accomplished by the statutory merger of Acquisition into Citizens and is contingent upon approvals of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Division of Financial Regulation of the Maryland Department of Labor,
Licensing and Regulation (the "Maryland Department") and the Bureau of Financial
Institutions of the State Corporation Commission of Virginia (the "SCC"), which approvals have been applied for and are expected to be received. The Holding
Company Merger is also subject to other usual conditions, including receipt by Crestar and Citizens of the legal opinions of Semmes, Bowen & Semmes, counsel to Citizens, and of Hunton & Williams, counsel to Crestar, that the Holding Company
Merger and the Citizens/Crestar Merger together will constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and receipt by Crestar of a letter from KPMG Peat Marwick
LLP stating that the Transaction may be accounted for under the pooling-of-interests accounting method. See "The Holding Company Merger --
Conditions to Consummation of the Holding Company Merger."

Business of Crestar and Citizens Pending the Holding Company Merger

         Citizens has agreed to carry on its operations only in the ordinary course of business and not to take certain actions relating to the operation of its business pending consummation of the Holding Company Merger without notice to or the approval of Crestar, including the payment of cash dividends other than the regular quarterly cash dividends consistent with its practice in effect in the second quarter of 1996. Crestar has agreed that it will conduct its operations only in the ordinary course of business consistent with past practice and not to take certain actions. See "The Holding Company Merger -- Business of Crestar and Citizens Pending the Holding Company Merger."

Waiver and Amendment; Termination

         Crestar and Citizens may amend or modify the Agreement at any time, except that, after the vote by the shareholders of Crestar and Citizens, no such amendment or modification may be made which reduces or changes the form and amount of consideration payable pursuant to the Agreement without further shareholder approval. If at any time before the Effective Time of the Holding
Company Merger, a material term of the Agreement or Holding Company Plan of Merger is amended, the Citizens Board will postpone or reschedule the Citizens
Special Meeting (or, if necessary, call additional shareholder meetings), to vote on the Agreement and Holding Company Plan of Merger, as amended, and resolicit proxies for use at such meeting.

         Crestar and Citizens each has the right, acting unilaterally, to terminate the Agreement should the Holding Company Merger not be consummated by June 30, 1997 and prior to that time upon the occurrence of certain events. See
"The Holding Company Merger -- Waiver and Amendment; Termination."


Interests and Conflicts of Interests of Certain Persons in the Holding Company
Merger

         Certain members of Citizens' management and the Citizens Board have interests and conflicts of interest in the Holding Company Merger in addition to their interests as shareholders of Citizens generally. These include, among other things, provisions in the Agreement requiring Crestar to honor existing employment and severance agreements with Jeffrey R. Springer, Richard C.
Bandiere, Raymond L. Gazelle, Jr. and Gary N. Geisel, the offering to five to eight members of the Citizens Board of a position on Crestar Bank's GWR or Maryland advisory board, increasing the number of Crestar's and Crestar Bank's
Board of Directors by two and appointing Alfred H. Smith, Jr. and Jeffrey R.
Springer to fill the resulting vacancies, indemnification for Citizens directors and officers, and eligibility for certain Crestar employee benefits. Under Mr.
Springer's agreement, he will receive a lump sum payment of approximately
$1,483,040, and Messrs. Bandiere, Gazelle and Geisel will receive cash severance payments over 30 months of $680,000, $595,000 and $672,500, respectively. Each of the five to eight members of the Citizens Board named to a Crestar advisory board will be paid retainer and meeting fees of up to approximately $5,000 per year. As directors of Crestar, Messrs. Smith and Springer will be paid an annual retainer (currently $18,000) and $1,000 per meeting attended, and an additional
$500 for a second meeting on the same day.


                                       7





For additional information concerning the employment agreements, see "The
Holding Company Merger -- Interests and Conflicts of Interest of Certain Persons in the Holding Company Merger." All Citizens Options are issued pursuant to plans previously approved by the shareholders of Citizens.


Resale of Crestar Common Stock

         Shares of Crestar Common Stock received in the Holding Company Merger will be freely transferable by the holders thereof, except for those shares held by those holders who may be deemed to be "affiliates" of Citizens or Crestar under applicable federal securities laws. See "Resale of Crestar Common Stock."

Certain Federal Income Tax Consequences of the Transaction


         The Holding Company Merger and the Citizens/Crestar Merger are intended to be treated as one transaction qualifying as a tax-free "reorganization" as defined in Section 368(a) of the Code. (The Holding Company Merger and the
Citizens/Crestar Merger are sometimes referred to together as the "Merger".)
Crestar has received the opinion of Hunton & Williams, and Citizens has received the opinion of Semmes, Bowen & Semmes, that the Merger will qualify as a "reorganization" as defined in Section 368(a) of the Code. Citizens also has received the opinion of Semmes, Bowen & Semmes that Citizens shareholders will not recognize gain or loss on the exchange of Citizens Common Stock for Crestar
Common Stock (including the associated Rights), except with respect to cash paid in lieu of fractional shares. A condition to consummation of the Merger is the receipt by Crestar from Hunton & Williams and by Citizens from Semmes, Bowen &
Semmes of opinions as to the qualification of the Merger as a reorganization and certain other federal income tax consequences of the Merger. See "The Holding
Company Merger -- Certain Federal Income Tax Consequences."


Effective Time

         The Holding Company Merger will become effective on the date and time specified in the Articles of Merger for the Holding Company Merger to be filed with the State Department of Assessments and Taxation of Maryland ("SDAT") and the State Corporation Commission of Virginia. The Effective Time of the Holding
Company Merger is to be not later than June 30, 1997, and is expected to occur by December 31, 1996.

Stock Option Agreement

         Crestar and Citizens have entered into a Stock Option Agreement, dated as of September 15, 1996 (the "Option Agreement"), pursuant to which Citizens issued to Crestar an option (the "Option") to purchase up to 3,012,000 shares of Citizens Common Stock at a purchase price of $40.00 per share. The Option may be exercised in whole or in part, at any time or from time to time if a Purchase
Event (as defined therein) shall have occurred and be continuing. The Option
Agreement provides that to the extent that it shall have not been exercised, the Option shall terminate (i) on the Effective Date of the Holding Company Merger;
(ii) upon termination of the Agreement in accordance with the provisions thereof
(other than a termination resulting from a willful breach by Citizens of certain specified covenants contained therein or, following the occurrence of a Purchase
Event (as defined therein), failure of Citizens shareholders to approve the Agreement by the vote required under applicable law or under Citizens' charter);
or (iii) 12 months after termination of the Agreement due to a willful breach by Citizens of certain specified covenants contained therein or, following the occurrence of a Purchase Event (as defined therein), failure of Citizens shareholders to approve the Holding Company Merger by the vote required under applicable law or under Citizens' charter. The Option Agreement is attached hereto as Annex II. See also "The Holding Company Merger -- Stock Option
Agreement."

Market Prices Prior to Announcement of the Holding Company Merger

         The following table discloses the price per share of Crestar Common
Stock and Citizens Common Stock based on the last reported sales prices per share of Crestar Common Stock on the NYSE Composite Transactions Tape and of
Citizens Common Stock on The Nasdaq National Market on September 13, 1996, the last trading day

                                       8



preceding the public announcement of the proposed Transaction. See "Price Range of Citizens Common Stock and Dividend Policy" for information concerning recent market prices of the Citizens Common Stock.


                                                 Historical         Equivalent
                                                 ----------         Pro Forma
                                             Crestar   Citizens     Citizens(a)
                                             -------   --------     -----------
         Common Stock.....................   $61.375    $32.250      $51.248

----------------

(a) Computed by multiplying the historical sale price of Crestar Common Stock by an assumed Exchange Ratio of 0.835.

Comparative Per Share Data

         The following table presents historical and pro forma per share data for Crestar, and historical and equivalent pro forma per share data for Citizens. The pro forma combined per Crestar common share amounts give effect to the Exchange Ratio of 0.835 shares of Crestar Common Stock for each share of Citizens Common Stock. The equivalent pro forma per Citizens common share amounts allow comparison of historical information regarding one share of Citizens Common Stock to the corresponding data regarding what one share of Citizens Common Stock will equate to in the combined corporation; such amounts are computed by multiplying the pro forma combined per Crestar common share amounts by the Exchange Ratio. The following table is based on the assumption that all issued and outstanding shares of Citizens Common Stock are converted into shares of Crestar Common Stock. The Holding Company Merger is reflected under the pooling-of-interests method of accounting and pro forma information is derived accordingly.

         The per share data included in the following table should be read in conjunction with the consolidated financial statements of Crestar and the consolidated financial statements of Citizens incorporated by reference herein and the notes accompanying all such financial statements. The data presented below are not necessarily indicative of the results of operations which would have been obtained if the Holding Company Merger had been consummated in the past or which may be obtainable in the future.


                                       9




                           COMPARATIVE PER SHARE DATA
                                  (Unaudited)



                                                           Six Months Ended                 Years Ended
                                                               June 30,                    December 31,
                                                            1996       1995           1995     1994     1993
                                                            ----       ----           ----     ----     ----
Book Value Per Share at Period End(1):
  Crestar historical                                      $  33.46   $  32.73       $  33.90  $ 30.47  $ 28.58
  Citizens historical                                        22.87      21.43          22.20    20.52    19.63
  Pro forma combined per Crestar common share(2)             31.57      31.13          32.24    29.13    27.45
  Equivalent pro forma per Citizens common share             26.36      26.00          26.92    24.32    22.92
Cash Dividends Declared Per Common Share(1):
  Crestar historical                                      $   0.97   $   0.85        $  1.75  $  1.53  $  1.14
  Citizens historical                                         0.58       0.56           1.12     1.08     1.08
  Pro forma combined per Crestar common share(3)              0.97       0.85           1.75     1.53     1.14
  Equivalent pro forma per Citizens common share              0.81       0.71           1.46     1.28     0.95
Net Income Per Share:
  Crestar historical                                      $   2.58   $   2.32        $  4.12  $  4.24  $  3.49
  Citizens historical                                         1.31       1.16           2.40     2.09     1.82
  Pro forma combined per Crestar common share(4)              2.35       2.11           3.84     3.85     3.20
  Equivalent pro forma per Citizens common share:             1.97       1.76           3.21     3.22     2.67


-----------------------
(1) Pro forma combined book value per share and cash dividends declared per share for Crestar and Citizens do not reflect exercise of options to acquire shares of Citizens Common Stock. Options to acquire 678,500 Citizens common shares at an average price per share of $22.81 were outstanding at June 30, 1996. Assumed exercise of these options does not have a significant impact upon the combined stockholders' equity of Crestar and Citizens or the pro forma combined cash dividends declared per share.
(2) Pro forma combined book value per Crestar common share at June 30, 1996 represents combined common shareholders' equity amounts, less an amount representing the after-tax impact of material, non-recurring adjustments expected to be recorded in conjunction with the Holding Company Merger, divided by pro forma combined period-end common shares outstanding. Certain material, non-recurring adjustments of approximately $42 million, on a pre-tax basis, will be recorded in conjunction with the Holding Company Merger. These adjustments include approximately $9 million for settlement of obligations under existing employment contracts, severance pay for involuntary terminations, and related employee benefit costs, approximately $18 million associated with branch closings and consolidations, and approximately $15 million of expenses related to consummating the Holding Company Merger, including signage and customer service expenses. On an after-tax basis, these non-recurring adjustments are approximately $28 million.
(3) Pro forma combined dividends declared per Crestar common share represent historical dividends per share declared by Crestar.
(4) Pro forma combined net income per Crestar common share represents combined net income available to common shareholders, divided by pro forma combined average primary common shares outstanding.

Selected Financial Data

         The following consolidated financial data of Crestar and consolidated financial data of Citizens is qualified in its entirety by the information included in the documents incorporated in this Joint Proxy Statement/Prospectus by reference. Interim financial results for Crestar, in the opinion of Crestar management, reflect all adjustments necessary for a fair presentation of the results of operations, including adjustments related to completed acquisitions. All such adjustments are of a normal nature. Interim financial results for Citizens, in the opinion of Citizens management, reflect all adjustments necessary for a fair presentation of the results of operations. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period. The Holding Company Merger is reflected under the pooling-of-interests method of accounting and pro forma information is derived accordingly. See "Incorporation of Certain Information by Reference."


                          SELECTED FINANCIAL DATA (1)
                                  (Unaudited)


                                            Six Months
                                          Ended June 30,                           Years ended December 31,
                                      ---------------------------------------------------------------------
                                          1996       1995       1995       1994       1993       1992       1991
                                       ---------- ---------- ---------- ---------- ---------- ---------- -------
                                                       (Dollars in millions, except per share data)
Earnings:
Net interest income
  Crestar............................ $   363.5  $   340.7  $   682.8  $   650.6  $   591.0   $   550.9  $   483.3
  Citizens...........................      69.2       68.7      136.1      131.9      121.4       114.9      101.8
  Crestar and Citizens pro forma.....     432.8      409.4      818.9      782.5      712.5       665.7      585.1
Provision for loan losses
  Crestar............................      42.8       24.0       59.6       30.3       51.9       106.3      220.9
  Citizens...........................       3.9        3.3        6.7        6.2       11.5        14.5       15.0
  Crestar and Citizens pro forma.....      46.7       27.3       66.3       36.5       63.3       120.8      236.0
Net interest income after
  provision for loan losses
  Crestar............................     320.7      316.7      623.2      620.3      539.2       444.5      262.3
  Citizens...........................      65.4       65.4      129.4      125.7      110.0       100.4       86.8
  Crestar and Citizens pro forma.....     386.1      382.1      752.7      745.9      649.1       544.9      349.1
Noninterest income
  Crestar............................     166.1      139.4      288.5      259.2      246.5       227.4      243.8
  Citizens...........................      21.5       18.6       40.4       35.7       35.6        33.4       27.3
  Crestar and Citizens pro forma.....     187.6      158.0      329.0      294.9      282.2       260.7      271.1
Noninterest expense
  Crestar............................     311.2      302.0      619.4      599.7      561.8       553.6      447.6
  Citizens...........................      55.5       56.1      111.8      111.7      104.8        99.4       85.2
  Crestar and Citizens pro forma.....     366.8      358.1      731.2      711.4      666.5       653.0      532.8
Income before income taxes
  Crestar............................     175.6      154.1      292.4      279.8      223.9       118.4       58.5
  Citizens...........................      31.3       27.9       58.1       49.7       40.8        34.3       28.9
  Crestar and Citizens pro forma.....     206.9      182.0      350.5      329.4      264.8       152.6       87.4
Income tax expense
  Crestar............................      63.4       52.7      112.6       95.6       71.1        24.4       14.1
  Citizens...........................      11.5       10.5       22.0       18.6       14.0        11.0        8.6
  Crestar and Citizens pro forma.....      74.9       63.2      134.6      114.3       85.2        35.4       22.7
Net income
  Crestar............................     112.2      101.4      179.8      184.1      152.8        93.9       44.4
  Citizens...........................      19.8       17.4       36.1       31.0       26.8        23.3       20.3
  Crestar and Citizens pro forma.....     132.0      118.8      215.9      215.2      179.6       117.2       64.7
Net income applicable to
  common shares
  Crestar............................     112.2      101.4      179.8      184.1      150.5        91.4       41.8
  Citizens...........................      19.8       17.4       36.1       31.0       26.8        23.3       20.3
  Crestar and Citizens pro forma.....     132.0      118.8      215.9      215.2      177.4       114.7       62.1

Per Common Share Data:
Net income (per common share)
  Crestar............................     $2.58      $2.32      $4.12      $4.24      $3.49       $2.35      $1.11
  Citizens...........................      1.31       1.16       2.40       2.09       1.82        1.62       1.44
  Crestar and Citizens pro forma(2)..      2.35       2.11       3.84       3.85       3.20        2.25       1.26
Dividends declared
  Crestar(3).........................      0.97       0.85       1.75       1.53       1.14        0.80       0.86
  Citizens...........................      0.58       0.56       1.12       1.08       1.08        1.08       1.08
  Crestar and Citizens pro forma(4)..      0.97       0.85       1.75       1.53       1.14        0.80       0.86




                                            Six Months
                                          Ended June 30,                           Years ended December 31,
                                      --------------------------------------------------------------------------
                                          1996       1995       1995       1994       1993       1992       1991
                                       ---------- ---------- ---------- ---------- ---------- ---------- -------
                                                       (Dollars in millions, except per share data)
Book value
  Crestar............................     33.46      32.73      33.90      30.47      28.58       25.65      23.62
  Citizens...........................     22.87      21.43      22.20      20.52      19.63       18.84      18.25
  Crestar and Citizens pro forma(2)(5)    31.57      31.13      32.24      29.13      27.45       24.94      23.05
Average Common Share and
 Common Share Equivalents
 Outstanding (thousands)(8)
  Crestar............................    43,467     43,711     43,685     43,398     43,103      38,903     37,682
  Citizens...........................    15,106     14,976     15,007     14,879     14,748      14,419     14,083
  Crestar and Citizens pro forma(2)..    56,080     56,216     56,216     55,821     55,418      50,943     49,442

Selected Period-End Balances:
Total assets
  Crestar............................$ 18,488.3 $ 17,211.6 $ 18,302.7 $ 16,482.9 $ 15,653.5  $ 14,459.7 $ 13,829.9
  Citizens...........................   4,179.8    3,822.5    4,039.7    3,688.1    3,270.6     3,243.2    2,981.5
  Crestar and Citizens pro forma.....  22,668.1   21,034.0   22,342.4   20,171.0   18,924.1    17,702.9   16,811.5
Loans (net of unearned income)
  Crestar............................  11,387.5   11,853.0   11,806.4   11,241.6    8,893.0     7,880.2    8,679.8
  Citizens...........................   2,317.9    2,048.3    2,226.4    1,953.2    1,773.5     1,699.9    1,755.1
  Crestar and Citizens pro forma.....  13,705.4   13,901.3   14,032.8   13,194.8   10,666.5     9,580.1   10,434.9
Allowance for loan losses
  Crestar............................     237.0      237.7      240.3      232.9      225.6       220.2      224.3
  Citizens...........................      35.9       33.2       34.1       32.2       29.1        24.1       19.0
  Crestar and Citizens pro forma.....     272.9      271.0      274.4      265.2      254.7       244.3      243.3
Nonperforming assets(6)
  Crestar............................      88.8       97.7       93.4      115.6      128.7       261.6      399.5
  Citizens...........................      45.5       48.7       48.9       50.6       58.0        73.4       48.2
  Crestar and Citizens pro forma.....     134.2      146.4      142.3      166.2      186.7       335.0      447.7
Total deposits
  Crestar............................  12,777.8   12,693.2   13,253.4   12,416.8   11,590.6    11,048.0   10,505.3
  Citizens...........................   3,075.4    2,933.6    3,046.9    2,782.3    2,841.6     2,838.2    2,599.9
  Crestar and Citizens pro forma.....  15,853.2   15,626.7   16,300.3   15,199.0   14,432.2    13,886.2   13,105.2
Long-term debt
  Crestar............................     696.7      705.7      671.3      715.1      604.0       334.4      283.4
  Citizens...........................        --         --         --         --         --          --         --
  Crestar and Citizens pro forma.....     696.7      705.7      671.3      715.1      604.0       334.4      283.4
Common shareholders' equity
  Crestar............................   1,431.2    1,404.7    1,451.4    1,295.2    1,219.4     1,063.0      890.5
  Citizens...........................     346.0      321.5      334.2      306.4      290.7       276.3      258.1
  Crestar and Citizens pro forma(5)..   1,749.1    1,726.2    1,785.6    1,601.5    1,510.1     1,339.3    1,148.6
Total shareholders' equity
  Crestar............................   1,431.2    1,404.7    1,451.4    1,295.2    1,219.4     1,108.0      935.5
  Citizens...........................     346.0      321.5      334.2      306.4      290.7       276.3      258.1
  Crestar and Citizens pro forma(5)..   1,749.1    1,726.2    1,785.6    1,601.5    1,510.1     1,384.3    1,193.6

Average Balances:
Total assets
  Crestar............................$ 17,488.9 $ 16,427.8 $ 16,639.6 $ 15,938.1 $ 14,567.8  $ 13,799.8 $ 13,523.2
  Citizens...........................   4,014.1    3,750.0    3,800.4    3,445.2    3,258.6     3,112.6    2,809.6
  Crestar and Citizens pro forma.....  21,503.0   20,177.8   20,440.0   19,383.3   17,826.4    16,912.4   16,332.8
Loans (net of unearned income)
  Crestar............................  11,534.1   11,575.5   11,632.4    9,984.7    8,241.9     8,226.9    8,958.6
  Citizens...........................   2,254.4    1,991.2    2,060.3    1,826.6    1,708.5     1,724.7    1,752.4
  Crestar and Citizens pro forma.....  13,788.4   13,566.8   13,692.7   11,811.3    9,950.4     9,951.5   10,711.0

                                       12



                                            Six Months
                                          Ended June 30,                           Years ended December 31,
                                       ---------------------------------------------------------------------------
                                          1996       1995       1995       1994       1993       1992       1991
                                       ---------- ---------- ---------- ---------- ---------- ---------- ---------
                                                       (Dollars in millions, except per share data)
Total deposits
  Crestar............................  12,810.8   12,476.3   12,548.5   12,338.7   11,152.5    11,114.4   10,245.1
  Citizens...........................   3,040.3    2,798.0    2,879.3    2,806.7    2,831.0     2,710.1    2,399.3
  Crestar and Citizens pro forma.....  15,851.1   15,274.4   15,427.7   15,145.4   13,983.5    13,824.6   12,644.5
Long-term debt
  Crestar............................     707.6      709.4      695.5      588.3      463.7       308.5      259.9
  Citizens...........................        --         --         --         --         --          --         --
  Crestar and Citizens pro forma.....     707.6      709.4      695.5      588.3      463.7       308.5      259.9
Common shareholders' equity
  Crestar............................   1,426.9    1,362.0    1,395.9    1,261.9    1,145.9       941.8      881.8
  Citizens...........................     340.9      314.3      320.7      299.4      285.1       270.0      259.1
  Crestar and Citizens pro forma.....   1,767.8    1,676.3    1,716.7    1,561.3    1,431.1     1,211.8    1,141.0
Total shareholders' equity
  Crestar............................   1,426.9    1,362.0    1,395.9    1,261.9    1,189.8       986.8      926.8
  Citizens...........................     340.9      314.3      320.7      299.4      285.1       270.0      259.1
  Crestar and Citizens pro forma.....   1,767.8    1,676.3    1,716.7    1,561.3    1,475.0     1,256.8    1,186.0

Ratios:
Return on average assets
  Crestar............................      1.28%      1.23%      1.08%      1.16%      1.05%       0.68%      0.33%
  Citizens...........................      0.99       0.93       0.95       0.90       0.82        0.75       0.72
  Crestar and Citizens pro forma.....      1.23       1.18       1.06       1.11       0.99        0.68       0.38
Return on average
  shareholders' equity
  Crestar............................     15.72      14.89      12.88      14.59      12.84        9.52       4.79
  Citizens...........................     11.70      11.15      11.25      10.37       9.41        8.63       7.82
  Crestar and Citizens pro forma.....     14.93      14.17      12.58      13.78      12.18        9.33       5.45
Return on average common.............
  shareholders' equity
  Crestar............................     15.72      14.89      12.88      14.59      13.14        9.71       4.74
  Citizens...........................     11.70      11.15      11.25      10.37       9.41        8.63       7.82
  Crestar and Citizens pro forma.....     14.93      14.17      12.58      13.78      12.39        9.47       5.44
Net interest margin(7)
  Crestar............................      4.66       4.62       4.61       4.57       4.59        4.57       4.10
  Citizens...........................      3.72       3.99       3.86       4.18       4.13        4.07       4.03
  Crestar and Citizens pro forma.....      4.47       4.52       4.46       4.50       4.50        4.47       4.09
Nonperforming assets to
  loans and foreclosed
  properties at period end
  Crestar............................      0.78       0.82       0.79       1.03       1.44        3.28       4.54
  Citizens...........................      1.95       2.36       2.18       2.57       3.23        4.25       2.71
  Crestar and Citizens pro forma.....      0.98       1.05       1.01       1.26       1.74        3.45       4.23
Net charge-offs to average loans
  Crestar............................      0.78       0.43       0.52       0.39       0.83        1.46       1.81
  Citizens...........................      0.19       0.09       0.23       0.17       0.38        0.55       0.94
  Crestar and Citizens pro forma.....      0.69       0.38       0.48       0.35       0.75        1.30       1.66
Allowance for loan losses to
  loans at period end
  Crestar............................      2.08       2.01       2.04       2.07       2.54        2.79       2.58
  Citizens...........................      1.55       1.62       1.53       1.65       1.64        1.42       1.08
  Crestar and Citizens pro forma.....      1.99       1.95       1.96       2.01       2.39        2.55       2.33
Allowance for loan losses to
  nonperforming loans at period end
  Crestar............................       319        307        317        273        247         143         79
  Citizens...........................       143         99        124         99         91          52         81
  Crestar and Citizens pro forma.....       274        244        266        225        206         122         79

                                       13


                                            Six Months
                                          Ended June 30,                           Years ended December 31,
                                      ---------------------------------------------------------------------
                                          1996       1995       1995       1994       1993       1992       1991
                                       ---------- ---------- ---------- ---------- ---------- ---------- -------
                                                       (Dollars in millions, except per share data)
Allowance for loan losses to
  nonperforming assets at period end
  Crestar............................       267        243        257        201        175          84         56
  Citizens...........................        79         68         70         64         50          33         39
  Crestar and Citizens pro forma.....       203        185        193        160        136          73         54
Total shareholders' equity
  to total assets at period end
  Crestar............................      7.74       8.16       7.93       7.86       7.79        7.66       6.76
  Citizens...........................      8.49       8.38       8.44       8.69       8.75        8.68       9.22
  Crestar and Citizens pro forma(5)..      7.72       8.21       7.99       7.94       7.98        7.82       7.10

Capital Ratios at Period End:
Tier 1 risk-adjusted capital

  Crestar............................       8.8%       9.0%       8.8%       9.4%      10.4%       10.4%       8.0%
  Citizens...........................      12.1       12.9       12.3       12.8       13.2        12.3       11.5
  Crestar and Citizens pro forma(5)..       9.2        9.6        9.3        9.9       10.9        10.7        8.5

Total risk-adjusted capital
  Crestar............................      12.0       12.3       12.0       13.0       13.1        13.5       10.4
  Citizens...........................      13.3       14.1       13.5       14.1       14.5        13.4       12.3
  Crestar and Citizens pro forma(5)..      12.1       12.6       12.3       13.1       13.3        13.5       10.7
Tier 1 leverage......................
  Crestar............................       7.4        7.6        7.5        7.6        7.5         7.6        6.6
  Citizens...........................       8.5        8.5        8.8        8.8        8.7         8.8        9.0
  Crestar and Citizens pro forma(5)..       7.5        7.7        7.7        7.8        7.8         7.8        7.0


                        NOTES TO SELECTED FINANCIAL DATA
                                  (Unaudited)

(1)   Amounts may not add due to rounding.

(2) Based on an assumed Exchange Ratio of 0.835 for conversion of Citizens Common Stock into Crestar Common Stock. See "Summary -- The Exchange Ratio" and "The Holding Company Merger -- Determination of Exchange Ratio and Exchange for Crestar Common Stock" for additional discussion regarding calculation of the Exchange Ratio.

(3) In April 1991, Crestar announced that, thereafter, its dividend declaration would be made in the month following the end of each quarter instead of in the last month of each quarter. As a result, 1991 included only three dividend declarations; however, four dividend payments were made.

(4) Pro forma dividends declared represent historical dividends per share declared by Crestar.

(5) Ratios derived from the Pro Forma Condensed Statement of Financial Condition as of June 30, 1996 reflect certain material, non-recurring adjustments of approximately $42 million, on an pre-tax basis, expected to be recorded in conjunction with the Holding Company Merger. These adjustments include approximately $9 million for settlement of obligations under existing employment contracts, severance pay for involuntary terminations, and related employee benefit costs; approximately $18 million associated with branch closings and consolidations; and approximately $15 million of expenses related to consummating the Holding Company Merger, including signage and customer service expenses. On an after-tax basis, these non-recurring adjustments approximately $28 million.

(6) Nonperforming assets include nonaccrual loans, restructured loans and foreclosed properties.

(7) Net interest margin is calculated on a taxable equivalent basis, using a tax rate of 35% for 1996, 1995, 1994 and 1993 and 34% for 1992 and 1991.

(8) Weighted average shares outstanding for Crestar is composed of the weighted average number of common shares outstanding during the period, including average common equivalent shares attributable to dilutive stock options. Weighted average shares outstanding for Citizens is composed of the weighted average number of common shares outstanding during the period; the dilutive effect of Citizens stock options was not material for any period presented.

                            THE SHAREHOLDER MEETINGS

Crestar Special Meeting


         Each copy of this Joint Proxy Statement/Prospectus mailed to holders of Crestar Common Stock is accompanied by a proxy appointment card furnished in connection with Crestar's solicitation of proxies for use at the Crestar Special
Meeting. The Crestar Special Meeting is scheduled to be held on December       ,
1996, at 919 East Main Street, Richmond, Virginia. Only holders of record of Crestar Common Stock at the close of business on November 1, 1996, are entitled to receive notice of and to vote at the Crestar Special Meeting.


         At the Crestar Special Meeting, shareholders will have the opportunity, in accordance with the shareholder approval policy of the NYSE, to consider and vote on a proposal to approve the issuance of shares of Crestar Common Stock and options to purchase such Common Stock pursuant to the terms of the Agreement. The NYSE requires, as a prerequisite to the listing of such shares on the NYSE, shareholder approval of such issuance because the shares and the shares subject to options will represent more than 20% of the shares of Crestar Common Stock outstanding. Based on the Exchange Ratio, approximately 13,200,000 shares of Crestar Common Stock will be required to acquire outstanding shares of Citizens Common Stock in the Holding Company Merger and for Crestar options to replace existing options covering shares of Citizens Common Stock. The Crestar shares to be issued and the Crestar shares to become subject to the replacement options will represent approximately 31% of shares of Crestar Common Stock outstanding at the Crestar Record Date.

         HOLDERS OF CRESTAR COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY APPOINTMENT CARD AND RETURN IT PROMPTLY TO CRESTAR IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

         Any holder of Crestar Common Stock who has executed and delivered a proxy appointment may revoke it at any time before it is voted by attending and voting in person at the Crestar Special Meeting or by giving written notice of revocation or submitting a signed proxy appointment bearing a later date to Crestar, Attention: Corporate Secretary, provided such notice or proxy appointment is actually received by Crestar prior to the vote of shareholders. A proxy appointment will not be revoked by the death or incapacity of the shareholder executing it unless, before the shares are voted, notice of such death or supervening incapacity is filed with the Corporate Secretary or other person authorized to tabulate the votes on behalf of Crestar. The shares of Crestar Common Stock represented by properly executed proxy appointments received in time for the Crestar Special Meeting will be voted for approval of the issuance of the shares of Crestar Common Stock pursuant to the terms of the Agreement. If any other matters are properly presented for consideration at the Crestar Special Meeting or any adjournment, the persons named in the Crestar proxy appointment card enclosed herewith will have discretionary authority to vote on such matters in accordance with their best judgment. Crestar is unaware of any matter to be presented at the Crestar Special Meeting other than the proposal for the issuance of the shares of Crestar Common Stock pursuant to the terms of the Agreement.

         The cost of soliciting proxies from holders of Crestar Common Stock will be borne by Crestar. Such solicitation will be made by mail but also may be made by telephone or in person by the directors, officers or employees of Crestar (who will receive no additional compensation for doing so). In addition to such solicitations, D. F. King & Co., Inc., a proxy solicitation firm, will assist Crestar in soliciting proxies for the Crestar Special Meeting and will be paid a fee of $10,000, plus out-of-pocket expenses. Crestar will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals.

Citizens Special Meeting

         Each copy of this Joint Proxy Statement/Prospectus mailed to holders of Citizens Common Stock is accompanied by a proxy appointment card furnished in connection with the Citizens Board's solicitation of proxies for use at the Citizens Special Meeting. The Citizens Special Meeting is scheduled to be held on December 19, 1996, at 14401 Sweitzer Lane, Laurel, Maryland 20707. Only holders of record of Citizens Common Stock at the close of business on November 1, 1996 are entitled to receive notice of and to vote at the Citizens Special Meeting. At the Citizens Special Meeting, shareholders will consider and vote upon the proposal to approve the Agreement.

         HOLDERS OF CITIZENS COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY APPOINTMENT CARD AND RETURN IT PROMPTLY TO CITIZENS IN THE ENCLOSED, POSTAGE-PAID ENVELOPE. FAILURE TO RETURN YOUR PROPERLY EXECUTED PROXY APPOINTMENT CARD OR TO VOTE AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE AGREEMENT.


         Any holder of Citizens Common Stock who has delivered a proxy appointment may revoke it any time before it is voted by attending and voting in person at the meeting or by giving notice of revocation in writing or submitting a signed proxy appointment bearing a later date to Citizens, 14401 Sweitzer Lane, Laurel, Maryland 20707, Attention: Secretary, provided such notice or proxy appointment is actually received by Citizens before the vote of shareholders. A proxy appointment will not be revoked by death or supervening incapacity of the shareholder executing the proxy appointment unless, before the shares are voted, notice of such death or incapacity is filed with the Secretary or other person responsible for tabulating votes on behalf of Citizens. The shares of Citizens Common Stock represented by properly executed proxy appointments received at or prior to the Citizens Special Meeting and not subsequently revoked will be voted as directed by the shareholders submitting such appointments. If instructions are not given, proxy appointments received will be voted FOR approval of the Agreement. If any other matters are properly presented for consideration at the Citizens Special Meeting or any adjournment, the persons named in the Citizens proxy appointment card enclosed herewith will have discretionary authority to vote on such matters in accordance with their best judgment. Citizens is unaware of any matter to be presented at the Citizens Special Meeting other than those indicated above.


         The cost of soliciting proxies from holders of Citizens Common Stock will be borne by Citizens. Such solicitation will be made by mail but also may be made by telephone or in person by the directors, officers and employees of Citizens and Citizens Bank (who will receive no additional compensation for doing so). In addition to such solicitations, D. F. King & Co., a proxy solicitation firm, will assist Citizens in soliciting proxies for the Citizens Special Meeting and will be paid a fee of $4,000, plus out-of-pocket expenses. Citizens will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals.

         CITIZENS SHAREHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY APPOINTMENT CARDS.

Votes Required

         Crestar. The affirmative vote of a majority of the shares of Crestar Common Stock voting at the Crestar Special Meeting is required for approval of the issuance of the shares of Crestar Common Stock pursuant to the terms of the Agreement. As of the Crestar Record Date, there were ________ shares of Crestar Common Stock outstanding and entitled to vote at the Crestar Special Meeting, with each share being entitled to one vote.

         As of the Crestar Record Date, the directors and executive officers of Crestar beneficially owned a total of ___________ shares (representing approximately ___% of the outstanding shares of Crestar Common Stock), and the directors and officers of Citizens and their affiliates owned less than 1% of Crestar Common Stock. Crestar has been advised that the shares of Crestar Common Stock owned by the directors and executive officers of Crestar will be voted for approval of the issuance of shares of Crestar Common Stock pursuant to the terms of the Agreement.

         Citizens. The affirmative vote of the holders of two-thirds of the outstanding shares of Citizens Common Stock entitled to vote at the Citizens Special Meeting is required in order to approve the Agreement. A failure to return a properly executed proxy appointment or to vote in person at the Citizens Special Meeting will have the same effect as a vote against the Agreement. As of the Citizens Record Date, there were _____________ shares of Citizens Common Stock outstanding and entitled to vote at the Citizens Special Meeting, with each share being entitled to one vote.

         As of the Citizens Record Date, the directors and executive officers of Citizens and their affiliates beneficially owned a total of _______ shares (representing approximately [ ]% of the outstanding shares of Citizens Common Stock), and the directors and executive officers of Crestar and their affiliates owned less than 1% of the outstanding shares of Citizens Common Stock. Citizens has been advised that the directors and executive officers of Citizens intend to vote their shares in favor of approval of the Agreement.

Recommendations

         Crestar. For the reasons described below, the Crestar Board believes the Holding Company Merger is in the best interests of Crestar and its shareholders and unanimously recommends that the shareholders of Crestar vote FOR approval of the issuance of shares of Crestar Common Stock to the shareholders of Citizens and the issuance of shares of Crestar Common Stock pursuant to Crestar Options issued to replace Citizens Options. In making its recommendation, the Crestar Board considered, among other things, the opinion of Morgan Stanley that the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to Crestar.

         Citizens. For the reasons described below, the Citizens Board has adopted the Agreement, believes the Holding Company Merger is in the best interests of Citizens and its shareholders and unanimously recommends that the shareholders of Citizens vote FOR approval of the Agreement. In making its recommendation, the Citizens Board considered, among other things, the opinion of Keefe Bruyette that the Exchange Ratio was fair to Citizens shareholders from a financial point of view.

                           THE HOLDING COMPANY MERGER

         The detailed terms of the Holding Company Merger are contained in the Agreement and Plan of Reorganization, attached as Annex I to this Joint Proxy Statement/Prospectus. The following discussion describes the material features of the proposed Holding Company Merger and the terms of the Agreement. This description is qualified by reference to the Agreement which is incorporated by reference herein.

Background of the Holding Company Merger

         Since its entry into the Greater Washington Region ("GWR") in 1985 by the acquisition of NS&T Bankshares in the District of Columbia and the acquisition of Bethesda Bancorporation in Maryland the following year, Crestar has sought to increase its presence in GWR and, more recently, Baltimore, by a series of strategic thrift and bank acquisitions. Since 1985, Crestar has acquired 24 banks and thrift institutions in GWR and Maryland. In 1995, Crestar acquired branches of Chase Manhattan Bank of Maryland and Loyola Federal Savings Bank in Baltimore. In 1996, Crestar acquired branches of Mellon Bank MD.


         Crestar is an active acquirer of bank holding companies, commercial banks, and thrifts, and a number of its officers have as one of their principal duties contacting potential acquisition candidates. Since January 1, 1996, Crestar has made no firm offer to acquire a financial institution other than Citizens. Since January 1, 1996, Citizens has had no contact with or received any firm offer from any financial institution other than Crestar, except that one financial institution informally contacted Citizens to express interest in a possible affiliation. Citizens has not had an active acquisition program and has had no contact or made any firm offer with respect to acquiring any other financial institution since January 1, 1996.

         Notwithstanding the strategic acquisitions mentioned above , Crestar's coverage of GWR in Montgomery and Prince George's counties, Maryland, was incomplete and, for a number of years beginning in 1993, Crestar has carried on friendly, sporadic and inconclusive discussions with Citizens' management with respect to a possible acquisition. Citizens' management's position was that it was willing to discuss affiliation with any potential acquiror, but its discussions with Crestar were always inconclusive until a series of meetings begun in July of this year.



         At a social outing involving C. Garland Hagen, head of Crestar's investment bank; William C. Harris, head of Crestar's GWR and Maryland operations; and Jeffrey R. Springer, President of Citizens, the determination was made to explore the benefits of a potential merger between Citizens and Crestar. The determination was reached by Messrs. Hagen and Springer to informally exchange information about the two companies. Following this social meeting, Mr. Springer informed Mr. Harris by telephone that he had been authorized by Citizens' Chairman Alfred H. Smith, Jr. to explore merger possibilities at a very high level (involving only a few people from each company), and that Mr. Smith had approved the exchange of information and further discussions. Thereafter, Crestar notified Citizens of the type of information it would need to conduct preliminary due diligence and, following receipt of this information, meetings were held in August in Baltimore to discuss and clarify the information and also to give the opportunity to Crestar to provide Citizens with its business plan and ideas for combining the Crestar and Citizens organizations.

         Crestar engaged Morgan Stanley on August 22, 1996, as its financial advisor to assist in the negotiations and to provide a fairness opinion, and Citizens engaged Keefe Bruyette on September 9, 1996, to provide a fairness opinion.


         On August 22 and 23, 1996, Crestar's Policy Committee, comprising seven top officers of Crestar, reviewed the negotiations to date and the Crestar mergers and acquisitions staff's preliminary analysis and evaluation of Citizens, and authorized Mr. Hagen to continue discussions. On Tuesday, August 27, 1996, at a meeting in Baltimore, further information was exchanged, including information regarding credit quality and pro forma projections for the combined enterprise, information concerning Crestar's benefit plans and human resources practices, the proposed due diligence process, and a possible deal structure. On Friday, September 6, 1996, Crestar's Policy Committee met to discuss deal pricing and structure, with Morgan Stanley's representatives participating by telephone. Late in the day, in a series of telephone calls between Crestar's and Citizens' managements, a fixed exchange ratio and the "walk-away" provisions were agreed to subject to negotiation of the definitive agreement, Crestar's conduct of due diligence, and approval by both boards of directors.

         The definitive agreement was negotiated during the ensuing week in negotiations participated in by top management officials of both corporations, outside counsel, and financial advisors, resulting in an agreement which was preliminarily approved by both boards of directors on Thursday, September 12, 1996, following receipt of fairness opinions from their respective financial advisors and subject to Crestar's satisfactory completion of due diligence during the ensuing weekend at Citizens locations.

         The Crestar Board met on Sunday, September 15, 1996, at 5:00 p.m. and the Citizens Board met two hours later at 6:00 p.m. The Crestar Board received a favorable report on the due diligence investigation, and following receipt of favorable opinions from their respective financial advisors, both boards approved unanimously the Agreement and related documents.

Reasons for the Holding Company Merger; Recommendations of the Crestar Board and the Citizens Board


         Crestar. The Crestar Board believes that the terms of the Holding Company Merger and the Agreement are advisable and are fair to, and in the best interests of, Crestar and its shareholders and has unanimously adopted the Agreement. In considering the terms and conditions of the Holding Company Merger, the Crestar Board considered, the financial terms of the Holding
Company Merger, its effect on future earnings, the strategic value of enhancing Crestar's franchise in Maryland and the Greater Washington Region, and the opinion of Morgan Stanley that as of the date of such opinion that the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to Crestar. The Board believes the Holding Company Merger will provide Crestar with a competitive advantage by increasing future earnings, expanding distribution of products, and building market share -- all without sacrificing asset quality. The Crestar Board also considered that Crestar shareholders would incur modest dilution in earnings per share in the first year following the Holding Company Merger. Although the financial terms of the

Holding Company Merger were the most important factor the Crestar Board considered, the Crestar Board is unable to assign any relative or specific weight to the factors it considered.


         The Crestar Board believes that issuance of Crestar Common Stock pursuant to the Agreement is advisable and is fair to, and in the best interests of, Crestar and its shareholders. The Crestar Board unanimously recommends that Crestar shareholders vote for the issuance of the Crestar shares pursuant to the Agreement.


         Citizens. The Citizens Board believes that the terms of the Holding Company Merger and the Agreement are advisable and are fair to, and in the best interests of, Citizens and its shareholders. As explained below, this conclusion is supported by the opinion of its independent financial advisor that the consideration to be received in the Holding Company Merger is fair to Citizens shareholders from a financial point of view. In considering the terms and conditions of the Agreement, the Citizens Board considered a number of factors. Although the financial terms of the Holding Company Merger were the most important factor the Citizens Board considered, the Citizens Board is unable to assign any relative or specific weight to the factors it considered. The material factors considered were:


                  (i) The Financial Terms and Structure of the Holding Company Merger. The Citizens Board was of the view that, based on historical and anticipated trading ranges for Crestar Common Stock, the value of the consideration to be received by Citizens shareholders resulting from the Exchange Ratio represented a fair multiple of Citizens' per share book value and earnings. The Citizens Board also considered that, under the proposed Exchange Ratio and based on the Citizens Board's belief that Crestar would continue to pay dividends at its current rate, the Holding Company Merger would result in a substantial increase in dividend income to Citizens shareholders, although there can be no assurance that current dividends are indicative of future dividends. See "Summary -- Comparative Per Share Data." The Citizens Board also considered that the Holding Company Merger would qualify as a tax-free reorganization under the Code. See " -- Certain Federal Income Tax Consequences."

                  (ii) The Non-Financial Terms of the Holding Company Merger. The Citizens Board considered the social and economic effect on the employees, depositors and customers of, and others dealing with, Citizens and on the communities in which Citizens is located or operates.

                  (iii) Certain Financial and Other Information Concerning Crestar. The Citizens Board considered the business and financial condition of Crestar and its favorable position among its peer group of national and regional financial institutions in terms of profitability, capital adequacy and asset quality. The Citizens Board also considered that the historical dividends per share and net income per share of Crestar Common Stock to be received by Citizens stockholders after giving effect to the Exchange Ratio, would represent a substantial increase in the historical dividends per share and net income per share of Citizens Common Stock, although there can be no assurance that pro forma amounts are indicative of future dividends or income per share of Crestar. The Citizens Board further considered the reputation and business practices of Crestar and its management as they would affect the employees of Citizens.

                  (iv) Other Possible Alternatives. Based in part on the advice of Keefe Bruyette, the Citizens Board considered possible alternatives to the transaction with Crestar, including remaining an independent institution.

                  (v) Opinion of Financial Advisor. The Citizens Board considered the opinion of Keefe Bruyette as to the fairness of the consideration to be received in the Holding Company Merger to Citizens shareholders from a financial point of view. See " -- Opinion of Financial Advisor."

         The Citizens Board believes that the Holding Company Merger and the Agreement are advisable and are fair to, and in the best interests of, Citizens and its shareholders. The Citizens Board unanimously recommends that Citizens shareholders vote for the Agreement and the Holding Company Merger contemplated thereby.

Opinions of Financial Advisors


         Crestar. Crestar retained Morgan Stanley to act as Crestar's financial advisor in connection with the Holding Company Merger and related matters based upon its qualifications, expertise and reputation, as well as Morgan Stanley's prior investment banking relationship and familiarity with Crestar. At the September 12, 1996 meeting of the Crestar Board, Morgan Stanley delivered an oral opinion to the Crestar Board that, as of such date and subject to certain considerations set forth in the written opinion of Morgan Stanley dated September 15, 1996, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to Crestar. Morgan Stanley subsequently confirmed its September 15, 1996, opinion by delivery to the Crestar Board of a written opinion dated as of the date of this Joint Proxy Statement/Prospectus.

         The full text of Morgan Stanley's opinion, dated as of the date of this Joint Proxy Statement/Prospectus, which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Annex III to this Joint Proxy Statement/Prospectus. Crestar stockholders are urged to, and should, read the Morgan Stanley opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the Crestar Board and the fairness of the Exchange Ratio in the Agreement from a financial point of view to Crestar, and it does not address any other aspect of the Holding Company Merger nor does it constitute a recommendation to any holder of Crestar Common Stock as to how to vote at the Crestar Special Meeting.



         In connection with rendering its written opinion dated as of this Joint Proxy Statement/Prospectus, Morgan Stanley, (i) analyzed certain publicly available financial statements and other information of Citizens and Crestar, respectively; (ii) analyzed certain internal financial statements and other financial and operating data concerning Citizens and Crestar prepared by the managements of Citizens and Crestar, respectively; (iii) analyzed certain financial projections of Citizens and Crestar prepared by the managements of Citizens and Crestar, respectively; (iv) discussed the past and current operations and financial condition and the prospects of Citizens and Crestar with senior executives of Citizens and Crestar, respectively; (v) analyzed the pro forma impact of the Merger on Crestar's earnings per share, consolidated capitalization and financial ratios; (vi) reviewed the reported prices and trading activity for the Citizens Common Stock and the Crestar Common Stock;
(vii) compared the financial performance of Citizens and Crestar and the prices and trading activity of the Citizens Common Stock and the Crestar Common Stock with that of certain other comparable publicly-traded companies and their securities; (viii) discussed with independent auditors of Citizens their review of the financial and accounting affairs of Citizens and with the independent auditors of Crestar their review of the financial and accounting affairs of Crestar; (ix) discussed the results of regulatory examinations of Citizens and Crestar with the senior management of the respective companies; (x) discussed the strategic objectives of the Merger and the plan for the combined company with senior executives of Citizens and Crestar; (xi) reviewed and discussed with senior management of Citizens and Crestar certain estimates of the cost savings and revenue enhancements projected by Citizens and Crestar for the combined company and compared such amounts to those estimated in certain precedent transactions; (xii) reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions; (xiii) participated in discussions and negotiations among representatives of Citizens and Crestar and their financial and legal advisors; and (xiv) reviewed the Agreement and certain related documents; and (xv) considered such other factors as were deemed appropriate.


         In rendering its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinion. With respect to the financial projections, including the estimates of cost savings and revenue enhancements expected to result from the Merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Citizens and Crestar.

Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Citizens and Crestar, nor has Morgan Stanley been furnished with any such appraisals, and Morgan Stanley has not examined any individual loan credit files of Citizens and Crestar. In addition, Morgan Stanley has assumed the Holding Company Merger will be consummated in accordance with the terms set forth in the Agreement. Morgan Stanley's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it, as of the date of such opinion.

         The following is a brief summary of the financial analyses performed by Morgan Stanley and reviewed with the Crestar Board on September 12, 1996 in connection with rendering its opinion on such date.

         Comparable Company Analysis. As part of its analysis, Morgan Stanley compared certain financial information of Citizens with corresponding publicly available information of (i) a group of four publicly traded bank holding companies that Morgan Stanley considered comparable in certain respects with Citizens (the "Peer Group"), and (ii) 35 regional bank holding companies (the "Morgan Stanley Bank Index" and together with the Peer Group, the "Comparables"). Historical financial information used in connection with the ratios provided below with respect to the Comparables is as of June 30, 1996.

         Morgan Stanley analyzed the relative performance and value of Citizens by comparing certain market trading statistics for Citizens with the Comparables. Market information used in ratios provided below is as of September 11, 1996. The market trading information used in the valuation analysis was market price to book value (which was 1.4x in the case of Citizens; 1.6x in the case of the average of the Peer Group; and 2.1 x in the case of the average of the Morgan Stanley Bank Index) and market price to estimated earnings per share for 1996 (which was 11.8x in the case of Citizens; 12.6x in the case of the average of the Peer Group; and 12.2x in the case of the average of the Morgan Stanley Bank Index). Earnings per share estimates for Citizens were based on First Call estimates as of September 11, 1996. Earnings per share estimates for the Morgan Stanley Bank Index and the Peer Group were based on the most recent available Institutional Brokers Estimate System ("I/B/E/S") estimates. I/B/E/S and First Call are data services that monitor and publish compilations of earnings estimates produced by selected research analysts regarding companies of interest to institutional stockholders. The implied range of stand-alone values for Citizens Common Stock derived from the analysis of the Comparables' market price to book value and market price to 1996 estimated earnings per share ranged from approximately $28 to $34.

         Dividend Discount Analysis. Morgan Stanley performed a dividend discount analysis to determine a range of present values per share of Citizens Common Stock assuming Citizens continued to operate as a stand-alone entity. This range was determined by adding (i) the present value of the estimated future dividend stream that Citizens could generate, and (ii) the present value of the "terminal value" of Citizens Common Stock at the end of year 2001. To determine a projected dividend stream, Morgan Stanley assumed a constant equity/assets ratio of 7%. The earnings projections which formed the basis for the dividends were adapted from First Call estimates for 1996 and 1997 as of September 11, 1996, and earnings growth rates ranging from 6% to 10% for estimating earnings for 1998 through 2001. The "terminal value" of Citizens Common Stock at the end of the period was determined by applying two price-to-earnings multiples (10.5x and 11.5x) to year 2001 projected earnings. The dividend stream and terminal values were discounted to present values using discount rates of 11% and 13% which Morgan Stanley viewed as the appropriate discount rate range for a company with Citizens' risk characteristics. Based on the above assumptions, the stand-alone value of Citizens Common Stock ranged from approximately $28 to $37 per share.

         Implied Acquisition Value. As part of its analysis of the acquisition valuation, Morgan Stanley assumed that the net present value of estimated cost savings and revenue enhancements was added to the stand-alone value of Citizens Common Stock calculated using First Call estimates as described above (see "Dividend Discount Analysis" above). Based on cost savings ranging from $46 to $58 million (40% to 50% of Citizens' non-interest expense base) and revenue enhancements of $5-$10 million per year beginning in 1998 estimated by the management of Crestar to result from the Holding Company Merger, discount rates of 11% and 13%, a phase-in of cost savings over two years, a cost savings and revenue enhancement growth rate of 2% after the phase-in period, merger and reorganization charges equal to fully phased-in pre-tax cost savings incurred in the first year following the Holding

Company Merger and price-to-earnings terminal multiples of 10.5x and 11.5x in the year 2001, Morgan Stanley estimated the implied acquisition value of Citizens Common Stock to range from approximately $46 to $57. Based on the closing market price on September 11, 1996 of $60.125 for Crestar Common Stock and the Common Exchange Ratio of 0.835, the value to be received in the Merger per share of Citizens Common Stock would be $50.20. The actual value received will depend on the value of Crestar Common Stock at the Effective Time of the Holding Company Merger.


         Precedent Transaction Analysis. Morgan Stanley performed an analysis of nine precedent transactions ("Precedent Transactions") by selected holding companies of commercial banks that Morgan Stanley deemed comparable to the Merger in order to calculate a valuation range for the Citizens Common Stock. Multiples of book value and earnings implied by the consideration paid in Precedent Transactions were applied to book value and 1997 estimated earnings per share of Citizens to yield a range of values for Citizens Common Stock.


         Ranges of multiples of book value and of estimated earnings (based on I/B/E/S estimates prior to announcement) per share ranging from 1.9x to 2.3x and from 13.5x to 16.5x, respectively, derived from the comparable transactions were applied to the book value and 1997 estimated earnings (based on First Call estimates as of September 11, 1996 per share of Citizens to yield an implied range of values for Citizens Common Stock ranging from approximately $39 to $53. Based on the closing market price on September 11, 1996 of $60.125 for Crestar Common Stock and the Common Exchange Ratio of 0.835, the value to be received in the Merger per share of Citizens Common Stock would be $50.20. The actual value received will depend on the value of Crestar Common Stock at the Effective Time of the Holding Company Merger.


         Pro Forma Merger Analysis. Morgan Stanley analyzed the financial impact of the Holding Company Merger on the holders of Crestar Common Stock, using First Call earnings estimates and Crestar's estimates for cost savings and revenue enhancements expected to result from the Holding Company Merger. This analysis showed that, after giving effect to the Holding Company Merger, before the impact of one-time merger-related charges, current holders of Crestar Common Stock would realize a decrease in fully diluted earnings per share in 1997 and an increase in fully diluted earnings per share in 1998, in each case compared to Crestar on a stand-alone basis. Morgan Stanley also analyzed the changes in return on equity from Crestar on a stand-alone basis, noting that such return on equity would increase following the Holding Company Merger. In addition, Morgan Stanley calculated that the Exchange Ratio would result in an allocation between the holders of Citizens Common Stock and Crestar Common Stock of pro forma fully diluted ownership of the combined entity equal to 23% and 77%, respectively.

         In connection with its written opinion dated as of the date of this Joint Proxy Statement/Prospectus, Morgan Stanley confirmed the appropriateness of its reliance on the analyses used to render its September 15, 1996 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the factors considered in connection therewith.

         No company or transaction used in the comparable company and comparable transaction analyses is identical to Citizens or the Holding Company Merger. Accordingly, the analysis of the results of the forgoing necessarily involves complex considerations and judgments concerning financial and operating characteristics of Citizens and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

         The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all its analysis as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Citizens.

         In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Citizens or Crestar. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Morgan Stanley's analysis of the fairness from a financial point of view of the Exchange Ratio pursuant to the Agreement to the holders of Crestar Common Stock and were conducted in connection with the delivery of Morgan Stanley's opinion. The analyses do not purport to be appraisals or to reflect the prices at which Citizens might actually be sold.


         As described above, Morgan Stanley's opinion and the information provided by Morgan Stanley to the Crestar Board were two of a number of factors taken into consideration by the Crestar Board in making its determination to recommend approval of the Agreement and the transactions contemplated thereby. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the entire Crestar Board or the view of the management with respect to the value of Citizens. The Exchange Ratio pursuant to the Agreement was determined through negotiations between Crestar and its advisors and Citizens, and was approved by the entire Crestar Board.


         The Crestar Board retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes. Morgan Stanley makes a market in Crestar Common Stock. In the course of its business, Morgan Stanley and its affiliates may actively trade the debt and equity securities of Citizens and Crestar for their own account and for the accounts of customers and, accordingly may at times hold a long or short position in such securities. In the past two years , Morgan Stanley has been paid fees of $650,000 for services rendered to Crestar, including acting as lead managing underwriter for Crestar's issuance of subordinated notes and for financial advisory services.


         Pursuant to a letter dated August 22, 1996, Crestar has agreed to pay Morgan Stanley: (i) an advisory fee estimated to be between $100,000 and $150,000 which is payable if the Holding Company Merger is not consummated and
(ii) a transaction fee of $3.5 million which is payable upon the consummation of the Holding Company Merger. Any advisory fee paid will be credited against the transaction fee. In addition, Crestar has agreed, among other things, to reimburse Morgan Stanley for all reasonable out-of-pocket expenses incurred in connection with the services provided by Morgan Stanley, and to indemnify and hold harmless Morgan Stanley and certain related parties from and against certain liabilities and expenses, which may include certain liabilities under the federal securities laws, in connection with its engagement.

         Citizens. Citizens retained Keefe Bruyette to render an opinion with respect to the fairness from a financial point of view of the consideration to be received by the shareholders of Citizens in the Holding Company Merger. Keefe Bruyette was selected to act as Citizens' financial advisor based upon its qualifications, expertise and reputation. Keefe Bruyette specializes in the securities of banking enterprises and regularly engages in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

         In the ordinary course of its business as a broker-dealer, Keefe Bruyette may, from time to time, purchase securities from, and sell securities to, Citizens and Crestar, and as a market maker in securities, Keefe Bruyette may from time to time have a long or short position in, and buy or sell, equity securities of Citizens and Crestar for its own account and for the accounts of its customers. To the extent that Keefe Bruyette has any such position as of the date of the fairness opinion attached as Annex IV hereto, it has been disclosed to Citizens.

         On September 15, 1996, at the meeting at which the Citizens Board approved and adopted the Agreement and the transactions contemplated thereby, Keefe Bruyette rendered its oral opinion to the Citizens Board that, as of such date, the Exchange Ratio was fair to the shareholders of Citizens from a financial point of view. That opinion was updated as of the date of this Joint Proxy Statement/Prospectus. In connection with its opinion dated the date of this Joint Proxy Statement/Prospectus, Keefe Bruyette also confirmed the appropriateness of its reliance on the analyses used to render its September 15, 1996 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions on which such analyses were based and the factors considered in connection therewith. No limitations were imposed by the Citizens Board upon Keefe Bruyette with respect to the investigations made or procedures followed by Keefe Bruyette in rendering its opinions.

         Keefe Bruyette's opinion is addressed to the Board of Directors of Citizens and does not constitute a recommendation to any of the shareholders of Citizens as to how such shareholders should vote with respect to the Merger Agreement.


         The full text of the opinion of Keefe Bruyette, which sets forth a description of the procedures followed, assumptions made, matters considered and limits on the review undertaken, is attached to this Joint Proxy
Statement/Prospectus as Annex IV and is incorporated herein by reference. shareholders are urged to read the opinion in its entirety.

         In rendering its opinion, Keefe Bruyette reviewed, analyzed and relied upon the following material relating to the financial and operating condition of Citizens and Crestar: (i) the Agreement; (ii) Annual Reports to Shareholders for the three years ended December 31, 1995 for Citizens and Crestar; (iii) certain interim reports to shareholders of Citizens and Crestar and Quarterly Reports on Form 10-Q of Citizens and Crestar and certain other communications from Citizens and Crestar to their respective shareholders; (iv) other financial information concerning the businesses and operations of Citizens and Crestar furnished to Keefe Bruyette by Citizens and Crestar for the purpose of Keefe Bruyette's analysis, including certain internal financial analyses and forecasts for Crestar prepared by senior management of Crestar; (v) certain publicly available information concerning the trading of, and the trading market for, the Common Stock of Citizens and Crestar; and (vi) certain publicly available information with respect to banking companies and the nature and terms of certain other transactions that Keefe Bruyette considered relevant to its inquiry. Additionally, in connection with its written opinion attached as Annex IV to this Joint Proxy Statement/Prospectus, Keefe Bruyette reviewed a draft of this Joint Proxy Statement/Prospectus in substantially the form hereof. Keefe Bruyette also held discussions with senior management of Citizens and Crestar concerning their past and current operations, financial condition and prospects, as well as the results of regulatory examinations. Keefe Bruyette took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of banks, bank holding companies and thrift institutions generally. Keefe Bruyette's opinion was necessarily based upon conditions as they existed and could be evaluated on the date thereof and the information made available to Keefe Bruyette through the date thereof.


         In conducting its review and arriving at its opinion, Keefe Bruyette relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and Keefe Bruyette did not attempt to verify such information independently. Keefe Bruyette relied upon the management Crestar as to the reasonableness and achievability of the financial and operating forecasts (the assumptions and bases therefor) provided to Keefe Bruyette and assumed that such forecasts reflected the best available estimates and judgments of Crestar management and that such forecasts will be realized in the amounts and in the time periods estimated by Crestar management. Keefe Bruyette also assumed, without independent verification, that the aggregate allowances for loan losses for Citizens and Crestar are adequate to cover such losses. Keefe Bruyette did not make or obtain any evaluations or appraisals of the property of Citizens or Crestar, nor did Keefe Bruyette examine any individual loan credit files. Keefe Bruyette was informed by Citizens, and assumed for purposes of its opinion, that the Merger would be accounted for as a pooling-of-interests under generally accepted accounting principles.


         The following is a summary of the material financial analyses employed by Keefe Bruyette in connection with providing its oral opinion of September 15, 1996 and does not purport to be a complete description of all analyses employed by Keefe Bruyette, although all material elements of the opinion are included in the summary.

         Analysis of the Crestar Offer. Keefe Bruyette reviewed certain historical financial information for Citizens and Crestar and calculated the imputed value of the Crestar offer to holders of Citizens Common Stock. Keefe Bruyette calculated the multiple which the Exchange Ratio represents, based on an assumed per share purchase price of $51.25, when compared to June 30, 1996 stated book value per share of $22.86, its stated tangible book value for the same period of $22.26 per share, its trailing twelve months earnings per share of $2.49, its 1997 earnings estimate of $3.00 per share, its 1998 earnings estimate of $3.25 per share and its market price as of September 13, 1996 of $32.25. Based on these assumptions, the price to stated book value multiple was
2.24 times, the price to stated tangible book value was 2.30 times, the price to trailing twelve month earnings per share was 20.61 times, the price to the 1997 earnings estimate per share multiple was 17.08 times, the price to the 1998 earnings estimate per share multiple was 15.77 times and the price to current market price was 1.59 times.

         Selected Peer Group Analysis. Keefe Bruyette compared the financial performance and market performance of Crestar based on various financial measures of earnings performance, operating efficiency, capital adequacy and asset quality and various measures of market performance, including market/book values, price to earnings and dividend yields to those of a group of comparable companies. For purposes of such analysis, the financial information used by Keefe Bruyette for Crestar and the comparable companies was as of and for the quarter ended June 30, 1996 and the market price information was as of September 13, 1996. The companies in the peer group had total assets ranging from approximately $17.9 billion to $23.6 billion, and included SouthTrust Corporation, Summit Bancorp, First of America Bank Corp., Southern National Corp., Huntington Bancshares, Inc., Fifth Third Bancorp, Firstar Corporation, AmSouth Bancorporation, Mercantile Bancorporation and Regions Financial Corporation.

         Keefe Bruyette's analysis showed the following concerning the financial performance of Crestar: that the return on equity on an annualized basis was 15.36% compared to an average of 16.70% for the peer group; that return on assets on an annualized basis was 1.28% compared to an average of 1.35% for the group; that net interest margin on an annualized basis was 4.47% compared with an average of 4.28%; that the efficiency ratio on an annualized basis was 58.25% compared to an average of 55.68%; that the equity to assets ratio was 7.74% compared to an average of 8.10%; that the tangible equity to assets ratio was 6.79% compared to an average of 7.10%; that the ratio of nonperforming assets to total loans and other real estate loans was .78% compared to an average of .73%; that the ratio of loan loss reserve to nonperforming loans was 319% compared to an average of 279%.


         Keefe Bruyette's analysis further showed the following concerning the market performance of Crestar: that the price to earnings multiple based on 1997 estimated earnings was 10.49 times compared to an average of 11.49 times; that the price to book value multiple was 1.80 times compared to an average of 2.09 times; that the price to tangible book value was 2.08 times compared to an average of 2.41 times and that the dividend yield was 3.39% compared to an average of 3.19%.


         Analysis of Selected Merger Transactions. Keefe Bruyette reviewed certain financial data related to two sets of recent comparable bank acquisitions. The first set was comprised of bank acquisitions announced from January 1, 1994 with the acquiree's assets between $2.0 and $10.0 billion and included the following transactions (identified by acquirer/acquiree): National Australia Bank/Michigan National Corp., US Bancorp/West One Bancorp, BB&T Financial Corp/Southern National, Union Bank/BanCal Tri-State, Boatmen's Bancshares/Fourth Financial, NationsBank Corp/Bank South Corp, UJB Financial/Summit Bancorp, Banc One Corporation/Premier Bancorp, First Bank System/FirsTier Financial, Boatmen's Bancshares/Worthen Banking Corp., National Westminster/Citizens First Bancorp, Regions Financial/First National Bancorp, Union Planters Corp./Grenada Sunburst, and First Fidelity Bancorp/Baltimore Bancorp.

         Keefe Bruyette calculated an average and median for the comparable group (measured September 11, 1996) for the multiple of the targets' earnings (trailing 12 months) of 16.2x and 13.9x respectively compared to a multiple of 20.6x associated with the Crestar proposal; an average and median premium to the targets' stated book value of 197% compared to a multiple of 224% associated with the Crestar proposal; an average and median premium to the targets' tangible book value of 211% and 213% respectively compared to a multiple of 230% associated with the Crestar proposal.

         The second set was composed of bank acquisitions announced from January 1, 1995 with the acquiree's assets between $2.0 and $20.0 billion and included the following transactions (identified by acquirer/acquiree): Bank of Boston/BayBanks, Regions Financial/First National Bancorp, CoreStates Financial/Meridian Bancorp, UJB Financial/Summit Bancorporation, NationsBank Corp/Bank South Corporation, National City Corporation/Integra Financial, Boatmen's Bancshares/Fourth Financial, First Bank System/FirsTier Financial, Banc One Corporation/Premier Bancorp, PNC Bank Corp/Midlantic Corp, Union Bank/BanCal Tri-State, US Bancorp/West One Bancorp, National Australia Bank/Michigan National Corp.

         Keefe Bruyette calculated an average and median for the group (measured September 11, 1996) for the multiple of the targets' earnings (trailing 12 months) of 15.5x and 13.9x respectively compared to a multiple of 20.6x associated with the Crestar proposal; an average and median premium to the targets' stated book value of 197% and 198% respectively compared to a multiple of 224% associated with the Crestar proposal; an average and median premium to the targets' tangible book value of 213% and 215% respectively compared to a multiple of 230% associated with the Crestar proposal.

         No company or transaction used as a comparison in the above analysis is identical to Citizens, Crestar or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

         Contribution Analysis. Keefe Bruyette analyzed the relative contribution of each of Citizens and Crestar to certain balance sheet, income statement and asset quality items, including assets, deposits, shareholder's equity and trailing twelve month earnings. The contribution analysis showed that under the Crestar proposal, Citizens would contribute approximately 18% of the combined assets, 19% of the combined deposits, 20% of the combined shareholder's equity and 15% of the trailing twelve month earnings of the two companies (before cost savings).

         Value of the Exchange. Based on the Exchange Ratio, Keefe Bruyette determined the value to Citizen shareholders as measured by Citizens' June 1996 book value per share, 1997 earnings per share estimate, 1997 dividend per share estimate and market value per share which were for Citizens $22.86, $3.00, $1.20 and $33.25 respectively. Applying the Exchange Ratio to Crestar's June 1996 book value of $33.46, creates an increase in book value to Citizens' shareholders of 14.7% or $3.35, an increase in 1997 earnings per share estimate of 60.2% or $1.81, an increase in 1997 dividend per share estimate of 44.7% or $.54 and an increase in the market value per share of 58.9% or $19.00.

         Pro Forma EPS. Keefe Bruyette analyzed the pro forma earnings per share of the combined company based on the Exchange Ratio of 0.835 shares of Crestar Common Stock for each share of Citizens Common Stock. Based on the 1997 EPS estimates of $3.00 and $5.85 for Citizens and Crestar respectively, the combined company's pro forma EPS is estimated at $5.76 for 1997 including cost savings of approximately $23.9 million (after tax) which represents 1.6% dilution to Crestar's 1997 earnings. Based on the 1998 earnings estimates of $3.25 and $6.39 per share for Crestar and Citizens respectively, the combined company's pro forma earnings per share is estimated at $6.43 for 1998 including cost saves of approximately $34.3 million (after tax) which represents 0.6% accretion to Crestar's 1998 earnings.

         Discounted Cash Flow Analysis. Keefe Bruyette compared the present value of future cash flows that would accrue to a holder of a share of Citizens Common Stock assuming Citizens were to remain independent to the present value of future cash flows that would accrue to a holder of 0.835 shares of Crestar Common Stock assuming the Merger were to occur. This analysis assumed 10% and 9% annual earnings per share growth for Citizens and Crestar respectively, 6% and 8% annual dividend growth for Citizens and Crestar respectively, a trading multiple of 10.5 times earnings for the year 2001 for Citizens, as well as a discount rate of 14%. Based on such assumptions, Keefe Bruyette's analysis indicated that the present value of a share of Citizens Common

Stock, on a stand alone basis would be $28.37 compared with a present value of $43.74 for 0.835 shares of Crestar Common Stock. Keefe Bruyette also presented a table showing the foregoing analysis with a range of discount rates from 10% to 15% and a range of price to earnings multiples of 10 times to 15 times, resulting in a range of present values for a share of Citizens Common Stock of $26.15 to $45.81. Keefe Bruyette repeated the foregoing analysis under an alternative scenario in which each entity is acquired in 2001 for a price equal to 15 times 2001 earnings per share. Such analysis indicated a present value for a share of Citizens Common Stock of $38.64, compared with a present value of
 .835 shares of Crestar Common Stock of $60.69. Keefe Bruyette stated that the discounted cash flow analysis is a widely-used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, dividend payout rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Citizens Common Stock or Crestar Common Stock.

         Market Reaction. Keefe Bruyette analyzed the market's reaction to four comparable bank acquisitions as measured by the change in the acquirors' price subsequent to the announcement of the acquisition. The four transactions were (as identified by acquiror/acquiree): NationsBank Corporation/Boatmen's Bancshares, Bank of Boston/BayBanks, Inc., CoreStates Financial/Meridian Bancorp and UJB Financial Corp./Summit Bancorporation. The change in acquiror's price one day after announcement was -9.1%, -2.7%, -0.8% and -9.2% respectively. The change in acquiror's price ten days after announcement was NA, -4.0%, .3% and -10.6%. The change in acquiror's price as of September 10, 1996 was -9.2%, 13.4%, 8.4% and 6.5% respectively. For comparison purposes, Keefe Bruyette examined the change in Keefe Bank Index for the same periods which resulted in a change in the Keefe Bank Index of 2.6%, 13.5%, 18.2% and 25.1% respectively.


         The summary contained herein provides a description of the material analyses prepared by Keefe Bruyette in connection with the rendering of its opinion. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Keefe Bruyette believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Keefe Bruyette's presentations and opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be Keefe Bruyette's view of the actual value of Citizens and Crestar. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analyses.


         In performing its analyses, Keefe Bruyette made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Citizens and Crestar. The analyses performed by Keefe Bruyette are not necessarily indicative of actual values or actual future results which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Keefe Bruyette's analysis of the fairness, from a financial point of view, of the Exchange Ratio and were provided to the Citizens Board in connection with the delivery of Keefe Bruyette's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company actually might be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Keefe Bruyette's opinion, along with its presentation to the Citizens Board, was just one of many factors taken into consideration by the Citizens Board in unanimously approving the Agreement.

         Pursuant to the Engagement Letter dated September 9, 1996, Citizens agreed to pay Keefe Bruyette a cash fee of $100,000 promptly upon the signing of a merger agreement between Citizens and Crestar, $200,000 upon the mailing of the Proxy Statement/Prospectus relating to the proposed merger and $390,000 upon consummation of the proposed merger. In addition, Citizens agreed to reimburse Keefe, Bruyette for all reasonable out-of-pocket expenses, not to exceed $10,000, incurred in connection with the services provided by Keefe, Bruyette, and to indemnify and hold harmless Keefe, Bruyette and certain related parties from and against certain liabilities and expenses, which may include certain liabilities under the federal securities laws, in connection with its engagement.



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



Effective Time of the Holding Company Merger

         The Holding Company Merger is expected to be consummated by December 31, 1996. The Holding Company Merger will be effective on the date (the "Effective Date") and the time (the "Effective Time") specified in the Articles of Merger that are to be filed with the SDAT (Maryland) and the SCC (Virginia) as soon as practicable following satisfaction of all the conditions to the consummation of the Holding Company Merger set forth in the Agreement. Either Citizens or Crestar, acting unilaterally, may terminate the Agreement if the Holding Company Merger has not been consummated by June 30, 1997.

         Until the Effective Time of the Holding Company Merger occurs, Citizens shareholders will retain their rights as shareholders to vote on matters submitted to them by the Citizens Board.

Determination of Exchange Ratio and Exchange for Crestar Common Stock


         Crestar and Citizens valued Citizens Common Stock at $48.50 per share and valued Crestar Common Stock at $58 per share for the purpose of determining the Exchange Ratio. Using these two values, an Exchange Ratio of 0.835 shares of Crestar Common Stock for each share of Citizens Common Stock was negotiated. The Exchange Ratio, as finally negotiated, was directly related to stock market conditions generally and, more specifically, to the market value of Crestar Common Stock. Crestar and Citizens recognized that a fixed Exchange Ratio would result in a fluctuating value for Citizens Common Stock which reflects the market price of Crestar Common Stock.

         Each share of Citizens Common Stock (other than shares held directly by Crestar, which will be canceled without payment therefor) will be converted into
0.835 shares of Crestar Common Stock, and an identical number of Rights. Citizens has the right to terminate the Agreement during the five-day period prior to the fifth day prior to the Closing Date if the Average Closing Price of Crestar Common Stock is $48.00 or less during the 10-trading day period ending on the 10th day prior to the Closing Date. If Citizens takes this action, Crestar has the option during the five-day period following notice of termination to postpone the Closing Date for 15 trading days, during the first 10 trading days on which an Adjusted Average Closing Price of Crestar Common Stock will be determined. If the Adjusted Average Closing Price is more than $48.00, no termination shall be deemed to have occurred and the Agreement will remain in effect. If the Adjusted Average Closing Price is $48.00 or less, Crestar has the option of increasing the consideration to be received by holders of Citizens Common Stock hereunder by adjusting the Exchange Ratio to equal a number equal to the quotient obtained by dividing $40.08 by the Adjusted Average Closing Price. If Crestar increases the Exchange Ratio, no termination is deemed to have occurred and the Agreement remains in force in accordance with its terms (except as the Exchange Ratio shall have been so modified). In no event is the modified Exchange Ratio to be less than 0.835 shares of Crestar Common Stock for each share of Citizens Common Stock. The terms "Average Closing Price" and "Adjusted Average Closing Price" mean the average of the closing sales price of Crestar Common Stock as reported on the consolidated tape of the NYSE for each of the 10 trading days in the relevant trading period.


         At June 30, 1996, there were 15,130,036 shares of Citizens Common Stock outstanding. In addition, options to purchase an additional 678,500 shares of Citizens Common Stock were outstanding at June 30, 1996. Based on the number of shares of Citizens Common Stock outstanding and the number of options to purchase Citizens Common Stock outstanding as of June 30, 1996, and an Exchange Ratio of 0.835, Crestar would issue 12,633,580 shares of Crestar Common Stock in exchange for Citizens Common Stock, and convert the outstanding options to purchase Citizens Common Stock into 566,548 outstanding options to purchase Crestar Common Stock. The aggregate number of shares of Crestar Common Stock to be issued in connection with the Holding Company Merger, and the number of options to purchase Citizens Common Stock that will be converted into options to purchase Crestar Common Stock, will vary to the extent that any outstanding options to purchase Citizens Common Stock are exercised prior to the Effective Time of the Holding Company Merger. See " -- Effect on Citizens Employee Benefit Plans" below.

         Following the Effective Time of the Holding Company Merger, former holders of shares of Citizens Common Stock will be mailed a Letter of Transmittal which will set forth the procedures that should be followed for exchange of Citizens Common Stock for Crestar Common Stock.

         Shareholders of Citizens who receive Crestar Common Stock will be entitled to receive certificates representing the number of whole shares of Crestar Common Stock for which such shares have been submitted for exchange and cash in lieu of any fractional share interest on the basis of the Exchange Ratio.

Business of Citizens and Crestar Pending the Holding Company Merger

         Crestar. Crestar has agreed that prior to the Effective Time of the Holding Company Merger: (i) Crestar will and will cause each of its subsidiaries to conduct their respective operations only in the ordinary course of business consistent with past practice and will use its best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, customers, clients and others having business relationships with them; (ii) Crestar shall not, and shall not permit any of its subsidiaries to, take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of Crestar or Citizens to obtain any necessary approvals, consents or waivers of any governmental entity required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under the Agreement; and (iii) Crestar will not issue any Crestar Common Stock except (A) under existing stock option or employee or director benefit plans in accordance with past practice and (B) in acquisitions accounted for as purchases where the stock to be issued is acquired from a third party in a manner consistent with pooling-of-interests accounting treatment for the Holding Company Merger.

         Citizens. Citizens and Citizens Bank have agreed that prior to the Effective Time of the Holding Company Merger, they will operate their respective businesses substantially as presently operated and only in the ordinary course and in general conformity with applicable laws and regulations, and, consistent with such operation, they will use their best efforts to preserve intact their present business organizations and relationships with persons having business dealings with them. Without limiting the generality of the foregoing, Citizens and Citizens Bank agree that they will not, without prior notice to Crestar, and with respect to clauses (v), (vi), (xvi), and (xvii), with Crestar's prior written consent, and unless required by regulatory authorities, (i) make any change in the salaries, bonuses or title of any officer or any other employee, other than those permitted by current employment policies in the ordinary course of business, any of which changes shall be reported promptly to Crestar; (ii) enter into any bonus, incentive compensation, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment, severance or consulting agreement or increase benefits under existing plans and agreements; (iii) create or otherwise become liable with respect to any indebtedness for money borrowed or purchase money indebtedness except in the ordinary course of business; (iv) amend its Articles of Incorporation or By-laws; (v) issue or contract to issue any shares of Citizens capital stock or securities exchangeable for or convertible into capital stock, except (y) shares of Citizens Common Stock issuable pursuant to the Citizens Options outstanding as of June 30, 1996, or pursuant to Citizens' 401(k) plan, and (z) up to 3,012,000 shares of Citizens Common Stock pursuant to the Option Agreement; (vi) purchase any shares of Citizens capital stock except shares purchased under its stock buyback program and shares to be purchased for employee benefit and stock option plans pursuant to a systematic program in effect for at least two years; (vii) enter into or assume any material contract or obligation, except in the ordinary course of business; (viii) other than as provided in (a) below with respect to the work-out of nonperforming assets, waive, release, compromise or assign any right or claim involving $1,000,000 or more without compliance with Citizens Bank's credit policies; (ix) propose or take any other action which would make any representation or warranty in Section
3.1 of the Agreement untrue; (x) introduce any new products or services or change the rate of interest on any deposit instrument to above-market interest rates; (xi) make any change in policies respecting extensions of credit or loan charge-offs; (xii) change reserve requirement policies; (xiii) change securities portfolio policies; (xiv) acquire a policy or enter into any new agreement, amendment or endorsement or make any changes relating to insurance coverage, including coverage for its directors and officers, which would result in an additional payment obligation of $200,000 or more; (xv) propose or take any action with respect to the closing of any branches; (xvi) amend the terms of the Citizens Options or any other stock-based compensation plan for employees or directors; (xvii) amend the terms of the written severance or employment agreements identified in Schedule F to the Agreement; or (xviii) make any change in any tax election or accounting method or system of internal accounting controls, except as may be appropriate to conform to any change in regulatory accounting requirements or generally accepted accounting principles.

         Citizens and Citizens Bank have further agreed that they will consult and cooperate with Crestar regarding all actions described in the immediately preceding paragraph, and (a) with loan portfolio management, including management and work-out of nonperforming assets, and credit review and approval procedures, including notice to Crestar's Credit Review Department Management of any new loans in excess of $1,000,000, and (b) with securities portfolio and funds management, including management of interest rate risk.

         Citizens and Citizens Bank have further agreed that neither Citizens, Citizens Bank nor any of their executive officers, directors, representatives, agents or affiliates shall, directly or indirectly, solicit or initiate discussions or negotiations with any person other than Crestar concerning any merger, sale of substantial assets, tender offer, sale of shares of stock or similar transaction involving Citizens or Citizens Bank or disclose, directly or indirectly, any information not customarily disclosed to the public concerning Citizens or Citizens Bank, afford to any person other than Crestar access to the properties, books or records of Citizens or Citizens Bank or otherwise assist any person who may be preparing to make or who has made such an offer, or enter into any agreement with any third party providing for a business combination transaction, equity investment or sale of a significant amount of assets, except in a situation in which a majority of the full Citizens Board has determined in good faith, upon advice of counsel, that such Board has a fiduciary duty to consider and respond to a bona fide proposal by a third party (which proposal was not directly or indirectly solicited by Citizens or Citizens Bank or any of their officers, directors, representatives, agents or affiliates) and provides written notice of its intention to consider such proposal and the material terms thereof to Crestar at least five days before responding to the proposal. Citizens and Citizens Bank will promptly communicate to Crestar the terms of any proposal which it may receive in respect to any of the foregoing transactions.

Conditions to Consummation of the Holding Company Merger

         Consummation of the Holding Company Merger is conditioned upon the approval of the holders of two-thirds of the outstanding Citizens Common Stock entitled to vote at the Citizens Special Meeting and the approval of the holders of a majority of Crestar Common Stock entitled to vote at the Crestar Special Meeting. The Holding Company Merger must be approved by the Federal Reserve Board, the SCC and the Maryland Department, applications for which have been filed and approvals for which are expected to be received. The obligations of Citizens and Crestar to consummate the Holding Company Merger are further conditioned upon (i) the accuracy of the representations and warranties of Citizens and Crestar contained in the Agreement, including without limitation the representation and warranty that there has been no material adverse change in the condition (financial or otherwise) of Crestar or Citizens since December 31, 1995 (other than changes resulting from or attributable to: (i) changes since such date in laws or regulations, generally accepted accounting principles or interpretations of either thereof that affect the banking or savings and loan industries generally, (ii) changes since such date in the general level of interest rates, (iii) expenses incurred in connection with the Transaction, and, with respect to Citizens, (iv) accruals and reserves by Citizens or Citizens Bank taken since such date pursuant to the Agreement, or (v) any other accruals, reserves or expenses incurred by Citizens or Citizens Bank since such date with Crestar's prior written consent); (ii) the performance of all covenants and agreements contained in the Agreement, including without limitation the establishment of the accruals, reserves and charge-offs as may be necessary to conform Citizens' accounting and credit loss reserve practices and methods to those of Crestar Bank as such practices and methods are to be applied from and after the Effective Time of the Holding Company Merger; (iii) the receipt of opinions of Hunton & Williams, counsel to Crestar and Crestar Bank, and Semmes, Bowen & Semmes, counsel to Citizens and Citizens Bank, with respect to certain of the tax consequences of the Transaction described herein under "-- Certain Federal Income Tax Consequences;" (iv) the receipt by Crestar of certain evidence of title relating to Citizens' and Citizens Bank's branch real estate;
(v) the approval for listing on the NYSE of the shares of Crestar Common Stock at the Effective Time of the Holding Company Merger; (vi) the receipt of opinions of counsel with respect to certain legal matters; (vii) the execution and delivery of a commitment and undertaking by each shareholder of Citizens who is an affiliate of Citizens to the effect that (A) beginning 30 days prior to the Effective Date of the Holding Company Merger, such shareholder will not sell, pledge, transfer or otherwise dispose of shares of Citizens Common Stock or Crestar Common Stock until such times as financial results covering at least 30 days of combined operations of Crestar and Citizens have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, and in furtherance of this undertaking, shares of Crestar Common Stock issued to affiliates in exchange for shares of Citizens Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of Crestar and Citizens have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written letter agreement referred to in Section 5.1(g) of the Agreement (and Crestar shall be entitled to place restrictive legends upon certificates of shares of Crestar Common Stock issued to affiliates of Citizens to enforce the provisions of Section 5.1(g) of the Agreement), (B) such shareholder will dispose of the shares of Crestar Common Stock received by him in connection with the Holding Company Merger only in accordance with the provisions of paragraph (d) of Rule 145 under the 1933 Act, (C) such shareholder will not dispose of any of such shares until Crestar has received, at its expense, an opinion of counsel acceptable to it that such proposed disposition is in compliance with the provisions of paragraph (d) of Rule 145 and any applicable securities laws which opinion shall be rendered promptly following counsel's receipt of such shareholder's written notice of its intent to sell shares of Crestar Common Stock and (D) the certificates representing said shares may bear a legend referring to the foregoing restrictions; (viii) the shares of Crestar Common Stock to be issued in the Holding Company Merger shall have been duly registered under the 1933 Act and applicable state securities laws, and such registration shall not be subject to a stop order or any threatened stop order by the SEC or any applicable state securities authority; and (ix) in the case of Citizens, the exemption of the Holding Company Merger from the operation of its Shareholder Rights Plan.

         Crestar and Citizens may waive any condition to their obligations to consummate the Holding Company Merger except requisite approvals of Crestar and Citizens shareholders and regulatory authorities.

Stock Option Agreement

         Crestar and Citizens have entered into a Stock Option Agreement, dated as of September 15, 1996 (the "Option Agreement"), pursuant to which Citizens issued to Crestar an option (the "Option") to purchase up to 3,012,000 shares of Citizens Common Stock at a purchase price of $40.00 per share.

         Crestar may exercise the Option upon the occurrence of certain events (each a "Purchase Event"). The Option Agreement provides that a Purchase Event shall mean the occurrence of any of the following events after the date of execution of the Option Agreement: (i) Citizens or any banking subsidiary of Citizens (a "Bank"), without having received Crestar's prior written consent, shall have entered into an agreement with any person to: (x) merge, consolidate or enter into any similar transaction, except as contemplated in the Agreement;
(y) purchase, lease or otherwise acquire all or substantially all of the assets of Citizens or a Bank; or (z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of Citizens or a Bank; (ii) any person (other than Citizens or a Bank in a fiduciary capacity, or Crestar, Crestar Bank, Crestar Bank N.A., or Crestar Bank MD in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Citizens Common Stock after the date of the Option Agreement; (iii) any person shall have made a bona fide proposal to Citizens by public announcement or written communication that is or becomes the subject of public disclosure to acquire Citizens or a Bank by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of Citizens vote not to adopt the Agreement; or (iv) Citizens shall have willfully breached certain specified covenants contained in the Agreement following a bona fide proposal to Citizens or a Bank to acquire Citizens or a Bank by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, which breach would entitle Crestar to terminate the Agreement (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the date on which Crestar shall notify Citizens of its intent to exercise the Option.

         The Option may be exercised in whole or in part, at any time or from time to time if a Purchase Event shall have occurred and be continuing and before the Option Agreement is terminated, unless Crestar shall have breached in any material respect any material covenant or representation contained in the Agreement and such breach has not been cured. The Option Agreement provides that to the extent that it shall have not been exercised, the Option shall terminate
(i) on the Effective Date of the Holding Company Merger; (ii) upon the termination of the Agreement in accordance with the provisions thereof (other than a termination resulting from a willful breach by Citizens of certain specified covenants contained therein or, following the occurrence of a Purchase Event, failure of Citizens shareholders to approve the Holding Company Merger by the vote required under applicable law or under Citizens' Charter); or (iii) 12 months after termination of the Agreement due to a willful breach by Citizens of certain specified covenants contained therein or, following the occurrence of a Purchase Event, failure of Citizens shareholders to approve the Holding Company Merger by the vote required under applicable law or under Citizens' Charter.


         Because the Option permits Crestar to purchase a significant number of shares of Citizens Common Stock at a purchase price below the inferred value of Citizens Common Stock reflected in the Exchange Ratio, any potential acquiror triggering a Purchase Event would be required to absorb the difference between the price Crestar would pay for shares of Citizens Common Stock upon exercise of the Option ($40 per share), and the price the potential acquiror would be required to offer to better the inferred value of Citizens Common Stock. This could have the effect of deterring potential acquirors from topping the Crestar offer.


Waiver and Amendment; Termination

         Waiver and Amendment. Prior to the Effective Time of the Holding Company Merger, any term or provision of the Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof and the Agreement may be amended or supplemented by written instructions duly executed by all parties hereto at any time, whether before or after the Crestar Special Meeting or the Citizens Special Meeting, excepting statutory requirements and requisite approvals of shareholders and regulatory authorities, provided that any such amendment or waiver executed after shareholders of Crestar or Citizens have approved the Agreement and the Holding Company Plan of Merger shall not modify either the amount or form of the consideration to be received by such Citizens shareholders for their shares of Citizens Common Stock or otherwise materially adversely affect such shareholders without their approval.

         Termination. The Agreement shall be terminated, and the Transaction abandoned, if the shareholders of Crestar or Citizens shall not have given the approval of the Holding Company Merger. Notwithstanding such approval by such shareholders, the Agreement may be terminated at any time prior to the Effective Time of the Holding Company Merger, by: (i) the mutual consent of Crestar and Citizens, as expressed by their respective Boards of Directors; (ii) either Crestar on the one hand or Citizens on the other hand, as expressed by their respective Boards of Directors, if the Holding Company Merger has not occurred by June 30, 1997, provided that the failure of the Holding Company Merger to so occur shall not be due to a willful breach of any representation, warranty, covenant or agreement by the party seeking to terminate the Agreement; (iii) Crestar in writing authorized by its Board of Directors if Citizens or Citizens Bank has, or by Citizens in writing authorized by its Board of Directors, if Crestar or Crestar Bank has, in any material respect, breached (A) any covenant or agreement contained therein, or (B) any representation or warranty contained in the Agreement, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date (as defined in the Agreement); provided that it is understood and agreed that either party may terminate the Agreement on the basis of any such material breach of any representation or warranty which is not cured within 30 days of written notice thereof contained in the Agreement, notwithstanding any qualification therein relating to the knowledge of the other party; (iv) either Crestar on the one hand or Citizens on the other hand, as expressed by their respective Boards of Directors, in the event that any of the conditions precedent to the obligations of such parties to consummate the Holding Company Merger have not been satisfied or fulfilled or waived by the party entitled to so waive on or before the Closing Date, provided that no party shall be entitled to terminate the Agreement pursuant to this subparagraph (d) if the condition precedent or conditions precedent which provide the basis for termination can reasonably be and are satisfied within a reasonable period of time, in which case, the Closing Date shall be appropriately postponed; (v) Citizens, if the Citizens Board shall have determined in its sole discretion, exercised in good faith, that the Holding Company Merger has become inadvisable or impracticable by reason of (A) the institution of any litigation, proceeding or investigation (including under federal antitrust laws) to restrain or prohibit the consummation of the Transaction or to obtain other relief in connection with the Agreement, or (B) commencement of a competing offer for Citizens Common Stock which is significantly better than Crestar's offer, and which Crestar has certified to Citizens, in writing, it is unwilling to meet;
(vi) Crestar, if the Crestar Board shall have determined in its sole discretion, exercised in good faith, that the Holding Company Merger, has become inadvisable or impracticable by reason of (A) the institution of any litigation, proceeding or investigation (including under federal antitrust laws) to restrain or prohibit the consummation of the Transaction or to obtain other relief in connection with the Agreement or (B) public commencement of a competing offer for Citizens Common Stock which is significantly better than Crestar's offer, and which Crestar certifies to Citizens, in writing, it is unwilling to meet;
(vii) Crestar or Citizens, if the Federal Reserve Board, the Maryland Department, or the SCC deny approval of the Transaction and the time period for all appeals or requests for reconsideration has run; and (viii) Citizens, by action of its Board of Directors, at any time during the five-day period prior to the fifth day prior to the Closing Date, if the Average Closing Price as defined below of Crestar Common Stock shall be $48.00 or less, provided, however, that during the five-day period following the provision by Citizens of written notice of termination to Crestar pursuant to the Agreement Crestar shall have the option of postponing the Closing Date for 15 trading days, during the first 10 trading days of which a new Average Closing Price of Crestar Common Stock shall be determined based on the closing sales price of Crestar Common Stock as reported on the consolidated tape on the NYSE for each of such 10 trading days (the "Adjusted Average Closing Price"). If the Adjusted Average Closing Price is more than $48.00, no termination shall be deemed to have occurred, and the Agreement shall remain in full force and effect in accordance with its terms. If the Adjusted Average Closing Price is $48.00 or less, Crestar shall have the option of increasing the consideration to be received by holders of Citizens Common Stock hereunder by adjusting the Exchange Ratio to equal a number equal to the quotient obtained by dividing $40.08 by the Adjusted Average Closing Price, in which case Crestar shall give prompt written notice to Citizens of such election and the revised Exchange Ratio and no termination shall be deemed to have occurred, and the Agreement shall remain in full force and effect in accordance with its terms (except as the Exchange Ratio shall have been so modified and any references herein to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to the Agreement). In no event shall the modified Exchange Ratio be less than 0.835 shares of Crestar Common Stock for each share of Citizens Common Stock. The "Average Closing Price" shall be the average of the closing sales price of Crestar Common Stock as reported on the consolidated tape on the NYSE for each of the 10 trading days ending on the 10th day prior to the Closing Date established pursuant to the Agreement.

         In the event of the termination and abandonment of the Agreement and the Holding Company Merger pursuant to the above, the Agreement, other than the provisions of relating to confidentiality of information obtained by the parties and to the payment of expenses relating to the Holding Company Merger, shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, provided that nothing contained in the Agreement shall relieve any party from liability for any willful breach of the Agreement.

Accounting Treatment

         Consummation of the Holding Company Merger is conditioned upon the receipt by Crestar of a letter from KPMG Peat Marwick LLP to the effect that the Holding Company Merger can be accounted for as a pooling-of-interests. See " -- Conditions to Consummation of the Holding Company Merger." Under this accounting treatment, as of the Effective Time of the Holding Company Merger, the assets and liabilities of Citizens would be added to those of Crestar at their recorded book values and the shareholders' equity accounts of Crestar and Citizens would be combined on Crestar's consolidated balance sheet. On the pooling-of-interests accounting basis, income and other financial statements of Crestar issued after consummation of the Holding Company Merger would be restated retroactively to reflect the consolidated combined financial position and results of operations of Crestar and Citizens as if the Holding Company Merger had taken place prior to the periods covered by such financial statements.

Operations after the Holding Company Merger

         After the consummation of the Holding Company Merger, Crestar will continue generally to conduct the business presently conducted by Citizens.


Interests and Conflicts of Interest of Certain Persons in the Holding Company Merger

         Certain members of Citizens' management may be deemed to have interests and conflicts of interest in the Holding Company Merger in addition to their interests as shareholders of Citizens generally. In each case, the Citizens Board was aware of their potential interests and conflicts of interest, and considered them, among other matters, in approving the Agreement and the transactions contemplated thereby.


         Employment Agreements. Crestar will honor the terms of the employment and severance agreements with Jeffrey R. Springer, Richard C. Bandiere, Raymond
L. Gazelle, Jr. and Gary N. Geisel.

         An employment agreement is currently in effect with Jeffrey R. Springer, President and Chief Operating Officer of Citizens and Citizens Bank. Mr. Springer is entitled to receive a minimum annual salary of $472,500, subject to increases at the discretion of the board of directors, and annual cash bonuses. During and following termination of employment, Mr. Springer is entitled to receive health, disability and life insurance benefits. Mr. Springer participates in retirement and pension plans and will receive guaranteed monthly supplemental retirement benefit payments of approximately $21,000, assuming retirement at age 55.

         The agreement may be terminated by Mr. Springer or by Citizens for any reason upon written notice to the other. If the agreement is terminated by Mr. Springer for other than "good reason" or by Citizens for "strict cause" or due to disability, Mr. Springer will not be entitled to receive any further compensation and benefits other than certain retirement benefits and, in the case of disability, life insurance coverage.

         If the agreement is terminated by Mr. Springer for "good reason" or by Citizens for any reason other than "strict cause," death or disability, Mr. Springer shall be entitled to continuation of salary payments, insurance benefits and certain retirement benefits for two years and to supplemental retirement benefits. "Good reason" generally is defined as the assignment to Mr. Springer without his consent, of duties materially inconsistent with his responsibilities and status with Citizens Bank, the appointment of a higher ranking full-time employee, the removal or failure to reelect Mr. Springer to his current positions, or failure to pay him the compensation and benefits provided in the agreement.

         In the event the agreement is terminated by either party in anticipation of or following a "change in control," including Mr. Springer's election to retire for "good reason" following a change in control, then, Mr. Springer is entitled to a lump sum cash payment equal to 2.99 times his average annual salary and bonuses included in gross income for the preceding five years. A "change in control" generally refers to the acquisition by any person of beneficial ownership of 25% or more of the combined voting power of the then outstanding securities of Citizens or the sale of all or substantially all of the capital stock or assets of Citizens Bank. The aggregate lump sum payment to be made to Mr. Springer, assuming termination of employment and following a change in control as described above at December 31, 1996, is $1,483,040.

         Citizens Bank has also entered into individual agreements with Messrs. Bandiere, Gazelle, and Geisel providing for annual salaries, subject to annual review adjustments, eligibility for annual cash bonuses based upon Citizens' earnings and the executive's achievement of performance standards, annual vacation and eligibility for stock options and for other benefits provided to other employees of Citizens Bank. In the event an executive is terminated for reasons other than death, disability or good cause, the agreements provide for the continuation of salary payments and certain benefits for twelve months or until employment by a financial services company in the Baltimore/Washington area.

         In the event an executive's employment is terminated within two years of a change in control and for reasons other than death, disability, or good cause, or by the executive for "good reason," each of the agreements provides for the continuation of salary payments and certain benefits for 30 months. Under this provision and based on 1996 salaries, Messrs. Bandiere, Gazelle and Geisel would be entitled to receive aggregate cash severance payments over 30 months of $680,000, $595,000, and $672,500, respectively.

         Indemnification; Liability Insurance. Crestar has agreed to provide indemnification to the directors, employees and officers of Citizens and Citizens Bank and the subsidiaries thereof for events occurring prior to or subsequent to the Effective Time of the Holding Company Merger as if they had been directors, employees or officers of Crestar, to the extent permitted under the Virginia State Corporation Act and the Articles of Incorporation and Bylaws of Crestar. Crestar will provide directors' and officers' liability insurance coverage to Citizens and Citizens Bank directors and officers, whether or not they become part of the Crestar organization after the Effective Time of the Holding Company Merger, to the same extent it is provided to Crestar's officers and directors.


         Advisory Boards of Directors. Crestar Bank will offer five to eight members of the Citizens Board a position on Crestar Bank's GWR or Maryland advisory boards. Members who agree to serve on an advisory board will be paid on the usual terms and conditions that Crestar Bank pays other members of its GWR or Maryland advisory boards, currently up to $5,000 per year depending on the number of meetings attended.

         Crestar Board of Directors. Crestar will increase the number of members of Crestar's and Crestar Bank's Board of Directors by two and appoint Alfred H. Smith, Jr. and Jeffrey R. Springer to fill the resulting vacancies. As directors of Crestar, Messrs. Smith and Springer will be paid an annual retainer (currently $18,000) and $1,000 per meeting attended, and an additional $500 for a second meeting on the same day.



Stock Options

         Holders of outstanding Citizens Options shall (a) exercise the Citizens Options for Citizens Common Stock prior to the Closing Date (if such options are by their terms then exercisable) and convert such Common Stock held as of the Effective Time of the Holding Company Merger into Crestar Common Stock or (b) have the Citizens Options converted into options to purchase Crestar Common Stock.

Effect on Citizens Employee Benefits Plans

         All employees of Citizens or Citizens Bank (including subsidiaries) immediately prior to the Effective Time of the Holding Company Merger who are employed by Crestar, Crestar Bank or another Crestar subsidiary immediately following the Effective Time of the Holding Company Merger ("Transferred Employees") will be covered by Crestar's employee benefit plans as to which they are eligible based on their length of service, compensation, location, job classification, and position, including, where applicable, any incentive compensation plan. Notwithstanding the foregoing, Crestar may determine to continue any of the Citizens or Citizens Bank benefit plans for Transferred Employees in lieu of offering participation in Crestar's benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any of the Citizens or Citizens Bank benefit plans, or to merge any such benefit plans with Crestar's benefit plans. Except as specifically provided in the Agreement and as otherwise prohibited by law, Transferred Employees' service with Citizens or Citizens Bank which is recognized by the applicable benefit plan of Citizens or Citizens Bank at the Effective Time of the Holding Company Merger shall be recognized as service with Crestar for purposes of eligibility to participate and vesting, if applicable (but not for purposes of benefit accrual) under the corresponding Crestar benefit plan, if any, subject to applicable break- in-service rules.

         Crestar agrees that any pre-existing condition, limitation or exclusion in its health plans shall not apply to Transferred Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by Citizens or Citizens Bank on the date of the Holding Company Merger and who then change that coverage to Crestar's medical or hospitalization indemnity health plan at the time such Transferred Employees are first given the option to enroll in Crestar's health plans.

         Crestar agrees that immediately following the Holding Company Merger, all participants who then have accounts in the 401(k) plan maintained by Citizens or Citizens Bank (the "401(k) Plan") shall be fully vested in their account balances. Crestar, at its election, may continue the 401(k) Plan for the benefit of Transferred Employees (as such plan may be amended as of the Effective Time of the Holding Company Merger to provide current contributions and eligibility provisions identical to those under the Crestar Employees' Thrift and Profit Sharing Plan (the "Thrift Plan")), may merge the 401(k) Plan into the Thrift Plan or any other defined contribution plan maintained by Crestar, or may cease additional benefit accruals under and contributions to the 401(k) Plan and continue to hold the assets of such Plan until they are distributable in accordance with its terms. In the event of a merger of the 401(k) Plan into the Thrift Plan or a cessation of accruals and contributions under the 401(k) Plan, the Thrift Plan will recognize for purposes of eligibility to participate, early retirement, and eligibility for vesting, all Transferred Employees' service which is recognized under the 401(k) Plan, subject to applicable break-in-service rules.

         The Retirement Plan for Employees of Crestar Financial Corporation and Affiliated Corporations ("Crestar's Retirement Plan") will recognize for purposes of eligibility to participate, vesting and eligibility for early retirement, but not for benefit accrual purposes, all Transferred Employees' service which is recognized under the qualified employees' defined benefit pension plan of Citizens (the "Citizens Pension Plan"), subject to applicable break-in-service rules. Crestar, at its option, may continue the Citizens Pension Plan as a frozen plan or may terminate the Citizens Pension Plan and pay out or annuitize benefits, or may merge the Citizens Pension Plan into Crestar's Retirement Plan. If the Citizens Pension Plan is terminated or if benefit accruals are suspended, or if the Citizens Pension Plan is merged into Crestar's Retirement Plan, each Transferred Employee who becomes a participant in Crestar's Retirement Plan will begin to accrue benefits under Crestar's Retirement Plan on and after the date of such termination, suspension or merger in accordance with the terms of Crestar's Retirement Plan.

         Citizens and Citizens Bank have agreed to cooperate with Crestar in implementing any decision made by Crestar under the Agreement with respect to employee benefit plans and to provide to Crestar on or before the Effective Time of the Holding Company Merger a schedule of service credit for prospective Transferred Employees.

Certain Federal Income Tax Consequences


         Crestar has received the opinion of Hunton & Williams and Citizens has received the opinion of Semmes, Bowen & Semmes that for federal income tax purposes: (i) the Holding Company Merger and the Citizens/Crestar Merger together will constitute a reorganization within the meaning of Section 368(a) of the Code; and (ii) neither Citizens, Acquisition nor Crestar will recognize any taxable gain or loss upon consummation of the Holding Company Merger or the Citizens/Crestar Merger. In addition, Citizens has received the opinion of Semmes, Bowen & Semmes that the Holding Company Merger together with the Citizens/Crestar Merger will result in the federal income tax consequences summarized below for Citizens shareholders who receive Crestar Common Stock in exchange for Citizens Common Stock pursuant to the Holding Company Merger. Such opinions have been filed as exhibits to the Registration Statement. Receipt of substantially the same opinions as of the Effective Date is a condition to consummation of the Holding Company Merger. The opinions of Hunton & Williams and Semmes, Bowen & Semmes are based on, and the opinions to be given as of the Effective Date will be based on, certain customary assumptions and representations regarding, among other things, the lack of previous dealings between Citizens and Crestar, the existing and future ownership of Citizens capital stock and Crestar capital stock and the future business plans for Crestar.


         A Citizens shareholder who receives solely Crestar Common Stock (including the associated Rights) in exchange for his shares of Citizens Common Stock will not recognize any gain or loss on the exchange. If a shareholder receives Crestar Common Stock and cash in lieu of a fractional share of Crestar Common Stock, the shareholder will recognize taxable gain or loss solely with respect to such cash as if the fractional share had been received and then redeemed for the cash. A shareholder will have an aggregate tax basis in his shares of Crestar Common Stock (including any fractional share interest) received in the Holding Company Merger equal to his tax basis in the shares of Citizens Common Stock exchanged therefor. A shareholder's holding period for shares of Crestar Common Stock (including any fractional share interest) received in the Holding Company Merger will include his holding period for the shares of Citizens Common Stock exchanged therefor if they are held as a capital asset at the Effective Time of the Holding Company Merger.

         THE PRECEDING DISCUSSION SUMMARIZES FOR GENERAL INFORMATION THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE HOLDING COMPANY MERGER TO CITIZENS SHAREHOLDERS. IT DOES NOT DISCUSS ALL POTENTIALLY RELEVANT FEDERAL INCOME TAX MATTERS OR CONSEQUENCES TO ANY FOREIGN OR OTHER SHAREHOLDERS SUBJECT TO SPECIAL TAX TREATMENT, NOR DOES IT DISCUSS, AND NO OPINION HAS BEEN REQUESTED REGARDING, ANY STATE OR LOCAL TAX CONSEQUENCES OF THE HOLDING COMPANY MERGER. THE TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER MAY DEPEND ON THE SHAREHOLDER'S INDIVIDUAL CIRCUMSTANCES. CITIZENS SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES.

                   PRO FORMA CONDENSED FINANCIAL INFORMATION

         The following Pro Forma Condensed Financial Information and explanatory notes are presented to show the impact of the Holding Company Merger on Crestar's and Citizens' historical financial position and results of operations. The Holding Company Merger is reflected in the Pro Forma Condensed Financial Information under the pooling-of-interests method of accounting.

         The Pro Forma Condensed Statement of Financial Condition presented assumes that the Holding Company Merger was consummated on June 30, 1996 and the Pro Forma Condensed Statements of Operations assume that the Holding Company Merger was consummated at the beginning of each period presented.

         The pro forma earnings are not necessarily indicative of the results of operations had the Holding Company Merger occurred at the beginning of each period presented, nor are they necessarily indicative of the results of future operations.

              PRO FORMA CONDENSED STATEMENT OF FINANCIAL CONDITION
                                 June 30, 1996
                                  (Unaudited)



                                                                                                        Crestar &
(Dollars in thousands, except per share data)                                       Adjustments         Citizens
                                                                                     increase           pro forma
                                                     Crestar        Citizens        (decrease)          combined
                                                     -------        --------        ----------         -----------
ASSETS
  Cash and due from banks                            $765,724        $182,008          $              $  947,732
  Securities held to maturity                          75,597         988,246                          1,063,843
  Securities available for sale                     3,430,814         597,464                          4,028,278
  Money market investments                            905,952              --                            905,952
  Mortgage loans held for sale                        997,943              --                            997,943
  Loans, net of unearned income                    11,387,514       2,317,904                         13,705,418
    Less: Allowance for loan losses                  (237,020)        (35,876)                          (272,896)
                                                      -------          ------                            -------
    Loans -- net                                   11,150,494       2,282,028                         13,432,522

  Premises and equipment, net                         357,718          55,119                            412,837
  Intangible assets -- net                            188,006             853                            188,859
  Foreclosed properties -- net                         14,390          20,358                             34,748
  Other assets                                        601,679          53,723                            655,402
                                                  -----------      ----------                        -----------
      Total Assets                                $18,488,317      $4,179,799       $       --       $22,668,116
                                                  ===========      ==========       ==========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits:
    Noninterest-bearing demand deposits            $2,475,872        $657,978        $                $3,133,850
    Interest bearing deposits                      10,301,967       2,417,413                         12,719,380
                                                   ----------       ---------                         ----------
        Total deposits                             12,777,839       3,075,391                         15,853,230
Short-term borrowings                               3,245,350         743,610                          3,988,960
Other liabilities                                     337,277          14,806           28,000(1)        380,083
Long-term debt                                        696,697              --                            696,697
                                                   ----------     -----------        ---------       -----------
    Total Liabilities                              17,057,163       3,833,807           28,000        20,918,970





Shareholders' Equity
  Preferred stock, authorized
    2,000,000 shares, none issued                          --                               --                --
  Preferred stock, authorized
    2,500,000 shares, none issued                                          --               --                --

  Common stock, $5 par value,
    authorized 100,000,000 shares;
    outstanding 42,768,051 actual shares and
    55,401,631 pro forma combined shares              213,840              --           63,168 (2)       277,008

  Common stock, $2.50 par value,
    authorized 125,000,000 shares;
    outstanding 15,130,036 shares                          --          37,825          (37,825)(2)            --
Capital surplus                                       392,694         122,057          (25,343)(2)       489,408
Retained earnings                                     876,354         185,284          (28,000)(1)     1,033,638
Net unrealized gain (loss) on
 securities available for sale                        (51,734)            826               --           (50,908)
                                                   ----------        --------        ---------       -----------
   Total Shareholders' Equity                       1,431,154         345,992          (28,000)        1,749,146

   Total Liabilities and
     Shareholders' Equity                         $18,488,317      $4,179,799       $       --       $22,668,116
                                                  ===========      ==========       ==========      ============


            See Notes to Pro Forma Condensed Financial Information.

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                         Six Months Ended June 30, 1996
                                  (Unaudited)



(Dollars in thousands except per share data)                                                          Crestar &
                                                                                                      Citizens
                                                                                                      pro forma
                                                                  Crestar           Citizens          combined (3)
                                                                  -------           --------          ------------
Interest Income
   Interest and fees on loans                                     $505,275            $91,122           $596,397
   Interest and dividends on securities                            103,878             43,694            147,572
   Other interest income                                            37,163                116             37,279
                                                                   -------             ------            -------
      Total interest income                                        646,316            134,932            781,248
                                                                   -------            -------            -------

Interest Expense
  Interest on deposits                                             198,663             49,820            248,483
  Interest on short-term borrowings                                 58,941             15,886             74,827
  Interest on long-term debt                                        25,188                 --             25,188
                                                                   -------             ------            -------
      Total interest expense                                       282,792             65,706            348,498
                                                                   -------             ------            -------

Net interest income
   Net interest income                                             363,524             69,226            432,750
   Provision for loan losses                                        42,800              3,860             46,660
                                                                    ------             ------            -------
   Net interest income after provision for loan losses             320,724             65,366            386,090
                                                                   -------             ------           --------

Noninterest income
  Service charges on deposit accounts                               44,801             10,436             55,237
  Trust and investment advisory income                              31,079                646             31,725
  Securities gains                                                   2,643                 --              2,643
  Other noninterest income                                          87,590             10,396             97,986
                                                                    ------             ------             ------
   Total noninterest income                                        166,113             21,478            187,591
                                                                   -------             ------            -------

Noninterest expense
    Personnel expense                                              171,479             30,232            201,711
    Occupancy expense, net                                          24,681              6,784             31,465
    Equipment expense                                               15,377              4,110             19,487
    Other noninterest expense                                       99,710             14,398            114,108
                                                                    ------             ------            -------
      Total noninterest expense                                    311,247             55,524            366,771
                                                                   -------             ------            -------

Net income
  Income before income taxes                                       175,590             31,320            206,910
  Income tax expense                                                63,438             11,485             74,923
                                                                   -------             ------             ------
  Net income                                                      $112,152            $19,835           $131,987
                                                                  ========            =======           ========

Per common share data (2)
   Net income per common share                                    $   2.58            $  1.31           $   2.35
                                                                  ========            =======           ========
   Weighted average shares outstanding (4)                      43,467,000         15,106,000         56,080,000
                                                                ==========         ==========        ===========


             See Notes to Pro Forma Condensed Financial Information

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                         Six Months Ended June 30, 1995
                                  (Unaudited)



                                                                                                      Crestar &
(Dollars in thousands except per share data)                                                          Citizens
                                                                                                      pro forma
                                                                  Crestar           Citizens          combined (3)
                                                                  -------           --------          ------------
Interest Income
  Interest and fees on loans                                      $502,250            $83,402           $585,652
  Interest and dividends on securities                              84,476             44,974            129,450
  Other interest income                                             22,014                 --             22,014
                                                                   -------             ------            -------
      Total interest income                                        608,740            128,376            737,116
                                                                   -------            -------            -------

Interest Expense
  Interest on deposits                                             194,585             40,998            235,583
  Interest on short-term borrowings                                 48,073             18,677             66,750
  Interest on long-term debt                                        25,334                 --             25,334
                                                                    ------                ---             ------
     Total interest expense                                        267,992             59,675            327,667
                                                                   -------             ------            -------
Net interest income
  Net interest income                                              340,748             68,701            409,449
  Provision for loan losses                                         24,037              3,295             27,332
                                                                    ------             ------            -------
Net interest income after provision for loan losses                316,711             65,406            382,117
                                                                   -------             ------            -------

Noninterest income
  Service charges on deposit accounts                               44,033              9,915             53,948
  Trust and investment advisory income                              27,738                554             28,292
  Securities gains (losses)                                         (3,460)               133             (3,327)
  Other noninterest income                                          71,055              8,003             79,058
                                                                    ------              -----             ------
     Total noninterest income                                      139,366             18,605            157,971
                                                                   -------             ------            -------

Noninterest expense
  Personnel expense                                                165,533             28,117            193,650
  Occupancy expense, net                                            23,960              7,701             31,661
  Equipment expense                                                 15,674              3,726             19,400
  Other noninterest expense                                         96,830             16,551            113,381
                                                                    ------             ------            -------
     Total noninterest expense                                     301,997             56,095            358,092
                                                                   -------             ------            -------

Net income
  Income before income taxes                                       154,080             27,916            181,996
  Income tax expense                                                52,656             10,538             63,194
                                                                  --------            -------           --------
  Net income                                                      $101,424            $17,378           $118,802
                                                                  ========            =======           ========

Per common share data (2)
   Net income per common share                                       $2.32              $1.16              $2.11
                                                                     =====              =====              =====
   Weighted average shares outstanding (4)                      43,711,000         14,976,000         56,216,000
                                                                ==========         ==========        ===========


             See Notes to Pro Forma Condensed Financial Information

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1995
                                  (Unaudited)



(Dollars in thousands except per share data)                                                          Crestar &
                                                                                                      Citizens
                                                                                                      pro forma
                                                                  Crestar           Citizens          combined (3)
                                                                  -------           --------          ------------
Interest Income
  Interest and fees on loans                                    $1,013,613           $171,594         $1,185,207
  Interest and dividends on securities                             174,155             88,378            262,533
  Other interest income                                             48,347                 --             48,347
                                                                   -------              -----             ------
   Total interest income                                         1,236,115            259,972          1,496,087
                                                                 ---------            -------          ---------
Interest Expense
  Interest on deposits                                             403,018             90,393            493,411
  Interest on short-term borrowings                                100,365             33,464            133,829
  Interest on long-term debt                                        49,916                 --             49,916
                                                                    ------             ------           --------
      Total interest expense                                       553,299            123,857            677,156
                                                                   -------            -------           --------
Net interest income
  Net interest income                                              682,816            136,115            818,931
  Provision for loan losses                                         59,570              6,695             66,265
                                                                   -------            -------           --------
  Net interest income after provision for loan losses              623,246            129,420            752,666
Noninterest income
  Service charges on deposit accounts                               89,379             20,226            109,605
  Trust and investment advisory income                              60,645              1,152             61,797
  Securities gains (losses)                                         (2,213)               146             (2,067)
  Other noninterest income                                         140,731             18,925            159,656
                                                                   -------             ------            -------
      Total noninterest income                                     288,542             40,449            328,991
                                                                   -------             ------            -------
Noninterest expense
  Personnel expense                                                340,440             57,149            397,589
  Occupancy expense, net                                            48,650             14,199             62,849
  Equipment expense                                                 31,301              7,534             38,835
  Other noninterest expense                                        199,043             32,882            231,925
                                                                   -------             ------            -------
     Total noninterest expense                                     619,434            111,764            731,198
                                                                   -------            -------            -------
Net income
  Income before income taxes                                       292,354             58,105            350,459
  Income tax expense                                               112,557             22,015            134,572
                                                                   -------             ------            -------
  Net income                                                      $179,797            $36,090           $215,887
                                                                  --------            -------           --------

Per common share data (2)
   Net income per common share                                       $4.12              $2.40              $3.84
                                                                     =====              =====              =====
   Weighted average shares outstanding (4)                      43,685,000         15,007,000         56,216,000
                                                                ==========         ==========        ===========



             See Notes to Pro Forma Condensed Financial Information

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1994
                                  (Unaudited)



(Dollars in thousands except per share data)                                                          Crestar &
                                                                                                      Citizens
                                                                                                      pro forma
                                                                  Crestar           Citizens          combined (3)
                                                                  -------           --------          ------------
Interest Income
  Interest and fees on loans                                      $826,012           $143,118           $969,130
  Interest and dividends on securities                             205,998             73,106            279,104
Other interest income                                               56,634                603             57,237
                                                                   -------                ---             ------
      Total interest income                                      1,088,644            216,827          1,305,471
                                                                 ---------            -------          ---------

Interest Expense
  Interest on deposits                                             334,457             70,613            405,070
  Interest on short-term borrowings                                 64,836             14,356             79,192
  Interest on long-term debt                                        38,756                 --             38,756
                                                                   -------             ------             ------
      Total interest expense                                       438,049             84,969            523,018
                                                                  --------            -------            -------
Net interest income
  Net interest income                                              650,595            131,858            782,453
  Provision for loan losses                                         30,342              6,167             36,509
                                                                  --------            -------            -------
  Net interest income after provision for loan losses              620,253            125,691            745,944
                                                                  --------           --------            -------

Noninterest income
  Service charges on deposit accounts                               83,824             19,868            103,692
  Trust and investment advisory income                              55,609                896             56,505
  Securities losses                                                (10,776)                --            (10,776)
  Other noninterest income                                         130,579             14,941            145,520
                                                                  --------             ------            -------
      Total noninterest income                                     259,236             35,705            294,941
                                                                  --------             ------            -------

Noninterest expense
  Personnel expense                                                329,273             54,106            383,379
  Occupancy expense, net                                            47,084             16,366             63,450
  Equipment expense                                                 29,144              6,818             35,962
  Other noninterest expense                                        194,227             34,419            228,646
                                                                  --------             ------            -------

      Total noninterest expense                                    599,728            111,709            711,437
                                                                   -------            -------            -------

Net income
  Income before income taxes                                       279,761             49,687            329,448
  Income tax expense                                                95,643             18,647            114,290
                                                                   -------            -------            -------
  Net income                                                      $184,118            $31,040           $215,158
                                                                  ========            =======           ========

Per common share data (2)
   Net income per common share                                       $4.24              $2.09              $3.85
                                                                     =====              =====              =====
   Weighted average shares outstanding (4)                      43,398,000         14,879,000         55,821,000
                                                                ==========         ==========        ===========


             See Notes to Pro Forma Condensed Financial Information

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1993
                                  (Unaudited)



(Dollars in thousands except per share data)                                                          Crestar &
                                                                                                      Citizens
                                                                                                      pro forma
                                                                  Crestar           Citizens          combined (3)
                                                                  -------           --------          ------------
Interest Income
  Interest and fees on loans                                      $695,819           $136,906           $832,725
  Interest and dividends on securities                             223,010             65,158            288,168
Other interest income                                               56,315              3,886             60,201
                                                                    ------              -----            -------
      Total interest income                                        975,144            205,950          1,181,094
                                                                   -------            -------          ---------
Interest Expense
  Interest on deposits                                             302,663             81,013            383,676
  Interest on short-term borrowings                                 48,387              3,506             51,893
  Interest on long-term debt                                        33,056                 --             33,056
                                                                    ------             ------           --------
      Total interest expense                                       384,106             84,519            468,625
                                                                   -------             ------           --------

Net interest income
  Net interest income                                              591,038            121,431            712,469
  Provision for loan losses                                         51,860             11,465             63,325
                                                                    ------             ------            -------
  Net interest income after provision for loan losses              539,178            109,966            649,144
                                                                   -------           --------            -------
Noninterest income
  Service charges on deposit accounts                               80,237             20,741            100,978
  Trust and investment advisory income                              57,440                925             58,365
  Securities gains                                                   2,084                 --              2,084
  Other noninterest income                                         106,760             13,964            120,724
                                                                   -------             ------            -------
      Total noninterest income                                     246,521             35,630            282,151
                                                                   -------             ------            -------
Noninterest expense
  Personnel expense                                                285,308             53,058            338,366
  Occupancy expense, net                                            42,777             13,694             56,471
  Equipment expense                                                 27,817              5,931             33,748
  Other noninterest expense                                        205,892             32,067            237,959
                                                                   -------             ------            -------
      Total noninterest expense                                    561,794            104,750            666,544
                                                                   -------            -------            -------
Net income
  Income before income taxes                                       223,905             40,846            264,751
  Income tax expense                                                71,149             14,016             85,165
                                                                    ------             ------             ------
  Net income                                                       152,756             26,830            179,586
  Preferred dividend requirement                                     2,221                 --              2,221
                                                                    ------            -------           --------
  Net income applicable to common shares                          $150,535            $26,830           $177,365
                                                                  ========            =======           ========

Per common share data (2)
   Net income per common share                                       $3.49              $1.82              $3.20
                                                                     =====              =====              =====
   Weighted average shares outstanding (4)                      43,103,000         14,748,000         55,418,000
                                                                ==========         ==========        ===========


             See Notes to Pro Forma Condensed Financial Information

               NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION
                                  (Unaudited)

(1) Certain material, non-recurring adjustments of approximately $42 million, on a pre-tax basis, will be recorded in conjunction with the Holding Company Merger. These adjustments include approximately $9 million for settlement of obligations under existing employment contracts, severance pay for involuntary terminations, and related employee benefit costs; approximately $18 million associated with branch closings and consolidations, and approximately $15 million of expenses related to consummating the Holding Company Merger, including signage and customer service expenses. On an after-tax basis, these non-recurring adjustments approximate $28 million.

(2) Based on an Exchange Ratio of 0.835 for conversion of Citizens Common Stock into Crestar Common Stock. See "Summary - The Exchange Ratio" and "The Holding Company Merger - Determination of Exchange Ratio and Exchange for Crestar Common Stock" for additional discussion regarding the Exchange Ratio. At June 30, 1996, Crestar and Citizens had 42,768,051 and 15,130,036 common shares outstanding, respectively.

(3) No pro forma adjustments are necessary in the Pro Forma Condensed Statements of Operations.

(4) Weighted average shares outstanding for Crestar is composed of the weighted average number of common shares outstanding during the period, including average common equivalent shares attributable to dilutive stock options. Weighted average shares outstanding for Citizens is composed of the weighted average number of common shares outstanding during the period; the dilutive effect of Citizens stock options was not material for any period presented.

                                 CAPITALIZATION

         The following table sets forth (i) the unaudited historical capitalization of Crestar as of June 30, 1996, (ii) the unaudited historical capitalization of Citizens as of June 30, 1996 and (iii) the unaudited pro forma capitalization of Crestar and Citizens assuming the Holding Company Merger had been consummated on June 30, 1996. For additional information, reference is made to the historical consolidated financial statements and notes thereto of Crestar, incorporated by reference herein, the historical consolidated statements and notes thereto of Citizens, also incorporated by reference herein, and the "Notes to Capitalization" which follow.

                                 CAPITALIZATION
                                 June 30, 1996
                                  (Unaudited)



                                                                                                         Crestar
                                                                                                      and Citizens
                                                                                                        Pro Forma
                                                     Crestar        Citizens        Adjustments         Combined
                                                     -------        --------        -----------       ------------
Long-term debt and capital lease obligations:
  Crestar:
   8 3/4% Subordinated notes due 2004                $149,674                                           $149,674
   8 1/4% Subordinated notes due 2002                 125,000                                            125,000
   8 5/8% Subordinated notes due 1998                  49,981                                             49,981
   7-8 1/4% Mortgage indebtedness maturing
    through 2009                                        8,981                                              8,981
   8 5/8-14 3/8% Capital lease obligations
    maturing through 2006                               1,055                                              1,055
   4 3/8-7 3/8% Federal Home Loan Bank
     obligations payable through 2015                 345,272                                            345,272
   7 7/8%-11 1/4% Collateralized mortgage
    obligation bonds maturing
      through 2019                                     16,734                                             16,734

   Citizens:
   Long-term debt (none)                                                   --                                 --
                                                   ----------        --------         --------         ---------
   Total long-term debt and capital
    lease obligations                                 696,697              --               --           696,697
                                                   ----------        --------         --------         ---------

Shareholders' Equity:
  Crestar:
   Preferred stock, authorized
    2,000,000 shares,
    none issued                                            --                                                 --

   Common stock, $5 par value, authorized
    100,000,000 shares;
    outstanding 42,768,051 shares
    actual and 55,401,631 shares
    pro forma combined                                213,840                           63,168 (1)       277,008

   Capital surplus                                    392,694                           96,714 (1)       489,408



   Retained earnings                                  876,354                          185,284 (1)     1,033,638
                                                                                       (28,000)(2)

   Net unrealized loss on securities
    available for sale                                (51,734)                             826 (3)       (50,908)

Citizens:
   Preferred stock, authorized 2,500,000
    shares, none issued                                                    --

   Common stock, $2.50 par value, authorized
    125,000,000 shares,
     outstanding 15,130,036 shares                                     37,825          (37,825) (1)

   Paid-in capital                                                    122,057         (122,057) (1)

    Retained earnings                                                 185,284         (185,284) (1)
      Net unrealized gain on
       securities available for sale                                      826             (826) (3)           --
                                                   ----------        --------         --------         ---------

   Total shareholders' equity                       1,431,154         345,992          (28,000)        1,749,146

   Total long-term debt, capital lease             ----------        --------         --------         ---------
   obligations and
   shareholders' equity                            $2,127,851        $345,992         ($28,000)       $2,445,843
                                                   ==========        ========         =========        ==========


                            NOTES TO CAPITALIZATION
                                  (Unaudited)

(1) Based on an Exchange Ratio of 0.835 for conversion of Citizens Common Stock into Crestar Common Stock. See "Summary -- The Exchange Ratio" and "The Holding Company Merger -- Determination of Exchange Ratio and Exchange for Crestar Common Stock" for additional discussion regarding the Exchange Ratio. Citizens common shares outstanding are assumed to be converted into 12,633,580 shares of Crestar Common Stock, having a par value of $5 per share.

(2) Certain material, non-recurring adjustments of approximately $42 million, on a pre-tax basis, will be recorded in conjunction with the Holding Company Merger. These adjustments include approximately $9 million for settlement of obligations under existing employment contracts, severance pay for involuntary terminations, and related employee benefit costs; approximately $18 million associated with branch closings and consolidations; and approximately $15 million of expenses related to consummating the Holding Company Merger, including signage and customer service expenses. On an after-tax basis, these non-recurring adjustments approximate $28 million.

(3) At time of the Holding Company Merger, Citizen's securities available for sale portfolio will be merged with Crestar's securities available for sale portfolio. Any net unrealized gain or loss on securities available for sale of Crestar and Citizens will be reflected in Shareholders' Equity as a combined balance.

                              BUSINESS OF CRESTAR


         Crestar is the holding company for Crestar Bank, a Virginia banking corporation. At June 30, 1996, Crestar had approximately $18.5 billion in total assets, $12.8 billion in total deposits, and $1.4 billion in total stockholders' equity.


         In 1963, six Virginia banks combined to form United Virginia Bankshares Incorporated ("UVB"), a bank holding company formed under the Bank Holding Company Act of 1956 (the "BHCA"). UVB (parent company of United Virginia Bank) extended its operations into the District of Columbia by acquiring NS&T Bank, N.A. on December 27, 1985 and into Maryland by acquiring Bank of Bethesda on April 1, 1986. On September 1, 1987, UVB became Crestar Financial Corporation and its Bank Subsidiaries adopted their present names.


         Crestar serves customers through a network of 379 banking offices and 380 automated teller machines (as of June 30, 1996). Crestar Bank offers a broad range of banking services, including various types of deposit accounts and instruments, commercial and consumer loans, trust and investment management services, bank credit cards and international banking services. Crestar Insurance Agency, Inc., offers a variety of personal and business insurance products. Securities brokerage and investment banking services, including mutual funds and annuities, are offered by Crestar Securities Corporation. Mortgage loan origination, servicing and wholesale lending are offered by Crestar Mortgage Corporation, and investment advisory services are offered by Capitoline Investment Services Incorporated, both of which are subsidiaries of Crestar Bank. These various Crestar subsidiaries provide banking and non-banking services throughout Virginia, Maryland and Washington, D.C., as well as certain non-banking services to customers in other states.


         The executive offices of Crestar are located in Richmond, Virginia at Crestar Center, 919 East Main Street. Crestar's Operations Center is located in Richmond. Regional headquarters are located in Norfolk and Roanoke, Virginia, Washington, D.C., and Baltimore, Maryland.


Recent Developments

         SAIF Legislation. Crestar's third quarter earnings were affected by two special items relating to recently passed legislation regarding recapitalization of the Savings Association Insurance Fund ("SAIF") and repeal of the thrift bad debt recapture rule. Third quarter earnings were adversely affected by a one-time assessment on deposits insured by the SAIF; as a result of several thrift acquisitions during recent years, approximately 45% of Crestar's deposit base are SAIF insured. The one-time assessment, on an after tax basis, was approximately $22 million. As a result of this one-time assessment and based on announced rate schedules, future earnings of Crestar are expected to be augmented by a reduction in ongoing SAIF assessments of approximately $6 million annually, on an after tax basis.


         Partially offsetting this one-time SAIF assessment, Crestar recognized a one-time after tax gain of approximately $11 million in the third quarter as a result of repeal of the tax law that required merging thrift institutions to recapture into income pre-1988 loan loss reserves.

         The combined effect of the two special items resulted in an after tax charge to third quarter earnings of $11 million, or $.25 per share.


         Combination of Subsidiary Banks. Effective November 14, 1996, Crestar combined its subsidiary banks, Crestar Bank MD, Crestar Bank NA, and Crestar Bank (Virginia) into one Virginia bank named Crestar Bank. A week earlier, Crestar Bank FSB had been merged into Crestar Bank MD.

         The combination of its subsidiary banks into one bank is expected to achieve synergies and other cost savings, although the savings will be modest since Crestar, for a number of years, has for all practical purposes operated its subsidiary banks as if they were one combined banking enterprise. The combination of the subsidiary banks into a Virginia bank is not expected to have any effect on the services or products offered to customers or any other substantive change in the way Crestar does business.

                              BUSINESS OF CITIZENS

         Citizens is the holding company for Citizens Bank of Maryland. At June 30, 1996, Citizens had approximately $4.2 billion in total assets, $3.1 billion in total deposits, and $346.0 million in total stockholders' equity.

         Citizens was formed in 1982 as the holding company for Citizens Bank of Maryland. Citizens extended its operations into the District of Columbia by acquiring McLachlen Bancshares on August 31, 1988, and into Virginia by acquiring Arlington Bank on May 30, 1989.

         Citizens serves customers through a network of 103 banking locations and 124 automated teller machines, as of June 30, 1996. Citizens Bank offers a broad range of banking services, including deposit, loan and trust services to both retail and commercial customers. Citizens provides mortgage banking and investment services through its subsidiary CitizensBanc Mortgage Co., Inc., Citizens Insurance Services, Inc., and Citizens Brokerage Services, Inc. Citizens Bank and its subsidiaries provide banking and banking services in Maryland, Washington, D.C., and Northern Virginia.

         Citizens' executive offices are located at 14401 Sweitzer Lane, Laurel, Maryland.

                      PRICE RANGE OF CITIZENS COMMON STOCK
                              AND DIVIDEND POLICY

         Citizens Common Stock is traded on The Nasdaq National Market under the symbol "CIBC." The following table sets forth the calendar periods indicated, the high and low closing prices of Citizens Common Stock as reported on The Nasdaq National Market for the following calendar quarters:


                                                                     Dividends
                                                                     Declared
                                                  High        Low    Per Share
                                                  ----        ---    ---------
1996

Fourth Quarter (through October 4, 1996)      $   48.75    $  47.75    $   --
Third Quarter                                     48.00       27.00       .29
Second Quarter                                    30.38       29.00       .29
First Quarter                                     33.00       29.75       .29

1995

Fourth Quarter                                $   34.75    $  31.75    $  .28
Third Quarter                                     33.25       29.00       .28
Second Quarter                                    30.50       27.00       .28
First Quarter                                     27.00       25.00       .28

1994

Fourth Quarter                                $   30.25    $  25.00    $  .27
Third Quarter                                     31.50       29.50       .27
Second Quarter                                    29.25       30.50       .27
First Quarter                                     30.50       26.00       .27

          On November 1, 1996, the Record Date, the outstanding shares of Citizens Common Stock were held by approximately _____ record holders. The closing price per share of Citizens Common Stock on _________ __, 1996 on The Nasdaq National Market was $_____.

         Citizens has agreed that it will declare cash dividends consistent (in terms of amount and timing of record and payment dates) with its practice in effect in the second quarter of 1996 until the Effective Time of the Holding Company Merger.

         See "Comparative Rights of Shareholders -- Dividends and Other Distributions."

                      PRICE RANGE OF CRESTAR COMMON STOCK
                              AND DIVIDEND POLICY

         Crestar Common Stock is traded on the New York Stock Exchange under the symbol "CF." The following table sets forth the calendar periods indicated, the high and low closing prices of Crestar Common Stock as reported by the NYSE Composite Tape for the following calendar quarters and the cash dividends paid per share:
                                                                      Dividends
                                                                      Declared
                                                 High         Low     Per Share
                                                 ----         ---     ---------
1996

Fourth Quarter (through November ___, 1996)    $            $          $
Third Quarter                                    61 3/8       52 3/8     .52
Second Quarter                                   58 3/8       53 1/4     .52
First Quarter                                    59 5/8       53         .45

1995
First Quarter                                  $ 61         $ 55       $ .45
Second Quarter                                   58 3/8       47 3/4     .45
Third Quarter                                    49 1/4       43 1/8     .45
Fourth Quarter                                   44 1/4       37         .40

1994
First Quarter                                  $ 45 5/8     $ 36 1/8   $ .40
Second Quarter                                   49 3/4       44 5/8     .40
Third Quarter                                    49 1/2       40 3/4     .40
Fourth Quarter                                   46           39 3/8     .33


         The payment of future dividends will be determined by Crestar's Board of Directors in light of earnings, capital levels, cash requirements, Crestar's financial condition and that of its subsidiaries, applicable government regulations and policies and other factors deemed relevant by the Crestar Board, including the amount of dividends payable to Crestar by its Bank Subsidiaries. Various federal and state laws, regulations and policies limit the ability of the Bank Subsidiaries to pay dividends to Crestar, which affects Crestar's ability to pay dividends to shareholders. See "Supervision and Regulation."

                     OWNERSHIP OF CITIZENS COMMON STOCK BY
                           CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information regarding the beneficial ownership of Citizens Common Stock as of [September 27, 1996] by each of Citizens directors and by all directors and executive officers of Citizens as a group.

                  Amount and Nature of Beneficial Ownership(1)



                                  Direct
                                  Ownership
                                  of Common        Stock                       Percent of
                                  Stock            Options       Total         Class
                                  ---------        -------       ---------     ----------
Directors:
Alfred H. Smith, Jr.              356,468(2)          -0-        730,554(2)    4.828%
James D. Ward                       4,324             -0-          4,324       0.029
Robert M. Beall                     8,223(3)          -0-         11,424(3)    0.075
Fred W. Maier                       6,920(4)          -0-        209,912(4)    1.387
Susan O'Malley                      1,000             -0-          1,000       0.006
Harry R. Smith                    123,053(5)          -0-        589,493(5)    3.896
Albert W. Turner                  338,318(6)          -0-        352,318(6)    2.328
Gordon T. Wells, II               128,198             -0-        182,190(7)    1.204

Executive Officers:

Jeffrey R. Springer                21,527(8)       206,500       229,551(8)    1.517
Richard C. Bandiere                 1,794           82,750        84,544       0.559
Raymond L. Gazelle, Jr.              -0-            65,250        65,250       0.431
Gary N. Geisel                      1,500(9)        77,250        78,750       0.520

All Directors and Executive
  Officers as a group
  (12 persons)                    991,325          431,750     2,469,306(10)   16.32%


(1) For the purposes of this table, pursuant to rules promulgated under the Exchange Act, an individual is considered to "beneficially own" any shares of Citizens Common Stock over which he or she has or shares, (a) voting power, which includes the power to vote or direct the voting of the shares; or (b) investment power, which includes the power to dispose or direct the disposition of the shares. A person also is deemed to have beneficial ownership of any shares of Citizens Common Stock which may be acquired within 60 days pursuant to the exercise of stock options. Unless otherwise indicated, the individuals listed in the table have sole voting power and sole investment power with respect to the indicated shares. Shares of Citizens Common Stock which may be acquired within 60 days of the Record Date are deemed to be outstanding shares of Citizens Common Stock beneficially owned by such person(s) but are not deemed to be outstanding for the purposes of computing the percentage of Citizens Common Stock owned by any other person.

(2) Direct Ownership includes 30,873 shares owned jointly with his spouse. Total also includes 523 shares for which he has sole voting power as custodian, 2,831 shares on which his spouse has sole voting power, 441 shares on which his spouse has shared voting power, and shared voting power for 70,004 shares in a partnership owned equally with his brother, Director Harry R. Smith (also reported for Harry R. Smith).

(3) Direct Ownership includes 897 shares registered jointly with his spouse. Total also includes 1,350 shares in a corporate registration on which he has shared voting power, 1,829 shares on which his spouse has sole voting power, and 20 shares on which his spouse has sole voting power as custodian.

(4) Direct Ownership includes 4,036 shares registered jointly with his spouse. Total also includes 5,488 shares on which he has sole voting power as trustee and 197,504 shares in a corporate registration on which he has shared voting power.

(5) Direct Ownership includes 122,490 shares registered jointly with his spouse. Total also includes 83,432 shares on which he has sole voting power as trustee, 300,287 shares in a corporate registration on which he has sole voting power, 70,0004 shares in a partnership owned equally with his brother, Director Alfred H. Smith, Jr. (also reported for Alfred H. Smith, Jr.), and 12,717 shares on which his spouse has sole voting power.

(6) Direct Ownership includes 62,750 shares registered jointly with his spouse. Total also includes 14,000 shares on which he has sole voting power as trustee.

(7)   Total includes 53,992 shares on which his spouse has sole voting power.

(8) Direct Ownership includes 19,231 shares on which he shares voting power with his spouse. Total also includes 1,524 shares on which he has sole voting power as trustee, and 206,500 stock options which are exercisable within 60 days of the Record Date.

(9)   Direct Ownership includes 1,000 shares registered jointly with his spouse.

(10) Total includes 431,750 in stock options exercisable within 60 days of the Record Date, 1,455,767 shares on which reporting persons have sole voting authority, and 509,055 shares on which the reporting persons have shared voting power.

      As of September 27, 1996, The Depository Trust Company owned of record, but not beneficially, 5,089,504 shares (33.6%) of the outstanding Citizens Common Stock. Such shares were held on behalf of more than 600 other entities. Citizens is not aware of any other person or group which beneficially owns or controls more than five percent of its outstanding Common Stock.

                       OWNERSHIP OF CRESTAR COMMON STOCK
                          BY CERTAIN BENEFICIAL OWNERS

      Based on Crestar's records and filings with the Securities and Exchange Commission, Crestar is not aware of any persons who are beneficial owners of 5% or more of Crestar's Common Stock, except as listed below:


   Name and Address              Amount and Nature
  of Beneficial Owner           of Beneficial Ownership   Percent of Class
---------------------------     -----------------------   ----------------
Crestar Bank as Trustee for
 Crestar Employees' Thrift
 and Profit Sharing Plan            3,355,933 shares(1)          7.8%
 919 East Main Street
 Richmond, VA  23219

Delaware Management Holdings, Inc.  2,628,424 shares (2)         6.1%
 One Commerce Square
 Philadelphia, PA  19103

--------------------

(1) Shares are held on behalf of Plan participants. Crestar Bank has no voting rights or any investment or dispositive power with respect to the shares. Plan information is as of December 31, 1995.

(2) Shares attributed to Delaware Management Holdings, Inc. include shares held by Delaware Management Company, Inc., a mutual fund manager. Delaware Management Holdings, Inc. reports that it has sole voting power with respect to 196,146 shares; shared voting power with respect to 2,300 shares; sole dispositive power for 2,514,824 shares; and shared dispositive power for 113,600 shares. Delaware Management Holdings, Inc. information is as of December 31, 1995 and was obtained from a Schedule 13G filed by Delaware Management Holdings, Inc.

                           SUPERVISION AND REGULATION

         Bank holding companies and banks operate in a highly regulated environment and are regularly examined by federal and state regulators. The following description briefly discusses certain provisions of federal and state laws and certain regulations and the potential impact of such provisions on Crestar and Citizens, and their respective bank subsidiaries. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory or regulatory provisions.

Bank Holding Companies

         As bank holding companies registered under the BHCA, Crestar and Citizens are subject to regulation by the Federal Reserve Board. The Federal Reserve Board has jurisdiction under the BHCA to approve any bank or nonbank acquisition, merger or consolidation proposed by a bank holding company. The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity which is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

         The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 amended Section 3(d) of the BHCA by authorizing the FRB to approve on or after September 29,1995 the acquisition by a bank holding company of more than 5% of any class of the voting shares of, or substantially all the assets of, any bank (or its holding company) located outside the state in which the operations of such acquiring bank holding company's banking subsidiaries are principally conducted on the date such company became a bank holding company, regardless of whether the acquisition would be prohibited by state law. Effective June 1, 1997, the law will allow interstate bank mergers, subject to earlier "opt-in" or "opt-out" action by individual states. The law also allows interstate branch acquisitions and de novo branching if permitted by the host state. Virginia, Maryland and the District of Columbia have adopted early "opt-in" legislation that allows interstate bank mergers. These laws also permit interstate branch acquisitions and de novo branching in Virginia, Maryland and the District of Columbia by out-of-state banks if reciprocal treatment is accorded Virginia, Maryland or District of Columbia banks (as the case may be) in the state of the acquiror or entrant.

         There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or in default. For example, under a policy of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for reimbursement is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

         Crestar is registered under the bank holding company laws of Virginia, and Citizens under similar laws in Maryland. Accordingly, Crestar and its bank subsidiaries are subject to further regulation and supervision by the State Corporation Commission of Virginia, and Citizens and its bank subsidiaries by the Division of Financial Regulation of the Maryland Department of Labor, Licensing and Regulations.

Capital Requirements

         The Federal Reserve Board and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to banking organizations they supervise. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirements of these federal bank regulatory agencies, Crestar and Citizens each are required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred stockholders' equity, less certain intangibles and other adjustments. The remainder "Tier 2 capital" consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of Crestar as of June 30, 1996 were 8.8% and 12.0% respectively, and of Citizens as of the same date were 12.1% and 13.3%, respectively -- all exceeding the minimums required.

         In addition, each of the federal regulatory agencies has established a minimum leverage capital ratio (Tier 1 capital to average tangible assets). These guidelines provide for a minimum ratio of 3% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum. The Tier 1 capital leverage ratio of Crestar as of June 30, 1996, was 7.4% and of Citizens at the same date was 8.5%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Limits on Dividends and Other Payments

         Crestar and Citizens are legal entities separate and distinct from their Bank Subsidiaries. Most of the revenues of Crestar and Citizens come from dividends paid by their respective Bank Subsidiaries. There are various limitations applicable to the payment of dividends to Crestar and Citizens as well as the payment of dividends by Crestar and Citizens to their respective shareholders. Under federal law, prior approval from the bank regulatory agencies is required if cash dividends declared by banks in any given year exceed net income for that year plus retained earnings of the two preceding years. Under these supervisory practices, at June 30, 1996, without obtaining prior regulatory approval, Crestar Bank Subsidiaries could have paid additional dividends of approximately $295 million to Crestar, and Citizens' Bank Subsidiaries could have paid $74 million to Citizens. The payment of dividends by Bank Subsidiaries, or Crestar or Citizens, may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have authority to prohibit any bank or holding company from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank or holding company in question, could be deemed to constitute such an unsafe or unsound practice. The Federal Reserve Board has stated that, as a matter of prudent banking, a bank or bank holding company should not maintain its existing rate of cash dividends on common stock unless (1) the organization's net income available to common shareholders over the past year has been sufficient to fund fully the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition.

Subsidiary Banks

         Crestar's and Citizens' Bank Subsidiaries are supervised and regularly examined by the Federal Reserve Board, the SCC, the MBC and the Office of the Comptroller of the Currency ("OCC"), as the case may be. The bank subsidiaries are also subject to various requirements and restrictions under federal and state law such as limitations on the types of services that they may offer, the nature of investments that they may make, and the amounts of loans that may be granted. Various consumer and compliance laws and regulations also affect the operations of the Bank Subsidiaries. In addition to the impact of regulation, the bank subsidiaries are affected significantly by actions of the Federal Reserve Board in attempting to control the money supply and the availability of credit.

         Each company's Bank Subsidiaries also are subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to help meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in helping to meet community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open branches. Each company's bank subsidiaries have attained either an "outstanding" or "satisfactory" rating on their most recent CRA performance evaluations.

         As institutions with deposits insured by BIF and/or SAIF, each company's bank subsidiaries also are subject to insurance assessments imposed by the FDIC. Legislation that became effective on September 30, 1996 assesses a one-time charge on deposits insured by the Savings Association Insurance Fund
(SAIF). As a result of acquisition of thrift institutions in recent years, approximately 45% of Crestar's deposit base is SAIF-insured and, as the result, the one-time charge assessed against Crestar on an after-tax basis is approximately $22 million. See "Business of Crestar - Recent Development." This charge was recognized in Crestar's publicly announced third quarter 1996 earnings and will have the effect of significantly reducing future premiums payable into the SAIF. All of Citizens deposits are insured by the Bank Insurance Fund (BIF), and Citizens was not subject to this one-time charge.

Other Safety and Soundness Regulations

         The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.


                      DESCRIPTION OF CRESTAR CAPITAL STOCK

         The capital stock of Crestar consists of 100,000,000 authorized shares of Common Stock and 2,000,000 authorized shares of Preferred Stock. The shares of Preferred Stock are issuable in series, with relative rights, preferences and limitations of each series fixed by the Crestar Board. The following summary does not purport to be complete and is subject in all respects to applicable Virginia law, Crestar's Restated Articles of Incorporation (the "Crestar Articles") and Bylaws, and the Rights Agreement dated June 23, 1989 (described below) (the "Rights Agreement").

Common Stock

         Crestar had 42,768,051 shares of Common Stock outstanding at June 30, 1996. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive dividends when and as declared by the Crestar Board out of funds legally available therefor. Dividends may be paid on the Common Stock only if all dividends on any outstanding Preferred Stock have been paid or provided for.

         The issued and outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by Crestar.

         In the event of the voluntary or involuntary dissolution, liquidation or winding up of Crestar, holders of Common Stock are entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of Preferred Stock, if any, all the remaining assets of Crestar available for distribution.

         Directors are elected by a vote of the holders of Common Stock. Holders of Common Stock are not entitled to cumulative voting rights. Chase Mellon Shareholder Services acts as the transfer agent and registrar for the Common Stock.

Preferred Stock

         The Crestar Board is authorized to designate with respect to each new series of Preferred Stock the number of shares in each series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for, or the rights to purchase, shares of any other class or series, and the voting rights, if any. Any Preferred Stock issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of Crestar. The ability of the Crestar Board to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock and, under certain circumstances, may discourage an attempt by others to gain control of Crestar.

         Pursuant to Crestar's Articles, the Crestar Board has designated a series of 100,000 shares of Participating Cumulative Preferred Stock, Series C (the "Series C Preferred Stock"), none of the shares of which are currently outstanding. The Series C Preferred Stock was created in connection with Crestar's shareholder rights plan which is described below.

Rights

         In 1989, pursuant to the Rights Agreement, Crestar distributed as a dividend one Right for each outstanding share of Common Stock. Each Right entitles the holder to buy one one-thousandth of a share of Junior Preferred Stock at an exercise price of $115, subject to adjustment. The Rights will become exercisable only if a person or group acquires or announces a tender offer for 10% or more of the outstanding Common Stock. When exercisable, Crestar may issue a share of Common Stock in exchange for each Right other than those held by such person or group. If a person or group acquires 30% or more of the outstanding Common Stock, each Right will entitle the holder, other than the acquiring person, upon payment of the exercise price, to acquire Series C Preferred Stock or, at the option of Crestar, Common Stock, having a value equal to twice the Right's exercise price. If Crestar is acquired in a merger or other business combination or if 50% of its earnings power is sold, each Right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the Right. The Rights will expire on June 23, 1999, and may be redeemed by Crestar at any time prior to the tenth day after an announcement that a 10% position has been acquired, unless such time period has been extended by the Crestar Board.

         Until such time as a person or group acquires or announces a tender offer for 10% or more of the Common Stock, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and (ii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Rights may not be transferred, directly or indirectly (i) to any person or group that has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Rights (an "Acquiring Person"), (ii) to any person in connection with a transaction in which such person becomes an Acquiring Person or (iii) to any affiliate or associate of any such person. Any Right that is the subject of a purported transfer to any such person will be null and void.

         The Rights can be expected to have certain anti-takeover effects if an acquisition transaction not approved by the Crestar Board is proposed by a person or group. In such event, the Rights will cause substantial dilution to any person or group that acquires more than 10% of the outstanding shares of Crestar Common Stock if certain events thereafter occur without the Rights having been redeemed. For example, if thereafter such acquiring person acquires 30% of Crestar's outstanding Common Stock, or effects a business combination with Crestar, the Rights permits shareholders to acquire securities having a value equal to twice the amount of the purchase price specified in the Rights, but rights held by such "acquiring person" are void to the extent permitted by law and may not be exercised. Further, other shareholders may not transfer rights to such "acquiring person" above his 10% ownership threshold. Because of these provisions, it is unlikely that any person or group will propose an acquisition transaction that is not approved by the Crestar Board. Thus, the Rights could have the effect of discouraging acquisition transactions not approved by the Crestar Board. The Rights do not interfere with any merger or other business combination approved by the Crestar Board and shareholders because the rights are redeemable with the concurrence of a majority of the "Continuing Directors," defined as directors in office when the Rights Agreement was adopted or any person added thereafter to the Board with the approval of the Continuing Directors.

Virginia Stock Corporation Act

         The Virginia Stock Corporation Act ("VSCA") contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Stockholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Stockholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Stockholder by more than 5%.

         For three years following the time that an Interested Stockholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Stockholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Stockholder, and majority approval of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Stockholder, a member of the Crestar Board who was (1) a member on the date on which an Interested Stockholder became an Interested Stockholder and (2) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. At the expiration of the three year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Stockholder.

         The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Stockholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

         None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Stockholder whose acquisition of shares making such person an Interested Stockholder was approved by a majority of the Virginia corporation's Disinterested Directors.

         These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Stockholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. Crestar has not "opted out" of the Affiliated Transactions provisions.

         Virginia law also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request.

                      COMPARATIVE  RIGHTS OF SHAREHOLDERS

         At the Effective Time of the Holding Company Merger, shareholders of Citizens automatically will become shareholders of Crestar, and their rights as shareholders will be determined by the Crestar Articles and Crestar's Bylaws. The following is a summary of the material differences in the rights of shareholders of Crestar and Citizens.


Capitalization

         Citizens. The Citizens Charter authorizes the issuance of up to 125,000,000 shares of Citizens Common Stock, par value $2.50 per share, of which ______ shares were issued and outstanding as of the Record Date and 2,500,000 shares of preferred stock, par value $10.00 per share, no shares of which were outstanding as of the Record Date.

         Crestar. Crestar's authorized capital is set forth under "Description of Crestar Capital Stock."

Amendment of Articles or Bylaws

         Citizens. Any proposed amendment of the Citizens Articles must be approved by the stockholders by the affirmative vote of two thirds of all the votes entitled to cast on the amendment. Citizens' Bylaws generally provide that the Citizens Board may, by majority vote, amend its Bylaws.

         Crestar. As permitted by the VSCA, the Crestar Articles provide that, unless a greater vote is required by law, by the Crestar Articles or by a resolution of the Crestar Board, the Crestar Articles may be amended if the amendment is adopted by the Crestar Board and approved by a vote of the holders of a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote thereon. To be amended, the Article providing for a classified the Crestar Board and establishing criteria for removing Directors requires the approving vote of a majority of "Disinterested Directors" and the holders of at least two-thirds of the votes entitled to be cast on the amendment.

         Crestar's Bylaws generally provide that the Crestar Board may, by a majority vote, amend its Bylaws.

Required Shareholder Vote for Certain Actions

         Citizens. Under Maryland law, a merger, consolidation or sale of substantially all of the assets of Citizens can only be made when two-thirds of the holders of the outstanding stock of the Company consent,unless the Company's charter were to permit such action by less than a two-thirds vote. Citizens' charter does not so provide.

         Crestar. The VSCA generally requires the approval of a majority of a corporation's Board of Directors and the holders of more than two-thirds of all the votes entitled to be cast thereon by each voting group entitled to vote on any plan of merger or consolidation, plan of share exchange or sale of substantially all of the assets of a corporation not in the ordinary course of business. The VSCA also specifies additional voting requirements for Affiliated Transactions and transactions that would cause an acquiring person's voting power to meet or exceed specified thresholds, as discussed under "Description of Crestar Capital Stock -- Virginia Stock Corporation Act."

         None of the additional voting requirements contained in the VSCA are applicable to the Holding Company Merger since it is not an "Affiliated Transaction."

Director Nominations

         Citizens. Citizens' Bylaws do not provide a procedure for the nomination of individuals to serve as directors.

         Crestar. The Bylaws of Crestar provide that any nomination for director made by a shareholder must be made in writing to the Secretary of Crestar not less than 15 days prior to the meeting of shareholders at which directors are to be elected. If mailed, such notice shall be sent by certified mail, return receipt requested, and shall be deemed to have been given when received by the Secretary of Crestar. A shareholder's nomination for director shall set forth
(a) the name and business address of the shareholder's nominee, (b) the fact that the nominee has consented to his name being placed in nomination, (c) the name and address, as they appear on Crestar's books, of the shareholder making the nomination, (d) the class and number of shares of Crestar's stock beneficially owned by the shareholder, and (e) any material interest of the shareholder in the proposed nomination.

Directors and Classes of Directors; Vacancies and Removal of Directors

         Citizens. The Citizens' Articles provides for three directors, but further state that the number of directors may be increased or decreased pursuant to the Bylaws. The Citizens' Articles provide that the directors shall be divided into three classes with one class standing each year for election to a three year term. The Citizens Bylaws provide that there shall be not less than five nor more than 30 directors with the exact number of directors to be determined by a majority resolution of the entire Board of Directors. The Citizens' Board currently has fixed the number of directors at nine.

         The Citizens' Bylaws provide that any vacancy occurring on the Citizens' Board, including a vacancy resulting from an increase from the number of directors, may be filled by the affirmative vote of the majority of the remaining directors. Directors so chosen hold office for the remainder of the departed Director's term and until the departed Director's successor is elected and qualified. Directors chosen due to an increase in the authorized number of directors hold office until the next annual meeting of stockholders at which directors are elected. No decrease in the number of directors constituting the Citizens' Board shall shorten the term of any incumbent director.

         Citizens' Bylaws provide that the term of office of a Director of Citizens shall expire upon the date of the Annual Meeting of Stockholders immediately following the date upon which the Director reaches 70 years of age, unless the Director had been elected at the 1988 Annual Meeting of Shareholders in which case that Director was allowed to serve up to two additional terms if so elected.

         Citizens' Articles and Bylaws do not provide for the removal of directors.

         Crestar. The Crestar Articles provide that the number of Directors shall be set forth in the Bylaws, but the number of directors set forth in the Bylaws may not be increased by more than four during any 12-month period except by the affirmative vote of more than two-thirds of the votes entitled to be cast. The Bylaws provide for a Board of Directors consisting of not less than five nor more than 26 members, with the number to be fixed by the Board. The Crestar Board currently has fixed the number of directors at 17. The Crestar Board is divided into three classes, each as nearly equal in number as possible, with one class being elected annually.

         The Crestar Articles provide that any vacancy occurring on the Crestar Board, including a vacancy resulting from an increase in the number of Directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Crestar Board. If at the time any such vacancy is filled, any person, or any associate or affiliate of such person (as those terms are defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, or any successor rule or regulation) is directly or indirectly the beneficial owner of 10% (or more) of outstanding voting shares, the vacancy shall be filled by the affirmative vote of a majority of the remaining directors in the class of directors in which the vacancy has occurred. Directors so chosen shall hold office for a term expiring at the next following annual meeting of shareholders at which directors are elected. No decrease in the number of directors constituting the Crestar Board shall shorten the term of any incumbent director.

         Subject to the rights of the holders of preferred stock then outstanding, any director may be removed, with cause, only by the affirmative vote of the holders of at least two-thirds of outstanding voting shares.

Anti-Takeover Provisions

         Citizens. The MGCL prohibits certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an "Interested Stockholder." Interested Stockholders are all persons (a) who beneficially own 10% or more of the voting power of the corporation's shares or (b) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was an Interested Stockholder or an affiliate or an associate thereof. Such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be case by all holders of voting shares of the corporation, and (b) 66 2/3% of the votes entitled to be cast by all holders of voting shares of the corporation other than voting shares held by the Interested Stockholder or an affiliate or associate of the Interested Stockholder, with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. Crestar and its affiliates and associates were exempted from these provisions of Maryland law by the Citizens Board. A Maryland corporation may adopt an amendment to its charter electing not to be subject to the special voting requirements of the foregoing legislation. Any such amendment would have to be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not Interested Stockholders.

         The MGCL provides the "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. Control shares are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 33 1/3%; (b) 33 1/3% or more but less than a majority; or
(c) a majority of all voting power. Control Shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

         A person who has made or proposed to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of shareholders to be held within 50 days of demand therefore to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders' meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

         The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the charter or by-laws of the corporation.

         Crestar. For a description of certain provisions of VSCA which may be deemed to have an anti-takeover effect, see "Description of Crestar Capital Stock -- Virginia Stock Corporation Act."

Preemptive Rights

         Neither the shareholders of Crestar nor the shareholders of Citizens have preemptive rights. Thus, if additional shares of Crestar Common Stock, Crestar Preferred Stock or Citizens Common Stock or Citizens Preferred Stock are issued, holders of such stock, to the extent they do not participate in such additional issuance of shares, would own proportionately smaller interests in a larger amount of outstanding capital stock.

Assessment

         All outstanding shares of Citizens Common Stock are fully paid and nonassessable.

         All shares of Crestar Common Stock presently issued are, and those to be issued pursuant to the Agreement will be, fully paid and nonassessable.

Conversion; Redemption; Sinking Fund

         Neither Crestar Common Stock nor Citizens Common Stock is convertible, redeemable or entitled to any sinking fund.

Liquidation Rights

         Citizens. Maryland law generally provides that a corporation's board of directors may propose dissolution for submission to shareholders and that to be authorized, the dissolution must be approved by the holders of more than two-thirds of all votes entitled to be cast on the proposal, unless the charter of the corporation requires a greater or lesser vote.

         Crestar. The VSCA generally provides that a corporation's board of directors may propose dissolution for submission to shareholders and that to be authorized, the dissolution must be approved by the holders of more than two-thirds of all votes entitled to be cast on the proposal, unless the articles of incorporation of the corporation require a greater or lesser vote. There are no provisions in the Crestar Articles which would modify the statutory requirements for dissolution under the VSCA.

Dividends and Other Distributions

         Citizens. Maryland law permits the payment of dividends unless the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of such dividends, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the dividends.

         Crestar. The VSCA generally provides that a corporation may make distributions to its shareholders unless, after giving effect to the distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise, which the Crestar Articles do not) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. These requirements are applicable to Crestar as a Virginia corporation.


         In addition to the limitations set forth in the VSCA, there are various regulatory requirements which are applicable to distributions by bank holding companies such as Crestar and Citizens. For a description of the regulatory limitations on distributions, see "Supervision and Regulation - Limits on Dividends and Other Payments."

Special Meetings of Shareholders

         Citizens. A special meeting of the shareholders of Citizens may be called by the Chairman of the Citizens Board or the President, by a majority of the Citizens Board or by shareholders entitled to cast at least 25% of the votes at such meeting. However, Maryland law provides that a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of shareholders held during the preceding 12 months unless the meeting is requested by shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting.

         Crestar. The Bylaws of Crestar provide that special meetings of the shareholders for any purpose or purposes may be called at any time by the Chairman of the Crestar Board, by the President, or by a majority of the Crestar Board.

Indemnification

         Citizens. The Citizens' Articles provide that each director and officer shall be indemnified to the full extent permitted by the MGCL and that no director or officer shall be personally liable to Citizens for money damages.

         The Citizens' Bylaws provide that any individual who is serving as a director, officer, employee or agent of Citizens who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, shall be indemnified and held harmless by Citizens to the fullest extent authorized by MGCL.

         The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonably cause to believe that the action or omission was unlawful.

         Crestar. The Crestar Articles provide that to the full extent permitted by the VSCA and any other applicable law, Crestar shall indemnify a director or officer of Crestar who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Crestar Board is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

Shareholder Proposals

         Citizens. Citizens' Bylaws do not have any provision for shareholder proposals.

         Crestar. The Bylaws of Crestar provide that at any meeting of shareholders of Crestar, only that business that is properly brought before the meeting may be presented to and acted upon by the shareholders. To be properly brought before the meeting, business must be brought (a) by or at the direction of the Crestar Board or (b) by a shareholder who has given written notice of business he expects to bring before the meeting to the Secretary of Crestar not less than 15 days prior to the meeting. If mailed, such notice shall be sent by certified mail, return receipt requested, and shall be deemed to have been given when received by the Secretary of Crestar. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the meeting (a) a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on Crestar's books, of the shareholder proposing such business, (c) the class and number of shares of Crestar's stock beneficially owned by the shareholder, and (d) any material interest of the shareholder in such business. No business shall be conducted at a meeting of shareholders except in accordance with the procedures set forth in Crestar's Bylaws.

Shareholder Inspection Rights; Shareholder Lists

         Citizens. Under Maryland law, any shareholder has the right to inspect and copy the by-laws, minutes of the proceedings of shareholders, annual statement of affairs, and voting trust agreements on file at the corporation's principal office. Maryland law also provides that one or more persons who together have been shareholders of record for at least six months and who together hold at least 5% of the outstanding stock of any class may inspect and copy the corporation's books of account, stock ledger and shareholders' list and may require the corporation to produce a verified statement of affairs.

         Crestar. Under the VSCA, the shareholder of a Virginia corporation is entitled to inspect and copy certain books and records, including the articles of incorporation and bylaws of the corporation if he gives the corporation written notice of his demand at least five business days before the date on which he wishes to inspect and copy. The shareholder of a Virginia corporation is entitled to inspect and copy certain other books and records, including a list of shareholders, minutes of any meeting of the board of directors and accounting records of the corporation, if (i) the shareholder has been a shareholder of record for at least six months immediately preceding his or her written demand or is the holder of at least 5% of the corporation's outstanding shares, (ii) the shareholder's demand is made in good faith and for a proper purpose, (iii) the shareholder describes with reasonable particularity the purpose of the request and the records desired to be inspected and (iv) the records are directly connected with the stated purpose, and if he gives the corporation written notice of his demand at least five business days before the date on which he wishes to inspect and copy. The VSCA also provides that a corporation shall make available for inspection by any shareholder during usual business hours, at least 10 days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting.

Shareholder Rights Plan

         Citizens. On May 10, 1989, shareholders of Citizens Bancorp adopted a Rights Plan which provides for substantial dilution to a person or group that attempts to acquire Citizens on terms not approved by the Company's Board of Directors, except in the event of an acquisition of at least 80% of the outstanding Common Stock solely pursuant to a tender offer for all outstanding shares at a uniform cash price open equally to all stockholders other than such acquiring person or group. Citizens anticipates that it will amend the terms of the Rights Plan so that the Plan will be terminated contemporaneously with the closing contemplated by the Agreement.

         Crestar. For a description of a shareholder rights plan which has been adopted by Crestar, see "Description of Crestar Capital Stock -- Rights."

Dissenters' Rights

         Citizens. The provisions of Title 3 of the MGCL, which provide shareholders of a Maryland corporation the right to demand and receive payment of the fair value of their shares in the event of mergers, consolidations and certain other corporate transactions, are applicable to Citizens as a Maryland corporation. However, because Citizens Common Stock is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., shareholders of Citizens generally do not have rights to demand and receive payment of the fair value of their shares in the event of mergers, consolidations and certain other corporate transactions to which Citizens is a party.

         Crestar. The provisions of Article 15 of the VSCA which provide shareholders of a Virginia corporation the right to dissent from, and obtain payment of the fair value of their shares in the event of, mergers, consolidations and certain other corporate transactions are applicable to Crestar as a Virginia corporation. However, because Crestar has more than 2,000 record shareholders, shareholders of Crestar generally do not have rights to dissent from mergers, consolidations and certain other corporate transactions to which Crestar is a party because Article 15 of the VSCA provides that holders of shares of a Virginia corporation which has shares listed on a national securities exchange or which has at least 2,000 record shareholders are not entitled to dissenters' rights unless certain requirements are met.

                         RESALE OF CRESTAR COMMON STOCK

         Crestar Common Stock has been registered under the 1933 Act, thereby allowing such shares to be traded freely and without restriction by those holders of Citizens Common Stock who receive such shares following consummation of the Holding Company Merger and who are not deemed to be "affiliates" (as defined under the 1933 Act, but generally including directors, certain executive officers and 10% or more shareholders) of Citizens or Crestar. Each holder of Citizens Common Stock who is deemed by Citizens to be an affiliate of it has entered into an agreement with Crestar prior to the Effective Date of the Holding Company Merger providing, among other things, that (A) such affiliate acknowledges and agrees to support and vote such shares of Citizens Common Stock beneficially owned by him to ratify and confirm the Agreement and the Holding Company Merger, (B) such affiliate acknowledges and agrees beginning 30 days prior to the Effective Date, that he will not sell, pledge, transfer or otherwise dispose of shares of Citizens Common Stock or Crestar Common Stock except in compliance with the applicable provisions of the 1933 Act and rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of Crestar and Citizens have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, and (C) the certificates representing said shares may bear a legend referring to the foregoing restrictions. This Joint Proxy Statement/Prospectus does not cover any resales of Crestar Common Stock received by affiliates of Citizens.

                                    EXPERTS

         The consolidated financial statements of Crestar Financial Corporation and Subsidiaries incorporated in this Joint Proxy Statement/Prospectus by reference to Crestar's Annual Report on Form 10-K for the year ended December 31, 1995 have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in accounting for certain investments in debt and equity securities.

         The consolidated financial statements of Citizens Bancorp and Subsidiaries incorporated in this Joint Proxy Statement/Prospectus by reference to Citizens' Annual Report on Form 10-K for the year ended December 31, 1995 have been so incorporated in reliance upon the report of Deloitte & Touche LLP, independent auditors, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The report of Deloitte & Touche LLP refers to a change in accounting for postretirement benefits income taxes and for certain investments in debt and equity securities.

                                 LEGAL OPINIONS

         The legality of the Crestar Common Stock to be issued in the Holding Company Merger will be passed on for Crestar by Hunton & Williams, Richmond, Virginia. Gordon F. Rainey, Jr., a partner in Hunton & Williams, is a director of Crestar.

         Certain legal matters will be passed on for Citizens by Semmes, Bowen & Semmes, Baltimore, Maryland.

         A condition to consummation of the Holding Company Merger is the delivery by each of Semmes, Bowen & Semmes, counsel to Citizens, and Hunton & Williams, counsel to Crestar, of an opinion concerning certain federal income tax consequences of the Holding Company Merger. See "The Holding Company Merger -- Certain Federal Income Tax Consequences."

                             SHAREHOLDER PROPOSALS

         In order to be considered for inclusion in the proxy statement and form of proxy to be used in connection with Crestar's 1997 annual meeting of shareholders, shareholder proposals must be received by the Secretary of Crestar no later than ______________, 199___.

         In order to be considered for inclusion in the proxy statement and form of proxy to be used in connection with Citizens' 1997 annual meeting of shareholders, if such meeting is held, shareholder proposals must be received by the Secretary of Citizens no later than ______________, 199___.

                                 OTHER MATTERS

         As of the date of this Joint Proxy Statement/Prospectus, the Citizens Board does not know of any other matters to be presented for action at the Citizens Special Meeting other than procedural matters incident to the conduct of the meeting. In addition, shareholders may make proposals for consideration at the Citizens Special Meeting in accordance with the procedures specified in Citizens' Bylaws. If such shareholder proposals are made or any other matters not now known are properly brought before the Citizens Special Meeting, the persons named in the accompanying proxy will vote such proxy in accordance with the determination of a majority of the Citizens Board.

         As of the date of this Joint Proxy Statement/Prospectus, the Crestar Board does not know of any other matters to be presented for action at the Crestar Special Meeting other than procedural matters incident to the conduct of the meeting. In addition, shareholders may make proposals for consideration at the Crestar Special Meeting in accordance with the procedures specified in Crestar's Bylaws. If such shareholder proposals are made or any other matters not now known are properly brought before the Crestar Special Meeting, the persons named in the accompanying proxy will vote such proxy in accordance with the determination of a majority of the Crestar Board.

                                                                       ANNEX I


                      AGREEMENT AND PLAN OF REORGANIZATION

                                     among

                         CRESTAR FINANCIAL CORPORATION,

                       CDM ACQUISITION SUBSIDIARY, INC.,

                                CRESTAR BANK DC,

                               CITIZENS BANCORP,

                                      and

                           CITIZENS BANK OF MARYLAND



                               September 15, 1996


                                     INDEX

                                                                                                              Page

                                   ARTICLE I
                                    General
         1.1.          Holding Company Merger...................................................................  2
                       ----------------------
         1.2.          Issuance of Crestar Common Stock.........................................................  2
                       --------------------------------
         1.3.          Taking of Necessary Action...............................................................  2
                       --------------------------

                                   ARTICLE II
                 Effect of Transaction on Common Stock, Assets,
                   Liabilities and Capitalization of Crestar,
                    Crestar Bank, Citizens and Citizens Bank

         2.1.          Conversion of Stock; Exchange Ratio......................................................  2
                       -----------------------------------
         2.2.          Manner of Exchange.......................................................................  3
                       ------------------
         2.3.          No Fractional Shares.....................................................................  4
                       --------------------
         2.4.          Dissenting Shares........................................................................  5
                       -----------------
         2.5.          Assets...................................................................................  5
                       ------
         2.6.          Liabilities..............................................................................  5
                       -----------

                                  ARTICLE III
                         Representations and Warranties

         3.1.          Representations and Warranties of Citizens...............................................  5
                       ------------------------------------------
                       (a)  Organization, Standing and Power....................................................  5
                            --------------------------------
                       (b)  Capital Structure...................................................................  6
                            -----------------
                       (c)  Authority...........................................................................  6
                            ---------
                       (d)  Investments.........................................................................  8
                            -----------
                       (e)  Financial Statements................................................................  8
                            --------------------
                       (f)  Absence of Undisclosed Liabilities..................................................  9
                            ----------------------------------
                       (g)  Tax Matters.........................................................................  9
                            -----------
                       (h)  Options, Warrants and Related Matters............................................... 11
                            -------------------------------------
                       (i)  Property............................................................................ 11
                            --------
                       (j)  Additional Schedules Furnished to Crestar........................................... 12
                            -----------------------------------------
                       (k)  Agreements in Force and Effect...................................................... 13
                            ------------------------------
                       (l)  Legal Proceedings; Compliance with Laws............................................. 13
                            ---------------------------------------
                       (m)      Employee Benefit Plans.......................................................... 14
                                ----------------------
                       (n)  Insurance........................................................................... 17
                            ---------
                       (o)  Loan Portfolio...................................................................... 18
                            --------------
                       (p)  Absence of Changes.................................................................. 19
                            ------------------
                       (q)  Brokers and Finders................................................................. 19
                            -------------------
                       (r)  Subsidiaries........................................................................ 19
                            ------------
                       (s)  Reports............................................................................. 19
                            -------
                       (t)  Environmental Matters............................................................... 20
                            ---------------------
                       (u)  Accounting; Tax; Regulatory Matters................................................. 21
                            -----------------------------------
                       (v)  Regulatory Approvals................................................................ 22
                            --------------------
                       (w)  Citizens Stock Buyback Program...................................................... 22
                            ------------------------------
                       (x)  Disclosure.......................................................................... 22
                            ----------
         3.2.          Representations and Warranties of Crestar, Crestar Bank and Subsidiary................... 22
                       ----------------------------------------------------------------------
                       (a)  Organization, Standing and Power.................................................... 22
                            --------------------------------



                       (b)  Capital Structure................................................................... 23
                            -----------------
                       (c)  Authority........................................................................... 24
                            ---------
                       (d)  Financial Statements................................................................ 25
                            --------------------
                       (e)  Absence of Undisclosed Liabilities.................................................. 26
                            ----------------------------------
                       (f)  Absence of Changes.................................................................. 26
                            ------------------
                       (g)  Subsidiaries........................................................................ 26
                            ------------
                       (h)  Reports............................................................................. 26
                            -------
                       (i)  Tax Matters......................................................................... 27
                            -----------
                       (j)  Property............................................................................ 27
                            --------
                                (k)  Agreements in Force and Effect............................................. 28
                                     ------------------------------
                       (l)  Legal Proceedings; Compliance with Laws............................................. 28
                            ---------------------------------------
                       (m)  Employee Benefit Plans.............................................................. 29
                            ----------------------
                       (n)  Regulatory Approvals................................................................ 30
                            --------------------
                       (o)  Crestar Stock Buyback Program....................................................... 30
                            -----------------------------
                       (p)  Disclosure.......................................................................... 30
                            ----------

                                   ARTICLE IV
                       Conduct and Transactions Prior to
                          Effective Time of the Merger

         4.1.          Access to Records and Properties of Crestar, Crestar Bank, Citizens and Citizens
                       --------------------------------------------------------------------------------
                       Bank; Confidentiality.................................................................... 31
                       ---------------------
         4.2.          Registration Statement, Proxy Statement, Shareholder Approval............................ 32
                       -------------------------------------------------------------
         4.3.          (a)      Operation of the Business of Citizens........................................... 33
                                -------------------------------------
         4.4.          No Solicitation.......................................................................... 35
                       ---------------
         4.5.          Dividends................................................................................ 35
                       ---------
         4.6.          Regulatory Filings; Best Efforts......................................................... 36
                       --------------------------------
         4.7.          Public Announcements..................................................................... 36
                       --------------------
         4.8.          Operating Synergies; Conformance to Reserve Policies, Etc................................ 36
                       ---------------------------------------------------------
         4.9.          Crestar Rights Agreement................................................................. 37
                       ------------------------
         4.10.         Agreement as to Efforts to Consummate.................................................... 37
                       -------------------------------------
         4.11.         Adverse Changes in Condition............................................................. 37
                       ----------------------------
         4.12.         NYSE Listing............................................................................. 37
                       ------------
         4.13.         Updating of Schedules.................................................................... 38
                       ---------------------
         4.14.         Transactions in Crestar Common Stock..................................................... 38
                       ------------------------------------

                                   ARTICLE V
                              Conditions of Merger

         5.1.          Conditions of Obligations of Crestar and Crestar Bank.................................... 38
                       -----------------------------------------------------
                       (a)  Representations and Warranties; Performance of Obligations.......................... 38
                            ----------------------------------------------------------
                       (b)  Authorization of Transaction........................................................ 39
                            ----------------------------
                       (c)  Opinion of Counsel.................................................................. 39
                            ------------------
                       (d)  The Registration Statement.......................................................... 39
                            --------------------------
                       (e)  Tax Opinion......................................................................... 39
                            -----------
                       (f)  Regulatory Approvals................................................................ 40
                            --------------------
                       (g)  Affiliate Letters................................................................... 40
                            -----------------
                       (h)      Title Matters................................................................... 40
                                -------------
                       (i)  NYSE Listing........................................................................ 41
                            ------------
                       (j)      Citizens Rights Plan............................................................ 41
                                --------------------
                       (k)      Accounting Treatment............................................................ 41
                                --------------------
                       (l)  Crestar Shareholder Approval........................................................ 41
                            ----------------------------
                       (m)  Acceptance by Crestar and Crestar Bank Counsel...................................... 41
                            ----------------------------------------------




         5.2.          Conditions of Obligations of Citizens and Citizens Bank.................................. 41
                       -------------------------------------------------------
                       (a)  Representations and Warranties; Performance of Obligations.......................... 41
                            ----------------------------------------------------------
                       (b)  Authorization of Transaction........................................................ 42
                            ----------------------------
                       (c)  Opinion of Counsel.................................................................. 42
                            ------------------
                       (d)  The Registration Statement.......................................................... 42
                            --------------------------
                       (e)  Regulatory Approvals................................................................ 42
                            --------------------
                       (f)  Tax Opinion......................................................................... 42
                            -----------
                       (g)  NYSE Listing........................................................................ 43
                            ------------
                       (h)  Citizens Shareholder Approval....................................................... 43
                            -----------------------------
                       (i)  Acceptance by Citizens' Counsel..................................................... 43
                            -------------------------------

                                   ARTICLE VI
                          Closing Date; Effective Time

         6.1.          Closing Date............................................................................. 43
                       ------------
         6.2.          Filings at Closing....................................................................... 43
                       ------------------
         6.3.          Effective Time........................................................................... 44
                       --------------

                                  ARTICLE VII
                   Termination; Survival of Representations,
                 Warranties and Covenants; Waiver and Amendment

         7.1.          Termination.............................................................................. 44
                       -----------
         7.2.          Effect of Termination.................................................................... 46
                       ---------------------
         7.3.          Survival of Representations, Warranties and Covenants.................................... 47
                       -----------------------------------------------------
         7.4.          Waiver and Amendment..................................................................... 47
                       --------------------

                                  ARTICLE VIII
                              Additional Covenants

         8.1.          Indemnification of Citizens Officers and Directors; Liability Insurance.................. 47
                       -----------------------------------------------------------------------
         8.2.          Employee Matters......................................................................... 48
                       ----------------
         8.3.          Employee Benefit Matters................................................................. 48
                       ------------------------
         8.4.          Crestar Bank/GWR or Maryland Advisory Board of Directors................................. 50
                       --------------------------------------------------------
         8.5.          Stock Options............................................................................ 50
                       -------------
         8.6.          Crestar Board of Directors............................................................... 50
                       --------------------------
         8.7.          Further Action Respecting Structure...................................................... 50
                       -----------------------------------
         8.8.          Branch Closing Law....................................................................... 51
                       ------------------

                                   ARTICLE IX
                                 Miscellaneous

         9.1.          Expenses................................................................................. 51
                       --------
         9.2.          Entire Agreement......................................................................... 51
                       ----------------
         9.3.          Descriptive Headings..................................................................... 51
                       --------------------
         9.4.          Notices.................................................................................. 51
                       -------
         9.5.          Counterparts............................................................................. 52
                       ------------
         9.6.          Governing Law............................................................................ 52
                       -------------


Exhibit A      -       Holding Company Plan of Merger of Citizens into Crestar


                          [Remaining Exhibits Omitted]

                               INDEX TO SCHEDULES


                                                                                                Section in
       Schedule                                        Description                              Agreement
           A              Securities Owned by Citizens and Citizens Bank                          3.1(d)

           B               Citizens and Citizens Bank Financial Statements                        3.1(e)

           C              Citizens Taxes Being Contested, etc.                                    3.1(g)

           D              Salary Rates, Citizens Common Stock Held by Certain                     3.1(b); 3.1(h);
                          Employees and Directors of Citizens and Citizens Bank, Options          3.1(j)(1)

           E              Notes, Bonds, Mortgages, Indentures, Licenses, Lease                    3.1(j)(2)
                          Agreements and Other Contracts of Citizens and Citizens Bank

           F              Employment Contracts, Employee Benefit Plans, and Related               3.1(j)(3);
                          Matters of Citizens and Citizens Bank                                   3.1(m)(1);
                                                                                                  3.1(m)(7);
                                                                                                  3.1(m)(8);
                                                                                                  3.1(m)(9);
                                                                                                  4.3(a)

           G              Real Estate Owned or Leased by Citizens and Citizens Bank               3.1(j)(4)

           H              Affiliates of Citizens                                                  3.1(j)(5); 5.1(g)

           I              Legal Proceedings of Citizens                                           3.1(1)

           J              Insurance of Citizens                                                   3.1(n)

           K               Citizens Loans                                                         3.1(o)

           L              Material Adverse Changes of Citizens                                    3.1(p)

           M              Citizens Subsidiaries and Joint Ventures                                3.1(r)

           N              Citizens Environmental Matters                                          3.1(t)

           O              Crestar Financial Statements

           P              Crestar Taxes Being Contested, etc.                                     3.2(i)


                      AGREEMENT AND PLAN OF REORGANIZATION

                  This Agreement and Plan of Reorganization (the "Agreement") dated as of September 15, 1996 among CRESTAR FINANCIAL CORPORATION, a Virginia corporation ("Crestar"), CDM ACQUISITION SUBSIDIARY, INC., a Maryland corporation ("Subsidiary"), CRESTAR BANK DC, a Virginia banking corporation wholly-owned by Crestar ("Crestar Bank"), CITIZENS BANCORP, a Maryland corporation ("Citizens") and CITIZENS BANK OF MARYLAND, a Maryland banking corporation wholly-owned by Citizens ("Citizens Bank" which term, for the purposes of this Agreement and where the context requires, includes its subsidiaries), recites and provides:

                  A. Citizens and Crestar have reached agreement pursuant to which Crestar will acquire Citizens in a statutory merger in exchange for Crestar Common Stock.

                  B. The boards of directors of Crestar and Citizens deem it advisable to merge Subsidiary into Citizens (the "Holding Company Merger") pursuant to this Agreement and the Plan of Merger attached as Exhibit A (the "Holding Company Plan of Merger") whereby the holders of shares of common stock ("Citizens Common Stock") will receive common stock of Crestar ("Crestar Common Stock") in exchange therefor.

                  C. To effectuate the foregoing, the parties desire to adopt this Agreement and the Holding Company Plan of Merger, which shall represent a plan of reorganization in accordance with the provisions of Section 368(a) of the United States Internal Revenue Code, as amended (the "Code").

                  D. Simultaneously with the execution of this Agreement, Citizens and Crestar are entering into a Stock Option Agreement (the "Option Agreement") pursuant to which Citizen is granting an option to Crestar to purchase shares of Citizens Common Stock in accordance with the terms of such Agreement.

                  NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions and promises herein contained, Crestar, Crestar Bank, Subsidiary, Citizens and Citizens Bank hereby adopt this Agreement whereby at the "Effective Time of the Holding Company Merger" (as defined in Article VI hereof) Subsidiary shall be merged into Citizens in accordance with the Holding Company Plan of Merger. The outstanding shares of Citizens Common Stock shall be converted into shares of Crestar Common Stock as provided in this Agreement on the basis, terms and conditions contained herein and in the Holding Company Plan of Merger.

         In connection therewith, the parties hereto agree as follows:

                                   ARTICLE I
                                    General

                  1.1. Holding Company Merger. Subject to the provisions of this Agreement and the Holding Company Plan of Merger, at the Effective Time of the Holding Company Merger the separate existence of Subsidiary shall cease and Subsidiary shall be merged with and into Citizens (the "Surviving Company").

                  1.2. Issuance of Crestar Common Stock. Crestar agrees that at the Effective Time of the Holding Company Merger it will issue Crestar Common Stock to the extent set forth in, and in accordance with, the terms of this Agreement and the Holding Company Plan of Merger.

                  1.3. Taking of Necessary Action. In case at any time after the Effective Time of the Holding Company Merger any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of Subsidiary, the officers and directors of the Surviving Company shall take all such necessary action.

                                   ARTICLE II
                 Effect of Transaction on Common Stock, Assets,
                   Liabilities and Capitalization of Crestar,
                    Crestar Bank, Citizens and Citizens Bank

                  2.1. Conversion of Stock; Exchange Ratio. At the Effective Time of the Holding Company Merger:

                             (a) Conversion of Stock. Each share of Citizens
                  Common Stock which is issued and outstanding at the Effective Time of the Holding Company Merger (other than shares held directly by Crestar, which shall be canceled without payment therefore) shall, and without any action by the holder thereof, be converted into the number of shares of Crestar Common Stock determined in accordance with subsection 2.1(b). All such shares shall be validly issued, fully paid and nonassessable.

                             (b) Exchange Ratio. Each share of Citizens Common
                  Stock (other than shares held directly by Crestar and Dissenting Shares) shall be converted into 0.835 shares of Crestar Common Stock (the "Exchange Ratio").

                             The Exchange Ratio at the Effective Time of the
                  Holding Company Merger shall be adjusted to reflect any consolidation, split-up, other subdivisions or combinations of Crestar Common Stock, any dividend payable in Crestar Common Stock, or any capital reorganization involving the reclassification of Crestar Common Stock subsequent to the date of this Agreement.

                  2.2. Manner of Exchange.

                             (a) After the Effective Time of the Holding Company
                  Merger, each holder of a certificate for theretofore outstanding shares of Citizens Common Stock, upon surrender of such certificate to Crestar Bank (which shall act as exchange agent), accompanied by a Letter of Transmittal, which shall be mailed to each holder of a certificate for theretofore outstanding shares of Citizens Common Stock by Crestar Bank promptly following the Effective Time of the Holding Company Merger, shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Crestar Common Stock for which shares of Citizens Common Stock theretofore represented by the certificate or certificates so surrendered shall have been exchanged as provided in this Article II. Until so surrendered, each outstanding certificate which, prior to the Effective Time of the Holding Company Merger, represented Citizens Common Stock will be deemed to evidence the right to receive the number of full shares of Crestar Common Stock into which the shares of Citizens Common Stock represented thereby may be converted in accordance with the Exchange Ratio; and, after the Effective Time of the Holding Company Merger will be deemed for all corporate purposes of Crestar to evidence ownership of the number of full shares of Crestar Common Stock into which the shares of Citizens Common Stock represented thereby were converted.

                             (b) Until such outstanding certificates formerly
                  representing Citizens Common Stock are surrendered, no dividend payable to holders of record of Crestar Common Stock for any period as of any date subsequent to the Effective Time of the Holding Company Merger shall be paid to the holder of such outstanding certificates in respect thereof. After the Effective Time of the Holding Company Merger, there shall be no further registry of transfer on the records of Citizens of shares of Citizens Common Stock. If a certificate representing such shares is presented to Crestar, it shall be canceled and exchanged for a certificate representing shares of Crestar Common Stock as herein provided. Upon surrender of certificates of Citizens Common Stock in exchange for Crestar Common Stock, there shall be paid to the recordholder of the certificates of Crestar Common Stock issued in exchange therefor (i) the amount of dividends theretofore paid for such full shares of Crestar Common Stock as of any date subsequent to the Effective Time of the Holding Company Merger which have not yet been paid to a public official pursuant to abandoned property laws and (ii) at the appropriate payment date the amount of dividends with a record date after the Effective Time of the Holding Company Merger but prior to surrender and a payment date subsequent to surrender. No interest shall be payable on such dividends upon surrender of outstanding certificates.

                             (c) At the Effective Time of the Holding Company
                  Merger, each share of Citizens Common Stock held by Crestar shall be canceled, retired and cease to exist.

                             (d) At the Effective Time of the Holding Company
                  Merger, each share of Subsidiary Common Stock shall be converted into one share of common stock of the Surviving Corporation.

                             (e) At the Effective Time of the Holding Company
                  Merger and as provided in the Holding Company Plan of Merger, outstanding options to acquire Citizens Common Stock that were granted under Citizens' 1986 Stock Incentive Plan and 1988 Stock Option Plan ("Citizens Options," as defined in Section 3.1(j)(1) hereof), and which are identified on Schedule C, shall, be converted, based on the Exchange Ratio, into options to acquire Crestar Common Stock ("Crestar Options"). The exercise price per share of Crestar Common Stock under a Crestar Option shall be equal to the exercise price per share of Citizens Common Stock under the Citizens Option divided by the Exchange Ratio (rounded up to the nearest cent). The number of shares of Crestar Common Stock subject to a Crestar Option shall be equal to the number of shares of Citizens Common Stock subject to the Citizens Option multiplied by the Exchange Ratio (rounded down to the nearest whole share). Except as provided in the preceding sentences regarding the price of, and number of shares of Crestar Common Stock subject to, the Crestar Option, the terms of the Crestar Option shall be the same as the terms of the Citizens Option.

                  2.3. No Fractional Shares. No certificates or scrip for fractional shares of Crestar Common Stock will be issued. In lieu thereof, Crestar will pay the value of such fractional shares in cash on the basis of the Average Closing Price as defined in Section 7.1(h).

                  2.4. Dissenting Shares. Pursuant to Section 3-202 of the Maryland General Corporation Law ("MGCL"), shareholders of Citizens do not have dissenter's rights in the Holding Company Merger.

                  2.5. Assets. At the Effective Time of the Holding Company Merger, the corporate existence of Subsidiary shall be merged into and continued in Citizens as the Surviving Company. All rights, franchises and interests of Subsidiary in and to any type of property and choses in action shall be transferred to and vested in the Surviving Company, by virtue of the Holding Company Merger without any deed or other transfer. The Surviving Company without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, transfer agent or registrar of stocks and bonds, guardian of estates, assignee, receiver and committee, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Citizens at the Effective Time of the Holding Company Merger, as provided in Section 3-114 of the MGCL.

                  2.6. Liabilities. At the Effective Time of the Holding Company Merger, the Surviving Company shall be liable for all liabilities of Subsidiary. All deposits, debts, liabilities and obligations of Subsidiary accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts, or records of Subsidiary shall be those of the Surviving Company and shall not be released or impaired by the Holding Company Merger. All rights of creditors and other obligees and all liens on property of Subsidiary shall be preserved unimpaired.

                                  ARTICLE III
                         Representations and Warranties

                  3.1. Representations and Warranties of Citizens and Citizens Bank. Citizens and Citizens Bank (which for purposes of this Article III includes subsidiaries of Citizens Bank) represent and warrant to Crestar and Crestar Bank as follows:

                             (a) Organization, Standing and Power. Citizens is a
                  corporation duly organized, validly existing and in good standing under the laws of Maryland and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, to perform this Agreement and the Holding Company Plan of Merger, and to effect the transactions contemplated hereby and thereby. Citizens has delivered to Crestar complete and correct copies of (i) its Articles of Incorporation and (ii) its By-laws.

                             Citizens Bank is a banking corporation duly
                  organized, validly existing and in good standing under the laws of Maryland and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to perform this Agreement and to effect the transactions contemplated hereby. Citizens Bank's deposits are insured by the Bank Insurance Fund of the FDIC to the maximum extent permitted by law. Citizens Bank has delivered to Crestar complete and correct copies of (i) its Articles of Incorporation and (ii) its By-laws.

                             (b) Capital Structure. The authorized capital stock
                  of Citizens consists of 125,000,000 shares of Citizens Common Stock, par value $2.50, and 2,500,000 shares of preferred stock, par value $10.00. As of September 1, 1996, 15,132,599 shares of Citizens Common Stock and no shares of preferred stock were outstanding. All of the outstanding shares of Citizens Common Stock were validly issued, fully paid and nonassessable.

                             The authorized capital stock of Citizens Bank
                  consists of 2,000,000 shares of Common Stock. As of September 1, 1996, 1,981,576 shares of Citizens Bank Common Stock were outstanding and all of such outstanding shares were validly issued, fully paid and nonassessable. Citizens owns all of the issued and outstanding capital stock of Citizens Bank free and clear of any liens, claims, encumbrances, charges or rights of third parties of any kind whatsoever.

                             Citizens knows of no person who beneficially owns
                  5% or more of the outstanding Citizens Common Stock as of the date hereof, except as disclosed on Schedule D.

                             (c) Authority. Subject to the approval of this
                  Agreement and the Holding Company Plan of Merger by the shareholders of Citizens as contemplated by Section 4.2, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and by the Holding Company Plan of Merger have been duly and validly authorized by all necessary action on the part of Citizens, and this Agreement is a valid and binding obligation of Citizens, enforceable in accordance with its terms, except as enforceability may be limited by laws affecting the enforcement of creditors' rights generally and subject to any equitable principles limiting the right to obtain specific performance. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and by the Holding Company Plan of Merger and compliance by Citizens with any of the provisions hereof or thereof will not (i) conflict with or result in a breach of any provision of its Articles of Incorporation or By-laws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which Citizens is a party, or by which it or any of its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Citizens or any of its properties or assets. No consent or approval by any governmental authority, other than compliance with applicable federal and state securities and banking laws, and laws administered by and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Federal Deposit Insurance Corporation (the "FDIC"), the Division of Financial Regulation of the Maryland Department of Labor, Licensing and Regulation (the "Maryland Department") is required in connection with the execution and delivery by Citizens of this Agreement or the consummation by Citizens of the transactions contemplated hereby or by the Holding Company Plan of Merger.

                             The execution and delivery of this Agreement and
                  the consummation of the transactions contemplated hereby and by the Bank Plan of Merger, as applicable, have been duly and validly authorized by all necessary action on the part of Citizens Bank, and this Agreement is a valid and binding obligation of Citizens Bank, enforceable in accordance with its terms except as enforceability may be limited by laws affecting insured depository institutions and similar laws affecting the enforcement of creditors' rights generally and subject to any equitable principles limiting the right to obtain specific performance. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by Citizens Bank with any of the provisions hereof will not (i) conflict with or result in a breach of any provision of its Articles of Incorporation or By-laws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which Citizens Bank is a party, or by which it or any of its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Citizens Bank or any of its properties or assets. No consent or approval by any governmental authority, other than compliance with applicable federal and state banking laws, and laws administered by and regulations of the Federal Reserve Board, the FDIC, and the Maryland Department is required in connection with the execution and delivery by Citizens Bank of this Agreement or the consummation by Citizens Bank of the transactions contemplated hereby.

                             (d) Investments. All securities owned by Citizens
                  and Citizens Bank of record and beneficially are free and clear of all mortgages, liens, pledges, encumbrances or any other restriction, whether contractual or statutory, which would materially impair the ability of Citizens or Citizens Bank freely to dispose of any such security at any time, except as noted on Schedule A. Any securities owned of record by Citizens and Citizens Bank in an amount equal to 5% or more of the issued and outstanding voting securities of the issuer thereof have been noted on such Schedule A. There are no voting trusts or other agreements or undertakings of which Citizens or Citizens Bank is a party with respect to the voting of such securities. With respect to all repurchase agreements to which Citizens or Citizens Bank is a party, Citizens or Citizens Bank has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

                             (e) Financial Statements. Schedule B contains copies of the following financial statements of Citizens (the "Citizens Financial Statements"):

                                     (i) Consolidated Statement of Financial
                             Condition as of June 30, 1996 and 1995 (unaudited) and as of December 31, 1995 and 1994 (audited);

                                     (ii) Consolidated Statements of Operations
                             for the three and six month periods ended June 30, 1996 and 1995 (unaudited) and each of the three years ended December 31, 1995, 1994, and 1993 (audited);

                                     (iii) Consolidated Statements of Changes in
                             Stockholders' Equity for the three and six month periods ended June 30, 1996 and 1995 (unaudited) and each of the three years ended December 31, 1995, 1994 and 1993 (audited); and

                                     (iv) Consolidated Statements of Cash Flows
                             for the three and six month periods ended June 30, 1996 and 1995 (unaudited) and each of the three years ended December 31, 1995, 1994 and 1993 (audited).

                  Such financial statements and the notes thereto have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated unless otherwise noted in the Citizens Consolidated Financial Statements. Each of such consolidated statements of financial condition, together with the notes thereto, presents fairly as of its date the consolidated financial condition and assets and liabilities of Citizens. The consolidated statements of operations, changes in stockholders' equity and cash flows, together with the notes thereto, present fairly the results of consolidated operations, consolidated changes in stockholders' equity and consolidated cash flows of Citizens or Citizens Bank for the periods indicated in accordance with generally accepted accounting principles ("GAAP").

                             (f) Absence of Undisclosed Liabilities. At June 30,
                  1996, and December 31, 1995 Citizens had no material obligations or liabilities (contingent or otherwise) of any nature which were not reflected in the Citizens Financial Statements or in the Citizens periodic reports filed with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "1934 Act") as of such dates, or disclosed in the notes thereto, except for those which are disclosed in Schedules specifically referred to herein or which in the aggregate are immaterial.

                             (g) Tax Matters. Citizens Bank and all other
                  subsidiaries of Citizens are members of the same "affiliated group," (as defined in Section 1504(a)(1) of the Code) as Citizens (collectively, the "Citizens Group"), the Citizens Group files a consolidated federal income tax return, and except as disclosed in Schedule C, no member of the Citizens Group has ever filed a consolidated federal income tax return with (or been included in a consolidated return of) any other affiliated group. Each member of the Citizens Group has filed or caused to be filed or (in the case of returns or reports not yet due) will file all tax returns and reports required to have been filed by or for them before the Effective Time of the Holding Company Merger, and all information set forth in such returns or reports is or (in the case of such returns or reports not yet due) will be accurate and complete in all material respects. Each member of the Citizens Group has paid or made adequate provision for, or (with respect to returns or reports not yet filed) before the Effective Time of the Holding Company Merger will pay or make adequate provision for, all taxes, additions to tax, penalties, and interest for all periods covered by those returns or reports. There are, and at the Effective Time of the Holding Company Merger will be, no unpaid taxes, additions to tax, penalties, or interest due and payable by any member of the Citizens Group that are or could become a lien on any asset, or otherwise materially adversely affect the business, property or financial condition, of any member of the Citizens Group except for taxes and any such related liability (a) incurred in the ordinary course of business for which adequate provision has been made by any member of the Citizens Group or (b) being contested in good faith and disclosed in Schedule C. Each member of the Citizens Group has collected or withheld, or will collect or withhold before the Effective Time of the Holding Company Merger, all amounts required to be collected or withheld by it for any taxes, and all such amounts have been, or before the Effective Time of the Holding Company Merger will have been, paid to the appropriate governmental agencies or set aside in appropriate accounts for future payment when due. Each member of the Citizens Group is in material compliance with, and its records contain all information and documents (including, without limitation, properly completed IRS Forms W-9) necessary to comply in all material respects with, all applicable information reporting and tax withholding requirements under federal, state, and local laws, rules, and regulations, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code. The consolidated statements of financial condition contained in the Citizens Financial Statements fully and properly reflect, as of the dates thereof, the aggregate liabilities of the members of the Citizens Group for all accrued taxes, additions to tax, penalties and interest in accordance with GAAP. For periods ending after June 30, 1996, the books and records of each member of the Citizens Group fully and properly reflect their liability for all accrued taxes, additions to tax, penalties and interest in accordance with GAAP. Except as disclosed in Schedule C, no member of the Citizens Group has granted (nor is it subject to) any waiver of the period of limitations for the assessment of tax for any currently open taxable period, no unpaid tax deficiency has been asserted in writing against or with respect to any member of the Citizens Group by any taxing authority, and there is no currently pending examination or other administrative proceeding or any judicial proceeding relating to any tax (including any refund thereof) of any member of the Citizens Group. No member of the Citizens Group has made or entered into, or holds any asset subject to, a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder or a "safe harbor lease" subject to former Section 168(f)(8) of the Code and the regulations thereunder. Except as disclosed in Schedule C, no member of the Citizens Group is obligated to make, or is a party to an agreement that could obligate it to make, any payment that would not be deductible by reason of Section 162(m) or 280G of the Code. Schedule C describes all material tax elections, consents and agreements affecting any member of the Citizens Group and lists all types of material taxes paid and tax returns filed by or on behalf of each member of the Citizens Group. To the best knowledge of Citizens, no Citizens shareholder is a "foreign person" for purposes of Section 1445 of the Code.

                             (h) Options, Warrants and Related Matters. There
                  are no outstanding unexercised options, warrants, calls, commitments or agreements of any character to which Citizens or Citizens Bank is a party or by which it is bound, calling for the issuance of securities of Citizens or Citizens Bank or any security representing the right to purchase or otherwise receive any such security, except (i) as set forth on Schedule D and (ii) the Option Agreement.

                             (i) Property. Citizens and Citizens Bank own (or
                  enjoy use of under capital leases) all property reflected on the Citizens Financial Statements as of June 30, 1996 and December 31, 1995 (except property sold or otherwise disposed of in the ordinary course of business). All property shown as being owned is owned free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except those referred to in such Citizens Financial Statements or the notes thereto, liens for current taxes not yet due and payable, any unfiled mechanics' liens and such encumbrances and imperfections of title, if any, as are not substantial in character or amount or otherwise materially impair Citizens' consolidated business operations. The leases relating to leased property are fairly reflected in such Citizens Financial Statements.

                             Except for Other Real Estate Owned ("OREO"), all
                  property and assets material to the business or operations of Citizens and Citizens Bank are in substantially good operating condition and repair and such property and assets are adequate for the business and operations of Citizens and Citizens Bank as currently conducted.

                             (j) Additional Schedules Furnished to Crestar. In
                  addition to any Schedules furnished to Crestar pursuant to other provisions of this Agreement, Citizens has furnished to Crestar the following Schedules which are correct and complete as of the date hereof:

                                     (1) Employees. Schedule D lists as of the
                             date hereof (A) the names of and current annual salary rates for all present employees of Citizens and Citizens Bank who received, respectively, $150,000 or more in aggregate compensation, whether in salary or otherwise but excluding commission income as reported or would be reported on Form W-2, during the year ended December 31, 1995 or are presently scheduled to receive salary in excess of $150,000 during the year ending December 31, 1996, (B) the number of shares of Citizens Common Stock owned beneficially by each director of Citizens or Citizens Bank as of the date hereof, (C) the names of and the number of shares of Citizens Common Stock owned by each person known to Citizens who beneficially owns 5% or more of the outstanding Citizens Common Stock as of the date hereof, and (D) the names of, the number of outstanding options of, and the exercise price of, each agreement to make stock awards granted to each person under Citizens' 1986 Stock Incentive Plan and Citizens' 1988 Stock Option Plan or any option granted to a director of Citizens or Citizens Bank (collectively, "Citizens Options") and the exercise price of each such Citizens Option.

                                     (2) Certain Contracts. Schedule E lists all
                             notes, bonds, mortgages, indentures, licenses, lease agreements and other contracts and obligations to which Citizens or Citizens Bank is an indebted party or a lessee, licensee or obligee as of the date hereof except for those entered into by Citizens or Citizens Bank in the ordinary course of its business consistent with its prior practice and that do not involve an amount remaining greater than $500,000.

                                     (3) Employment Contracts and Related
                             Matters. Except in all cases as set forth on Schedule F, neither Citizens nor Citizens Bank or any subsidiary thereof is a party to any employment contract or severance agreement not terminable at the option of Citizens or Citizens Bank without liability. Except in all cases as set forth on Schedule F, neither Citizens nor Citizens Bank or any subsidiary thereof is a party to (A) any retirement, profit sharing or pension plan or thrift plan or agreement or employee benefit plan (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")), (B) any management or consulting agreement not terminable at the option of Citizens or Citizens Bank without liability, or (C) any union or labor agreement.

                                     (4) Real Estate. Schedule G (to be supplied
                             by Citizens to Crestar by October 15, 1996) describes, as of the date hereof, all interests in real property owned, leased or otherwise claimed by Citizens and Citizens Bank, including OREO.

                                     (5) Affiliates. Schedule H sets forth the
                             names and number of shares of Citizens Common Stock owned as of the date hereof beneficially or of record by any persons Citizens considers to be affiliates of Citizens ("Citizens Affiliates") as that term is defined for purposes of Rule 145 under the Securities Act of 1933 (the "1933 Act").

                             (k) Agreements in Force and Effect. All contracts,
                  agreements, plans, leases, policies and licenses referred to in any Schedule of Citizens or Citizens Bank referred to herein to the best knowledge of Citizens' management are valid and in full force and effect, and neither Citizens nor Citizens Bank has breached any provision of, nor is in default in any respect under the terms of, any such contract, agreement, lease, policy or license, the effect of which breach or default would have a material adverse effect upon either the financial condition, results of operations, or business of Citizens on a consolidated basis.

                             (l) Legal Proceedings; Compliance with Laws.
                  Schedule I describes all legal, administrative, arbitration or other proceeding or governmental investigation known to Citizens or Citizens Bank pending or, to the knowledge of Citizens' and Citizens Bank's management, threatened or probable of assertion against Citizens or Citizens Bank. Except as set forth on Schedule I, no such proceeding or investigation, if decided adversely, would have a material adverse effect on either the financial condition, results of operations or business of Citizens on a consolidated basis. Except as set forth in Schedule I, Citizens and Citizens Bank have complied in all material respects with any laws, ordinances, requirements, regulations or orders applicable to its business except where noncompliance would not have a material adverse effect on either the financial condition, results of operations or business of Citizens on a consolidated basis. Citizens and Citizens Bank have all licenses, permits, orders or approvals (collectively, the "Permits") of any federal, state, local or foreign governmental or regulatory body that are necessary for the conduct of its business and the absence of which would have a material adverse effect on the financial condition, results of operations or business of Citizens on a consolidated basis; the Permits are in full force and effect; no violations are or have been recorded in respect of any Permits nor has Citizens or Citizens Bank received written notice of any violations which would have a material adverse effect on the financial condition, results of operations or business of Citizens on a consolidated basis; and no proceeding is pending or, to the knowledge of Citizens and Citizens Bank, threatened to revoke or limit any Permit. Except as set forth in Schedule I, neither Citizens nor Citizens Bank has entered into any agreements or written understandings with the Federal Reserve, the Maryland Department, the FDIC or any other regulatory agency having authority over it. Neither Citizens nor Citizens Bank is subject to any judgment, order, writ, injunction or decree which materially adversely affects, or might reasonably be expected materially adversely to affect either the financial condition, results of operations, or business of Citizens on a consolidated basis.

                             (m) Employee Benefit Plans.

                                     (1) Schedule F includes a correct and
                             complete list of, and Crestar has been furnished a true and correct copy of (or an accurate written description thereof in the case of oral agreements or arrangements) (A) all qualified pension and profit-sharing plans, all deferred compensation, consultant, severance, thrift, option, bonus and group insurance contracts and all other incentive, welfare and employee benefit plans, trust, annuity or other funding agreements, and all other agreements (including oral agreements) that are presently in effect, or have been approved prior to the date hereof, maintained for the benefit of employees or former employees of Citizens or Citizens Bank or the dependents or beneficiaries of any employee or former employee of Citizens or Citizens Bank, whether or not subject to ERISA (the "Employee Plans"), (B) the most recent actuarial and financial reports prepared or required to be prepared with respect to any Employee Plan and (C) the most recent annual reports filed with any governmental agency, the most recent favorable determination letter issued by the Internal Revenue Service, and any open requests for rulings or determination letters, that pertain to any such qualified Employee Plan. Schedule F identifies each Employee Plan that is intended to be qualified under Section 401(a) of the Code and each such plan is qualified.

                                     (2) Neither Citizens, Citizens Bank nor any
                             employee pension benefit plan (as defined in Section 3(2) of ERISA (a "Pension Plan")) maintained or previously maintained by it, has incurred or is expected to incur any material liability to the Pension Benefit Guaranty Corporation ("PBGC"), or to the Internal Revenue Service ("IRS") or to the Department of Labor with respect to any Pension Plan. There is not currently pending with the PBGC any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made.

                                     (3) Full payment has been made (or proper
                             accruals have been established) for all
                             contributions which are required or for which benefits have accrued, for periods prior to the Closing Date, as defined in Section 6.1 hereof, under the terms of each Employee Plan, ERISA, or a collective bargaining agreement, no accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code) whether or not waived, exists with respect to any Pension Plan (including any Pension Plan previously maintained by Citizens or Citizens Bank), and except as set forth on Schedule F, there is no "unfunded current liability" (as defined in Section 412 of the Code) with respect to any Pension Plan.

                                     (4) No Employee Plan is a "multiemployer
                             plan" (as defined in Section 3(37) of ERISA). Neither Citizens nor Citizens Bank has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as defined in Section 3(37) of ERISA). Neither Citizens nor Citizens Bank has participated in or agreed to participate in, a multiemployer plan (as defined in Section 3(37) of ERISA).

                                     (5) All Employee Plans that are "employee
                             benefit plans," as defined in Section 3(3) of ERISA, that are maintained by Citizens or Citizens Bank or previously maintained by Citizens or Citizens Bank comply and have been administered in compliance in all material respects with ERISA and all other applicable legal requirements, including the terms of such plans, collective bargaining agreements, annual reporting requirements of the IRS and the Department of Labor, and securities laws. Neither Citizens nor Citizens Bank has any material liability under any such plan that is not reflected in the Citizens Financial Statements or on Schedule F hereto.

                                     (6) Except as set forth on Schedule F, no
                             prohibited transaction has occurred with respect to any Employee Plan that is an "employee benefit plan" (as defined in Section 3(3) of ERISA) maintained by Citizens or Citizens Bank or previously maintained by Citizens or Citizens Bank that would result, directly or indirectly, in material liability under ERISA or in the imposition of a material excise tax under Section 4975 of the Code.

                                     (7) Schedule F identifies each Employee
                             Plan that is an "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) and which is funded. The funding under each such plan does not exceed the limitations under Section 419A(b) or 419A(c) of the Code. Neither Citizens nor Citizens Bank is subject to taxation on the income of any such plan or any such plan previously maintained by Citizens or Citizens Bank.

                                     (8) Schedule F identifies the method of
                             funding (including any individual accounting) for all post-retirement medical or life insurance benefits for the employees of Citizens and Citizens Bank. Schedule F also discloses the funded status of these Employee Plans.

                                     (9) Schedule F identifies each corporate
                             owned life insurance policy, including any key man insurance policy and policy insuring the life of any current or former director or employee of Citizens or Citizens Bank, and indicates for each such policy, the face amount of coverage, cash surrender value, if any, and annual premiums.

                                     (10) No trade or business is, or has ever
                             been, treated as a single employer with Citizens or Citizens Bank for employee benefit purposes under ERISA and the Code, other than a subsidiary identified on Schedule M.

                             (n) Insurance. All policies or binders of fire,
                  liability, product liability, workmen's compensation, vehicular and other insurance held by or on behalf of Citizens or Citizens Bank are described on Schedule J and are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities to the extent and in the manner customary for the industry and are deemed appropriate and sufficient by Citizens and Citizens Bank. Neither Citizens nor Citizens Bank is in default with respect to any provision contained in any such policy or binder and has not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. Neither Citizens nor Citizens Bank has received notice of cancellation or non-renewal of any such policy or binder. Neither Citizens nor Citizens Bank has knowledge of any inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts that might form the basis for termination of any such insurance. Neither Citizens nor Citizens Bank has knowledge of any state of facts or of the occurrence of any event that is reasonably likely to form the basis for any material claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above. Neither Citizens nor Citizens Bank has received notice from any of its insurance carriers that any insurance premiums will be materially increased in the future or that any such insurance coverage will not be available in the future on substantially the same terms as now in effect.

                             (o) Loan Portfolio. Each loan outstanding on the
                  books of Citizens and Citizens Bank is in all respects what it purports to be, was made in the ordinary course of business, was not known to be uncollectible at the time it was made, accrues interest (except for loans recorded on Citizens Bank's books as non-accrual) in accordance with the terms of the loan, and with respect to loans originated by Citizens Bank was made in accordance with Citizens Bank's standard loan policies as in effect at the time the loan was negotiated except for loans to facilitate the sale of OREO or loans with renegotiated terms and conditions. The records of Citizens Bank regarding all loans outstanding and OREO owned by Citizens Bank are accurate in all material respects, and the risk classifications for loans outstanding are, in the best judgment of the management of Citizens, appropriate. The allowance for loan losses, as reflected in the Citizens Financial Statements, has been established in accordance with generally accepted accounting principles. In the best judgment of the management of Citizens, such reserves are adequate as of the date hereof and will be adequate as of the Effective Time of the Holding Company Merger to absorb all known and anticipated loan losses in the loan portfolio of Citizens Bank. Except as identified on Schedule K, no loan in excess of $500,000 has been classified by examiners (regulatory or internal) as "Special Mention", "Substandard", "Doubtful", "Loss", or words of similar import. Except as disclosed on Schedule G, the OREO included in any nonperforming asset of Citizens Bank is recorded at the lower of cost or fair value less estimated costs to sell based on independent appraisals that comply with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and Uniform Standards of Professional Appraisal Practice. Except as identified on Schedule K, to the knowledge of the management of Citizens and Citizens Bank, each loan reflected as an asset on the Citizens Financial Statements is the legal, valid and binding obligation of the obligor and any guarantor, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity, and no defense, offset or counterclaim has been asserted with respect to any such loan, which if successful would have a material adverse effect on the financial condition, results of operation or business of Citizens on a consolidated basis.

                             (p) Absence of Changes. Except as identified on
                  Schedule L, since December 31, 1995, there has not been any material adverse change in the aggregate assets or liabilities, earnings or business of Citizens, other than changes resulting from or attributable to (i) changes since such date in laws or regulations, generally accepted accounting principles or interpretations of either thereof that affect the banking or savings and loan industries generally, (ii) changes since such date in the general level of interest rates, (iii) expenses since such date incurred in connection with the transactions contemplated by this Agreement, (iv) accruals and reserves by Citizens or Citizens Bank since such date pursuant to the terms of Section 4.8 hereof, or (v) any other accruals, reserves or expenses incurred by Citizens or Citizens Bank since such date and noted on Schedule

                  L. Since December 31, 1995, the business of Citizens has been conducted only in the ordinary course.

                             (q) Brokers and Finders. Neither Citizens, Citizens
                  Bank nor any of their officers, directors or employees have employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated herein except for the engagement of Keefe, Bruyette & Woods, whose fee for its engagement shall not exceed approximately $700,000.

                             (r) Subsidiaries; Partnerships and Joint Ventures.
                  Citizens' only subsidiaries, direct or indirect, other than Citizens Bank, are set forth in Schedule M. Such corporations are duly organized, validly existing and in good standing under the laws of their jurisdiction of incorporation and have all requisite corporate power and authority to own, lease and operate their properties and to carry on their business as now being conducted in all material respects. Citizens owns, directly or indirectly, all of the issued and outstanding common stock of its subsidiaries free and clear of any liens, claims, encumbrances, charges or rights of third parties of any kind whatsoever and is not a party to any joint venture agreement or partnership except as set forth in Schedule M.

                             (s) Reports. Since January 1, 1992 Citizens and
                  Citizens Bank (and any corporation merged into Citizens or Citizens Bank) have filed all material reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the FDIC,
                  (ii) the Maryland Department, (iii) the Office of the Comptroller of the Currency ("OCC"), (iv) the Virginia Bureau of Financial Institutions (the "Virginia Bureau"), (v) the SEC and (vi) any other governmental or regulatory authority or agency having jurisdiction over their operations. Each of such reports and documents, including the financial statements, exhibits and schedules thereto, filed with the SEC pursuant to the 1934 Act was in form and substance in compliance in all material respects with the 1934 Act. No such report or statement, or any amendments thereto, contains any statement which, at the time and in light of the circumstances under which it was made, was false or misleading with respect to any material fact necessary in order to make the statements contained therein not false or misleading. Citizens is a reporting company under Section 12(g) or 15(d) of the 1934 Act and the regulations of the SEC.

                             (t) Environmental Matters.  For purposes of this
                  subsection, the following terms shall have the indicated meaning:

                             "Environmental Law" means any federal, state or
                  local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term "Environmental Law" includes without limitation (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C.
                  Section 6901, et seq; the Clean Air Act, as amended, 42 U.S.C.
                  Section 7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11001, et seq; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq; and all comparable state and local laws, and (ii) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

                             "Hazardous Substance" means any substance presently
                  listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component. Hazardous Substances include without limitation petroleum or any derivative or by-product thereof, asbestos, radioactive material, and polychlorinated biphenyls.

                             "Loan Portfolio Properties and Other Properties
                  Owned" means those properties owned or operated by Citizens or Citizens Bank or any of their subsidiaries, provided, those properties serving as collateral for any loans made and retained by Citizens or Citizens Bank or for which Citizens or Citizens Bank serves in a trust relationship for the loans retained in portfolio shall be included within this definition only to the extent management of Citizens has actual knowledge of a violation of any Environmental Law with respect to any such property.

                             Except as disclosed in Schedule N, to the best knowledge of Citizens and Citizens Bank,

                                     (i) Neither Citizens nor Citizens Bank is
                             in violation of or liable under any Environmental Law;

                                     (ii) none of the Loan Portfolio Properties
                             and Other Properties Owned is in violation of or liable under any Environmental Law; and

                                     (iii) there are no actions, suits, demands,
                             notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law.

                             (u) Accounting; Tax; Regulatory Matters. Subject to
                  action taken by the Board of Directors of Citizens pursuant to or as a result of the exception clause to the first sentence of Section 4.4 hereof, Citizens has not taken or agreed to take any action or has any knowledge of any fact or circumstance that would prevent the Holding Company Merger from qualifying as a business combination accounted for as a pooling-of-interests, or prevent the Holding Company Combination (as defined in Section 5.1(e)) from qualifying as a reorganization within the meaning of Section 368 of the Code, or that would materially impede or delay receipt of any approval referred to in Section 4.6.

                             (v) Regulatory Approvals. Neither Citizens nor
                  Citizens Bank knows of any reason why the approvals, consents and waivers of governmental authorities referred to in Sections 5.1(f) and 5.2(e) hereof should not be obtained on a timely basis without the imposition of any condition of the type referred to in Section 5.1(f) hereof.

                             (w) Citizens Stock Buyback Program.  Citizens has
                  terminated its stock buyback program announced on August 8, 1996, and has no plans to commence a stock buyback program.

                             (x) Disclosure. Except to the extent of any
                  subsequent correction or supplement with respect thereto furnished prior to the date hereof, no written statement, certificate, schedule, list or other written information furnished by or on behalf of Citizens at any time to Crestar, in connection with this Agreement, when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. Each document delivered or to be delivered by Citizens to Crestar is or will be a true and complete copy of such document, unmodified except by another document delivered by Citizens.

                  3.2. Representations and Warranties of Crestar, Crestar Bank and Subsidiary. Crestar and Crestar Bank represent and warrant to Citizens and Citizens Bank as follows:

                             (a) Organization, Standing and Power. Crestar is a
                  corporation duly organized, validly existing and in good standing under the laws of Virginia and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Crestar has delivered to Citizens complete and correct copies of its Articles of Incorporation and all amendments thereto to the date hereof and its By-laws as amended to the date hereof.

                             Crestar Bank is a banking corporation duly
                  organized, validly existing and in good standing under the laws of Virginia and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. At the date of this Agreement, Crestar Bank has had no business operations. Crestar Bank has been formed to facilitate a conversion of Crestar Bank N.A. from a national banking association headquartered in the District of Columbia to a Virginia banking corporation, headquartered in Fairfax County, Virginia. After conversion of Crestar Bank N.A. into Crestar Bank, prior to the end of 1996 Crestar contemplates merging Crestar Bank (Virginia) and Crestar Bank MD into Crestar Bank DC. (Prior to that merger, Crestar Bank FSB will be merged into Crestar Bank MD.) It is anticipated that at the Effective Time of the Holding Company Merger, Crestar Bank will be the only banking subsidiary of Crestar and will carry on the business formerly conducted by Crestar Bank (Virginia), Crestar Bank N.A., Crestar Bank MD and Crestar Bank FSB.

                             (b) Capital Structure. (i) Crestar. The authorized
                  capital stock of Crestar consists of 100,000,000 shares of Common Stock, par value $5 and 2,000,000 shares of Preferred Stock, par value $100 of which 42,768,051 shares of Common Stock and no shares of Preferred Stock were issued and outstanding as of June 30, 1996. All of such issued and outstanding shares of Crestar Common Stock were validly issued, fully paid and nonassessable at such date.

                             (ii) Crestar Bank. The authorized capital stock of
                  Crestar Bank consists of 525,775 shares of common stock, $150 par value, of which no shares were issued and outstanding as of June 30, 1996. All shares of common stock of Crestar Bank, when issued, will be validly issued, fully paid and nonassessable. Once issued, Crestar will own all of the issued and outstanding capital stock of Crestar Bank free and clear of any liens, claims, encumbrances, charges or rights of third parties of any kind whatsoever.

                             (iii) Subsidiary. The authorized capital stock of
                  Subsidiary consists of 1,000 shares of common stock, $5.00 par value, of which 100 shares were issued and outstanding as of the date of this Agreement. All such issued and outstanding shares of common stock of Subsidiary were validly issued, fully paid and nonassessable. Crestar owns all of the issued and outstanding capital stock of Subsidiary free and clear of any liens, claims, encumbrances, charges or rights of third parties of any kind whatsoever. Subsidiary has been organized solely to facilitate the acquisition of Citizens, and since its organization on September 11, 1996 has had no business operations, Subsidiary will have no business operations prior to the Effective Time of the Holding Company Merger.

                             (c) Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Crestar; and this Agreement is a valid and binding obligation of Crestar, enforceable in accordance with its terms. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by Crestar with any of the provisions hereof will not (i) conflict with or result in a breach of any provision of its Articles of Incorporation or By-laws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Crestar is a party, or by which it or any of its properties or assets may be bound or
                  (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Crestar or any of its properties or assets. No consent or approval by any governmental authority, other than compliance with applicable federal and state securities and banking laws, the rules of the New York Stock Exchange and regulations of the Federal Reserve Board, the FDIC, the Maryland Department and the Virginia Bureau is required in connection with the execution and delivery by Crestar of this Agreement or the consummation by Crestar of the transactions contemplated hereby or by the Holding Company Plan of Merger.

                             The execution and delivery of this Agreement and
                  the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Crestar Bank, and this Agreement is a valid and binding obligation of Crestar Bank, enforceable in accordance with its terms. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by Crestar Bank with any of the provisions hereof will not (i) conflict with or result in a breach of any provision of its Articles of Incorporation or By-laws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Crestar Bank is a party, or by which it or any of its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Crestar Bank or any of its properties or assets. No consent or approval by any government authority, other than compliance with applicable federal and state securities and banking laws, and regulations of the Federal Reserve Board, the FDIC, the Maryland Department and the Virginia Bureau, is required in connection with the execution and delivery by Crestar Bank of this Agreement or the consummation by Crestar Bank of the transactions contemplated hereby.

                             (d) Financial Statements. Schedule O contains copies of the following consolidated financial statements of Crestar (the "Crestar Financial Statements"):

                                (i) Consolidated Balance Sheets as of December
                             31, 1995 and 1994 (audited) and as of June 30, 1996 and 1995 (unaudited);

                                (ii) Consolidated Income Statements for each of
                             the three years ended December 31, 1995, 1994, and 1993 (audited) and the six months ended June 30, 1996 and 1995 (unaudited);

                               (iii) Consolidated Statements of Changes in
                             Shareholders' Equity for each of the three years ended December 31, 1995, 1994 and 1993 (audited) and the three and six months ended June 30, 1996 and 1995 (unaudited); and

                                (iv) Consolidated Statements of Cash Flows for
                             each of the three years ended December 31, 1995, 1994 and 1993 (audited) and the six months ended June 30, 1996 and 1995 (unaudited).

                  Such consolidated financial statements and the notes thereto have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated unless otherwise noted in the Crestar Financial Statements. Each of such consolidated balance sheets, together with the notes thereto, presents fairly as of its date the financial condition and assets and liabilities of Crestar. The consolidated income statements, statements of changes in shareholders' equity and statements of cash flows, together with the notes thereto, present fairly the results of operations, shareholders' equity and cash flows of Crestar for the periods indicated in accordance with GAAP.

                             (e) Absence of Undisclosed Liabilities. At June 30,
                  1996 and December 31, 1995, Crestar and its consolidated subsidiaries had no material obligations or liabilities, (contingent or otherwise) of any nature which were not reflected in the Crestar Financial Statement as of such dates, or disclosed in the notes thereto, except for those which are disclosed in Schedules specifically referred to herein or which in the aggregate are immaterial.

                             (f) Absence of Changes. Since December 31, 1995
                  there has not been any material adverse change in the condition (financial or otherwise), aggregate assets or liabilities, earnings or business of Crestar, other than changes resulting from or attributable to (i) changes since such date in laws or regulations, generally accepted accounting principles or interpretations of either thereof that affect the banking or savings and loan industries generally, (ii) changes since such date in the general level of interest rates, and (iii) expenses since such date incurred in connection with the transactions contemplated by this Agreement. Since December 31, 1995 the business of Crestar has been conducted only in the ordinary course.

                             (g) Subsidiaries. Crestar's first-tier subsidiaries
                  are Crestar Bank (a Virginia banking corporation separate and distinct from Crestar Bank DC), Crestar Bank N.A., Crestar Bank MD, Crestar Bank FSB, Crestar Insurance Agency, Inc., and Crestar Securities Corporation. Such corporations are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation and have all requisite corporate power and authority to own, lease and operate their properties and to carry on their business as now being conducted in all material respects. As of the date hereof, Crestar, Crestar Bank and Crestar Securities Corporation (other than in a fiduciary capacity) do not own directly or indirectly, or have any rights to acquire, any shares of Citizens Common Stock.

                             (h) Reports. Since January 1, 1992, Crestar has
                  filed all material reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the OCC, (iv) the Virginia Bureau, (v) the Office of Thrift Suspension ("OTS"), (vi) the Maryland Department, (vii) the SEC and (viii) any other governmental or regulatory authority or agency having jurisdiction over their operations. Each of such reports and documents, including the financial statements, exhibits and schedules thereto, filed with the SEC pursuant to the 1934 Act was in form and substance in compliance with the 1934 Act. No such report or statement, or any amendments thereto, contains any statement which, at the time and in light of the circumstances under which it was made, was false or misleading with respect to any material fact necessary in order to make the statements contained therein not false or misleading.

                             (i) Tax Matters. Each of Crestar, Crestar Bank, and
                  all other corporations that are members of the same "affiliated group," as defined in Section 1504(a)(1) of the Code, as Crestar (collectively, the "Crestar Group") has filed or caused to be filed or (in the case of returns or reports not yet due) will file all tax returns and reports required to have been filed by or for it before the Effective Time of the Holding Company Merger. Each member of the Crestar Group has paid or made adequate provision for or (with respect to returns or reports not yet filed) before the Effective Time of the Holding Company Merger will pay or make adequate provision for all taxes, additions to tax, penalties, and interest for all periods covered by those returns or reports. The consolidated balance sheets contained in the Crestar Financial Statements fully and properly reflect, as of the dates thereof, the aggregate liabilities of the members of the Crestar Group for all accrued taxes, additions to tax, penalties and interest in accordance with GAAP. For periods ending after December 31, 1995, the books and records of each member of the Crestar Group fully and properly reflect its liability for all accrued taxes, additions to tax, penalties and interest in accordance with GAAP. Except as disclosed in Schedule P, no member of the Crestar Group has granted (nor is it subject to) any waiver of the period of limitations for the assessment of tax for any currently open taxable period, and no unpaid tax deficiency has been asserted in writing against or with respect to any member of the Crestar Group by any taxing authority.

                             (j) Property. Crestar and its subsidiaries own (or
                  enjoy use of under capital leases) all property reflected on the Crestar Financial Statements as of June 30, 1996 and December 31, 1995 as being owned by them (except property sold or otherwise disposed of in the ordinary course of business). All property shown as being owned is owned free and clear of mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except those referred to in such Crestar Financial Statements or the notes thereto, liens for current taxes not yet due and payable, any unfiled mechanic's liens and such encumbrances and imperfections of title, if any, as are not substantial in character or amount or otherwise would materially impair Crestar's consolidated business operations. The leases relating to leased property are fairly reflected in such Crestar Financial Statements.

                             All property and assets material to the business or
                  operations of Crestar and its subsidiaries are in substantially good operating condition and repair, and such property and assets are adequate for the business and operations of Crestar and its subsidiaries

                             (k) Agreements in Force and Effect. All material
                  contracts, agreements, plans, leases, policies and licenses of Crestar and its subsidiaries are valid and in full force and effect; and Crestar and its subsidiaries have not breached any material provision of, or are in default in any material respect under the terms of, any such contract, agreement, lease, policy or license, the effect of which breach or default would have a material adverse effect upon the financial condition, results of operations or business of Crestar and its subsidiaries taken as a whole.

                             (l) Legal Proceedings; Compliance with Laws. There
                  is no legal, administrative, arbitration or other proceeding or governmental investigation pending, or, to the knowledge of Crestar's management, threatened or probable of assertion which, if decided adversely, would have a material adverse effect on the financial condition, results of operations, business or prospects of Crestar on a consolidated basis. Crestar and its subsidiaries have complied with any laws, ordinances, requirements, regulations or orders applicable to their respective businesses, except where noncompliance would not have a material adverse effect on the financial condition, results of operations, business or prospects of Crestar on a consolidated basis. Crestar and its subsidiaries have all licenses, permits, orders or approvals of any federal, state, local or foreign governmental or regulatory body that are necessary for the conduct of the respective businesses of Crestar and its subsidiaries and the absence of which would have a material adverse effect on the financial condition, results of operations, business or prospects of Crestar on a consolidated basis; the Permits are in full force and effect; Crestar is not aware of any material violations that are or have been recorded in respect of any Permit nor has Crestar or its subsidiaries received notice of any violations; and no proceeding is pending or, to the knowledge of Crestar, threatened to revoke or limit any Permit. Neither Crestar nor its subsidiaries are subject to any judgment, order, writ, injunction or decree which materially adversely affects, or might reasonably be expected to materially adversely affect, the financial condition, results of operations, business or prospects of Crestar on a consolidated basis.

                             (m)  Employee Benefit Plans.

                                     (1) Neither Crestar nor any of its
                             subsidiaries, nor any employee benefit pension plan (as defined in Section 3(2) of ERISA (a "Pension Plan")) maintained by it, has incurred any material liability to the PBGC or to the Internal Revenue Service with respect to any Pension Plan, deferred compensation, consultant, severance, thrift, option, bonus and group insurance contract or any other incentive, welfare and employee benefit plan and agreement presently in effect, or approved prior to the date hereof, for the benefit of employees or former employees of Crestar and its subsidiaries or the dependents or beneficiaries of any employee or former employee of Crestar or any subsidiary (the "Crestar Employee Plans"). There is not currently pending with the PBGC any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made.

                                     (2) Full payment has been made (or proper
                             accruals have been established) of all
                             contributions which are required for periods prior to the Closing Date under the terms of each Crestar Employee Plan, ERISA, or a collective bargaining agreement, and no accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code) whether or not waived, exists with respect to any Pension Plan.

                                     (3) No Crestar Employee Plan is a
                             "multiemployer plan" (as defined in Section 3(37) of ERISA). Neither Crestar nor Crestar Bank has incurred any material liability under Section 4201 of ERISA for a complete or partial withdrawal from a multiemployer plan (as defined in Section 3(37) of ERISA). Neither Crestar nor Crestar Bank has participated in or agreed to participate in, a multiemployer plan (as defined in Section 3(37) of ERISA).

                                     (4) All "employee benefit plans," as
                             defined in Section 3(3) of ERISA, that are maintained by Crestar comply and have been administered in compliance in all material respects with ERISA and all other applicable legal requirements, including the terms of such plans, collective bargaining agreements and securities laws. Neither Crestar nor Crestar Bank has any material liability under any such plan that is not reflected in the Crestar Financial Statements.

                                     (5) No prohibited transaction has occurred
                             with respect to any "employee benefit plan" (as defined in Section 3(3) of ERISA) maintained by Crestar or Crestar Bank that would result, directly or indirectly, in material liability under ERISA or in the imposition of a material excise tax under
                             Section 4975 of the Code.

                             (n) Regulatory Approvals. Crestar knows of no
                  reason why the approvals, consents and waivers of governmental authorities referred to in Sections 5.1(f) and 5.2(e) hereof should not be obtained on a timely basis without the imposition of any condition of the type referred to in Section 5.1(f) hereof.

                             (o) Crestar Stock Buyback Program. Crestar has terminated its stock buyback program announced July 11, 1996 and has no plans to commence a stock buyback program.

                             (p) Disclosure. Except to the extent of any
                  subsequent correction or supplement with respect thereto furnished prior to the date hereof, no written statement, certificate, schedule, list or other written information furnished by or on behalf of Crestar at any time to Citizens, in connection with this Agreement when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. Each document delivered or to be delivered by Crestar to Citizens is or will be a true and complete copy of such document, unmodified except by another document delivered by Crestar.


                                   ARTICLE IV
                       Conduct and Transactions Prior to
                          Effective Time of the Merger

                  4.1. Access to Records and Properties of Crestar, Crestar Bank, Citizens and Citizens Bank; Confidentiality. Between the date of this Agreement and the Effective Time of the Holding Company Merger, Crestar on the one hand, and each of Citizens and Citizens Bank on the other, agree to give to the other reasonable access to all the premises and books and records (including tax returns filed and those in preparation) of it and its subsidiaries and to cause its officers to furnish the other with such financial and operating data and other information with respect to the business and properties as the other shall from time to time request for the purposes of verifying the representations and warranties set forth herein, preparing the Registration Statement (as defined in Section 4.2) and applicable regulatory filings (as set forth in Section 4.6), and preparing unaudited financial statements of Citizens as of a date prior to the Effective Time of the Holding Company Merger in order to facilitate Crestar's performance of its post-Closing Date financial reporting requirements, provided, however, that any such investigation shall be conducted in such manner as not to interfere unreasonably with the operation of the respective business of the other. Crestar and Citizens shall each maintain the confidentiality of all confidential information furnished to it by the other party hereto concerning the business, operations, and financial condition of the party furnishing such information, and shall not use any such information except in furtherance of the Holding Company Merger. If this Agreement is terminated, each party hereto shall promptly return all documents and copies of, and all workpapers containing, confidential information received from the other party hereto. The obligations of confidentiality under this Section 4.1 shall survive any such termination of this Agreement and shall remain in effect, except to the extent that (a) one party shall have directly or indirectly acquired the assets and business of the other party; (b) as to any particular confidential information with respect to one party, such information (i) shall become generally available to the public other than as a result of an unauthorized disclosure by the other party or (ii) was available to the other party on a nonconfidential basis prior to its disclosure by the first party; (c) disclosure by any party is required by subpoena or order of a court of competent jurisdiction or by order of a regulatory authority of competent jurisdiction; or
(d) disclosure is required by the SEC or federal or state bank regulatory authorities in connection with the transactions contemplated by this Agreement, provided that the disclosing party has, prior to such disclosure, advised the other party of the circumstances necessitating such disclosure and have reached mutually agreeable arrangements relating to such disclosure.

                  4.2. Registration Statement, Proxy Statement, Shareholder Approval. Citizens and Crestar will duly call and will hold meetings of their respective shareholders for the purpose of approving, in the case of Citizens, the Holding Company Merger and, in the case of Crestar, the issuance of Crestar Common Stock in the Holding Company Merger and will comply fully with the provisions of the 1933 Act and the 1934 Act and the rules and regulations of the SEC under such acts to the extent applicable, and their respective Articles of Incorporation and By-laws relating to the call and holding of meetings of shareholders for such purpose. Subject, in the case of Citizens, to action taken by its Board of Directors pursuant to or as a result of the exception clause to the first sentence of Section 4.4 hereof, the boards of directors of Citizens and Crestar will recommend to and actively encourage their respective shareholders that they vote in favor of, in the case of Citizens, the Holding Company Merger and, in the case of Crestar, the issuance of Crestar Common Stock in the Holding Company Merger. If, in the case of Crestar, the fairness opinion received from Morgan Stanley & Co. Incorporated on the date hereof, or in the case of Citizens, the fairness opinion received from Keefe, Bruyette & Woods on the date hereof is withdrawn, the board of directors of the party with respect to which such fairness opinion has been withdrawn may, in its discretion, submit the matters described in this Section 4.2 for shareholder approval without a recommendation from the board of directors. Crestar and Citizens will jointly prepare the joint proxy statement-prospectus to be used in connection with such meetings (the "Proxy Statement-Prospectus") and Crestar will prepare and file with the SEC a Registration Statement on Form S-4 (the "Registration Statement"), of which such Proxy Statement- Prospectus shall be a part, and will use its best efforts promptly to have the Registration Statement declared effective. In connection with the foregoing, Crestar will comply with the requirements of the 1933 Act, the 1934 Act, the rules and regulations of the SEC under such acts and the New York Stock Exchange with respect to the offering and sale of Crestar Common Stock in connection with the Holding Company Merger and with all applicable state Blue Sky and securities laws. The notices of such meetings and the Proxy Statement-Prospectus shall not be mailed to Crestar or Citizens shareholders until the Registration Statement shall have become effective under the 1933 Act. Citizens covenants that none of the information supplied by Citizens, and Crestar covenants that none of the information supplied by Crestar, in the Proxy Statement-Prospectus will, at the time of the mailing of the Proxy Statement-Prospectus to Crestar and Citizens shareholders, contain any untrue statement of a material fact nor will any such information omit any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading; and at all times subsequent to the time of the mailing of the Proxy Statement-Prospectus, up to and including the date of the meetings of Crestar and Citizens shareholders to which the Proxy Statement-Prospectus relates, none of such information in the Proxy Statement-Prospectus, as amended or supplemented, will contain an untrue statement of a material fact or omit any material fact required to be stated therein in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

                  Citizens, as the sole shareholder of Citizens Bank, and Crestar, as the sole shareholder of Crestar Bank, hereby approve this Agreement.

                  4.3. (a) Operation of the Business of Citizens and Citizens Bank. Citizens and Citizens Bank agree that from December 31, 1995 to the Effective Time of the Holding Company Merger, they have operated, and they will operate, their respective businesses substantially as presently operated and, only in the ordinary course and in general conformity with applicable laws and regulations, and, consistent with such operation, they will use their best efforts to preserve intact their present business organizations and relationships with persons having business dealings with them. Without limiting the generality of the foregoing, Citizens and Citizens Bank agree that they will not, without prior written notice to Crestar, and with respect to clauses (vi),
(vii), (xvii) and (xviii), with Crestar's prior written consent, and unless required by regulatory authorities, (i) make any change in the salaries, bonuses or title of any officer or any other employee, other than those permitted by current employment policies in the ordinary course of business, any of which changes shall be reported promptly to Crestar; (ii) RESERVED; (iii) enter into any bonus, incentive compensation, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment, severance or consulting agreement or increase benefits under existing plans and agreements; (iv) create or otherwise become liable with respect to any indebtedness for money borrowed or purchase money indebtedness except in the ordinary course of business; (v) amend its Articles of Incorporation or By-laws; (vi) issue or contract to issue any shares of Citizens capital stock or securities exchangeable for or convertible into capital stock except (y) shares of Citizens Common Stock issuable pursuant to Citizens Options outstanding as of June 30, 1996, pursuant to Citizens' 401(k), and (z) up to 3,012,000 shares of Citizens Common Stock pursuant to the Option Agreement;
(vii) purchase any shares of Citizens capital stock except 0 shares purchased under its stock buyback program and shares to be purchased for employee benefit and stock option plans pursuant to a systematic program in effect for at least two years; (viii) enter into or assume any material contract or obligation, except in the ordinary course of business; (ix) other than as provided in (a) below with respect to the work-out of nonperforming assets, waive, release, compromise or assign any right or claim involving $1,000,000 or more without compliance with Citizens Banks credit policies; (x) propose or take any other action which would make any representation or warranty in Section 3.1 hereof untrue; (xi) introduce any new products or services or change the rate of interest on any deposit instrument to above-market interest rates; (xii) make any change in policies respecting extensions of credit or loan charge-offs;
(xiii) change reserve requirement policies; (xiv) change securities portfolio policies; (xv) acquire a policy or enter into any new agreement, amendment or endorsement or make any changes relating to insurance coverage, including coverage for its directors and officers, which would result in an additional payment obligation of $200,000 or more; (xvi) propose or take any action with respect to the closing of any branches; (xvii) amend the terms of the Citizens Options or any other stock-based compensation plan for employees or directors; (xviii) amend the terms of the written severance or employment agreements identified in Schedule F; or (xix) make any change in any tax election or accounting method or system of internal accounting controls, except as may be appropriate to conform to any change in regulatory accounting requirements or generally accepted accounting principles.

                  Citizens and Citizens Bank further agree that, between the date of this Agreement and the Effective Time of the Holding Company Merger, they will consult and cooperate with Crestar regarding all actions described in the immediately preceding paragraph, and (a) loan portfolio management, including management and work-out of nonperforming assets, and credit review and approval procedures, including notice to Crestar's Credit Review Department Management of any new loans in excess of $1,000,000, and (b) securities portfolio and funds management, including management of interest rate risk.

                  (b) Conduct of the Business of Crestar. Crestar agrees that, except as expressly permitted by this Agreement or otherwise consented to in writing by Citizens, during the period from the date hereof to the Effective
Time:

                             (i) Crestar will and will cause each of its
                  subsidiaries to conduct their respective operations only in the ordinary course of business consistent with past practice and will use its best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, customers, clients and others having business relationships with them;

                             (ii) Crestar shall not, and shall not permit any of
                  its subsidiaries to, take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of Crestar or Citizens to obtain any necessary approvals, consents or waivers of any governmental entity required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement; and

                             (iii) Crestar will not issue any Crestar Common
                  Stock except (A) under existing stock option or employee or director benefit plans in accordance with past practice and
                  (B) in acquisitions accounted for as purchases where the stock to be issued is acquired from a third party in a manner consistent with pooling-of-interests accounting treatment for the Holding Company Merger.

                  4.4. No Solicitation. Unless and until this Agreement shall have been terminated pursuant to its terms, neither Citizens, Citizens Bank nor any of their executive officers, directors, representatives, agents or affiliates shall, directly or indirectly, encourage, solicit or initiate discussions or negotiations (with any person other than Crestar) concerning any merger, sale of substantial assets, tender offer, sale of shares of stock or similar transaction involving Citizens or Citizens Bank or disclose, directly or indirectly, any information not customarily disclosed to the public concerning Citizens or Citizens Bank, afford to any other person access to the properties, books or records of Citizens or Citizens Bank or otherwise assist any person preparing to make or who has made such an offer, or enter into any agreement with any third party providing for a business combination transaction, equity investment or sale of significant amount of assets, except in a situation in which a majority of the full Board of Directors of Citizens has determined in good faith, upon advice of counsel, that such Board has a fiduciary duty to consider and respond to a bona fide proposal by a third party (which proposal was not directly or indirectly solicited by Citizens or Citizens Bank or any of their officers, directors, representatives, agents or affiliates) and provides written notice of its intention to consider such proposal and the material terms thereof to Crestar at least five days before responding to the proposal. Citizens and Citizens Bank will promptly communicate to Crestar the terms of any proposal which it may receive in respect to any of the foregoing transactions.

                  4.5. Dividends. Citizens agrees that subsequent to June 30, 1996 and until the Effective Time of the Holding Company Merger, it will declare cash dividends consistent (in terms of amount and timing of record and payment dates) with its practice in effect in the second quarter of 1996. Citizens agrees not to pay a dividend for the first calendar quarter of 1997 unless the Closing Date is designated after the record date for payment of Crestar's first quarter dividend (which date is expected to be May 5, 1997), in which event Citizens may declare a dividend for the first quarter (whose amount shall comply with this Section 4.5) payable to Citizens shareholders of record at the Effective Time of the Holding Company Merger.

                  4.6. Regulatory Filings; Best Efforts. Crestar and Citizens shall jointly prepare all regulatory filings required to consummate the transactions contemplated by the Agreement and the Plan of Merger and submit the filings for approval with the Federal Reserve Board, the Maryland Department, the FDIC and the Virginia Bureau as soon as practicable after the date hereof. Crestar and Citizens shall use their best efforts to obtain approvals of such filings.

                  4.7. Public Announcements. Each party will consult with the other before issuing any press release or calling a news conference with respect to the Holding Company Merger and shall not issue any press release or call a news conference prior to such consultations and approval of the other party, which approval shall not be unreasonably withheld, except as may be required by law.

                  4.8. Operating Synergies; Conformance to Reserve Policies, Etc. Between the date hereof and the Effective Time of the Holding Company Merger, Citizens' and Citizens Bank's management will work with Crestar to achieve appropriate operating efficiencies following the Closing Date. Subject to Citizens' approval, which will not be unreasonably withheld, Crestar notification to Citizens Bank's customers and Crestar's direct contact with customers will commence following receipt of Federal Reserve Board approval but not earlier than 45 days prior to the Closing Date. At the request of Crestar and upon receipt by Citizens and Citizens Bank of written confirmation from Crestar and that there are no conditions to the obligations of Crestar under this Agreement set forth in Article V which they believe will not be fulfilled so as to permit them to consummate the Holding Company Merger and the other transactions contemplated hereby, not earlier than three days prior to the Effective Time of the Holding Company Merger Citizens shall establish such additional accruals, reserves and charge-offs, through appropriate entries in its accounting books and records, provided such adjustments are in accordance with GAAP and applicable law and regulation as may be necessary to conform Citizens' accounting and credit loss reserve practices and methods to those of Crestar Bank (as such practices and methods are to be applied from and after the Effective Time of the Holding Company Merger) and to Crestar Bank's plans with respect to the conduct of the business of Citizens and Citizens Bank following the Transaction, prior and the costs and expenses relating to the consummation by Citizens and Citizens Bank of the Holding Company Merger and the other transactions contemplated hereby. Any such accruals, reserves and charge-offs shall not be deemed to cause any representation and warranty of Citizens and Citizens Bank to be untrue or inaccurate as of the Effective Time of the Holding Company Merger.

                  At the same time that the accruals referred to in the immediately preceding paragraph are established, Citizens and Citizens Bank will convey any OREO properties that are titled in its name to a Citizens subsidiary to be identified by Crestar.

                  4.9. Crestar Rights Agreement. Crestar agrees that any rights issued pursuant to the Rights Agreement adopted by it in 1989 shall be issued with respect to each share of Crestar Common Stock issued pursuant to the terms hereof and the Holding Company Plan of Merger, regardless whether there has occurred a Distribution Date under the terms of such Rights Agreement prior to the occurrence of the Effective Time of the Holding Company Merger.

                  4.10. Agreement as to Efforts to Consummate. Subject to action taken by the Board of Directors of Citizens pursuant to or as a result of the exception clause to the first sentence of Section 4.4 hereof and to the other terms and conditions of this Agreement, each of Crestar and Citizens agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using reasonable effort to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated herein. Each of Crestar and Citizens shall use its best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement.

                  4.11. Adverse Changes in Condition. Crestar and Citizens each agrees to give written notice promptly to the other concerning any event or circumstance which would cause or constitute a breach of any of the representations, warranties or covenants of such party contained herein. Each of Crestar and Citizens shall use its best efforts to prevent or promptly to remedy the same.

                  4.12. NYSE Listing. Crestar will file with the New York Stock Exchange a Supplemental Listing Application for the shares of Crestar Common Stock to be issued in the Holding Company Merger and have such shares approved for listing on the New York Stock Exchange prior to the Effective Time of the Merger.

                  4.13. Updating of Schedules. Citizens shall notify Crestar, and Crestar shall notify Citizens, of any changes, additions or events which may cause any change in or addition to any Schedules delivered by it under this Agreement, promptly after the occurrence of same and at the Closing Date by delivery of updates of all Schedules, including future quarterly and annual Citizens and Crestar financial statements. No notification made pursuant to this
Section 4.13 shall be deemed to cure any breach of any representation or warranty made in this Agreement or any Schedule unless Crestar or Citizens, as the case may be, specifically agree thereto in writing, nor shall any such notification be considered to constitute or give rise to a waiver by Citizens or Citizens Bank on the one hand, or Crestar or Crestar Bank on the other hand, of any condition set forth in this Agreement.

                  4.14. Transactions in Crestar Common Stock. Other than the issuance or acquisition of Crestar Common Stock pursuant to Crestar employee benefit plans, or the purchase or sale of Crestar Common Stock by Crestar Bank in its capacity as trustee under Crestar employee benefit plans or in any other fiduciary capacity in which it is directed to sell or purchase Crestar Common Stock, none of Crestar, Crestar Bank, Citizens or Citizens Bank will, directly or indirectly, purchase, publicly sell or publicly acquire any shares of Crestar Common Stock on any trading day when the Average Closing Price of Crestar Common Stock is being calculated as provided in Section 7.1(h).


                                   ARTICLE V
                              Conditions of Merger

                  5.1. Conditions of Obligations of Crestar and Crestar Bank. The obligations of Crestar and Crestar Bank to perform this Agreement are subject to the satisfaction at or prior to the Effective Time of the Merger of the following conditions unless waived by Crestar and Crestar Bank.

                             (a) Representations and Warranties; Performance of
                  Obligations. The representations and warranties of Citizens and Citizens Bank set forth in Section 3.l hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time of the Holding Company Merger as though made on and as of the Effective Time of the Holding Company Merger (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date); Citizens and Citizens Bank shall have in all material respects performed all obligations required to be performed by them and satisfied all conditions required to be satisfied by them under this Agreement prior to the Effective Time of the Merger; and Crestar and Crestar Bank shall have received a certificate signed by the Chief Executive Officer and by the Chief Financial Officer of Citizens and Citizens Bank, which may be to their best knowledge after due inquiry, to such effects.

                             (b) Authorization of Transaction. All action
                  necessary to authorize the execution, delivery and performance of this Agreement by Citizens and Citizens Bank and the consummation of the transactions contemplated herein (including the shareholder action referred to in Section 4.2) shall have been duly and validly taken by the Boards of Directors of Citizens and Citizens Bank and by the shareholders of Citizens and Citizens shall have full power and right to acquire Subsidiary by merger on the terms provided herein.

                             (c) Opinion of Counsel. Crestar and Crestar Bank
                  shall have received an opinion of Semmes, Bowen & Semmes, counsel to Citizens and Citizens Bank, dated the Closing Date and satisfactory in form and substance to counsel to Crestar and Crestar Bank, in the form attached hereto as Exhibit B.

                             (d) The Registration Statement. The Registration
                  Statement shall be effective under the 1933 Act and Crestar shall have received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to offer and issue the Crestar Common Stock in connection with the Holding Company Merger, and neither the Registration Statement nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the SEC or any state securities authority.

                             (e) Tax Opinion. Crestar shall have received, in
                  form and substance satisfactory to it, an opinion of Hunton & Williams to the effect that, for federal income tax purposes, the Holding Company Merger and the subsequent merger of Citizens into Crestar (collectively, the "Holding Company Combination") will qualify as a "reorganization" under Section 368(a) of the Code, and no taxable gain will be recognized by Crestar, Subsidiary or Citizens in the Holding Company Combination (i) upon the transfer of Citizens' assets to Crestar in exchange for Crestar Common Stock and the assumption of Citizens' liabilities or (ii) upon the distribution of Crestar Common Stock to Citizens' shareholders.

                             (f) Regulatory Approvals. All required approvals
                  from federal and state regulatory authorities having jurisdiction to permit Crestar and Crestar Bank to consummate the Holding Company Merger and to issue Crestar Common Stock to Citizens shareholders shall have been received and shall have contained no conditions deemed in good faith to be materially disadvantageous by Crestar.

                             (g) Affiliate Letters. Within 60 days of the date
                  hereof, each shareholder of Citizens who is a Citizens Affiliate shall have executed and delivered a commitment and undertaking in the form of Exhibit D to the effect that (1) beginning 30 days prior to the Effective Date of the Holding Company Merger, that he will not sell, pledge, transfer or otherwise dispose of shares of Citizens Common Stock or Crestar Common Stock until such times as financial results covering at least 30 days of combined operations of Crestar and Citizens have been published within the meaning of Section
                  201.01 of the SEC's Codification of Financial Reporting Policies, and in furtherance of this undertaking, shares of Crestar Common Stock issued to Affiliates in exchange for shares of Citizens Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of Crestar and Citizens have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such Affiliate has provided the written letter agreement referred to in this Section 5.1(g) (and Crestar shall be entitled to place restrictive legends upon certificates of shares of Crestar Common Stock issued to Affiliates of Citizens to enforce the provisions of this
                  Section 5.1(g)), (2) such shareholder will dispose of the shares of Crestar Common Stock received by him in connection with the Holding Company Merger only in accordance with the provisions of paragraph (d) of Rule 145 under the 1933 Act;
                  (3) such shareholder will not dispose of any of such shares until Crestar has received, at its expense, an opinion of counsel acceptable to it that such proposed disposition will not violate the provisions of paragraph (d) of Rule 145 and any applicable securities laws which opinion shall be rendered promptly following counsel's receipt of such shareholder's written notice of its intent to sell shares of Crestar Common Stock; and (4) the certificates representing said shares may bear a legend referring to the foregoing restrictions.

                             (h) Title Matters.  Crestar shall have received
                  evidence reasonably satisfactory to it as to the accuracy of the representations made by Citizens and Citizens Bank with respect to branch real estate in Section 3.1(i).

                             (i) NYSE Listing. Shares of Crestar Common Stock to
                  be issued in the Holding Company Merger shall have been approved for listing, upon notice of issuance, on the New York Stock Exchange.

                             (j) Citizens Rights Plan.  Citizens shall have
                  taken all action necessary to exempt the Holding Company Merger from the operation of its Shareholder Rights Plan.

                             (k) Accounting Treatment. Crestar shall have
                  received a letter in form and substance satisfactory to Crestar dated the Effective Date of the Holding Company Merger from KPMG Peat Marwick LLP to the effect that the Holding Company Merger can be accounted for as a pooling of interests.

                             (l) Crestar Shareholder Approval. The holders of the requisite majority of Crestar Common Stock shall have approved the Holding Company Merger.

                             (m) Acceptance by Crestar and Crestar Bank Counsel.
                  The form and substance of all legal matters contemplated hereby and of all papers delivered hereunder shall be reasonably acceptable to counsel for Crestar and Crestar Bank.

                  5.2. Conditions of Obligations of Citizens and Citizens Bank. The obligations of Citizens and Citizens Bank to perform this Agreement are subject to the satisfaction at or prior to the Effective Time of the Holding Company Merger of the following conditions unless waived by Citizens and Citizens Bank:

                             (a) Representations and Warranties; Performance of
                  Obligations. The representations and warranties of Crestar and Crestar Bank set forth in Section 3.2 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time of the Holding Company Merger as though made on and as of the Effective Time of the Holding Company Merger (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date); Crestar and Crestar Bank shall have in all material respects performed all obligations required to be performed by them and satisfied all conditions required to be satisfied by them under this Agreement prior to the Effective Time of the Holding Company Merger; and Citizens and Citizens Bank shall have received a certificate signed by the Chief Executive Officer and by the Chief Financial Officer of Crestar and Crestar Bank, which may be to their best knowledge after due inquiry, to such effects.

                             (b) Authorization of Transaction. All action
                  necessary to authorize the execution, delivery and performance of this Agreement by Crestar and Crestar Bank and the consummation of the transactions contemplated herein (including the shareholders' action referred to in Section 4.2) shall have been duly and validly taken by the Boards of Directors of Crestar and Crestar Bank and by the shareholders of Crestar, and Subsidiary shall have full power and right to merge into Citizens on the terms provided herein.

                             (c) Opinion of Counsel. Citizens and Citizens Bank
                  shall have received an opinion of Hunton & Williams, counsel to Crestar and Crestar Bank, dated the Closing Date and satisfactory in form and substance to counsel to Citizens and Citizens Bank, in the form attached hereto as Exhibit C.

                             (d) The Registration Statement. The Registration Statement shall be effective under the 1933 Act and Crestar shall have received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to offer and issue the Crestar Common Stock in connection with the Holding Company Merger, and neither the Registration Statement nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the SEC or any state securities authority.

                             (e) Regulatory Approvals. All required approvals
                  from federal and state regulatory authorities having jurisdiction to permit Citizens to consummate the Holding Company Merger and to permit Crestar to issue Crestar Common Stock to Citizens shareholders shall have been received.

                             (f) Tax Opinion. Citizens shall have received, in
                  form and substance satisfactory to it, an opinion of Semmes, Bowen & Semmes to the effect that, for federal income tax purposes, the Holding Company Combination will qualify as a "reorganization" under Section 368(a) of the Code; no taxable gain will be recognized by a Citizens shareholder on the exchange by such shareholder of shares of Citizens Common Stock solely for shares of Crestar Common Stock (including any fractional share interest) in the Holding Company Merger; a Citizens shareholder's basis in Crestar Common Stock (including any fractional share interest) received in the Holding Company Merger will be the same as the shareholder's basis in the Citizens Common Stock surrendered in exchange therefor; the holding period of such Crestar Common Stock (including any fractional share interest) for a Citizens shareholder will include the holding period of the Citizens Common Stock surrendered in exchange therefor if such Citizens Common Stock is held as a capital asset by the shareholder at the Effective Time of the Holding Company Merger; and a Citizens common shareholder who receives cash in lieu of a fractional share of Crestar Common Stock will recognize gain or loss equal to any difference between the amount of cash received and the shareholder's basis in the fractional share interest.

                             (g) NYSE Listing. Shares of Crestar Common Stock to
                  be issued in the Holding Company Merger shall have been approved for listing, upon notice of issuance, on the New York Stock Exchange.

                             (h) Citizens Shareholder Approval. The holders of the requisite majority of Citizens Common Stock shall have approved the Holding Company Merger.

                             (i) Acceptance by Citizens' Counsel. The form and substance of all legal matters contemplated hereby and of all papers delivered hereunder shall be acceptable to counsel for Citizens.


                                   ARTICLE VI
                          Closing Date; Effective Time

                  6.1. Closing Date. Unless another date or place is agreed to in writing by the parties, the closing of the transactions contemplated in this Agreement shall take place at the offices of Hunton & Williams, 951 East Byrd Street, Richmond, Virginia 23219, at 10:00 o'clock A.M., local time, on such date as Crestar shall designate to Citizens at least 10 days prior to the designated Closing Date and as reasonably acceptable to Citizens; provided, that the date so designated shall not be earlier than 30 days after Federal Reserve Board approval, and shall not be later than 60 days after such approval and, in no event, shall be later than June 30, 1997 (the "Closing Date"). The parties agree to use their best efforts to make the Merger effective on or before April 1, 1997.

                  6.2. Filings at Closing. Subject to the provisions of Article V, at the Closing Date, Crestar shall cause Articles of Merger relating to the Holding Company Plan of Merger to be filed in accordance with the MGCL, the rules and regulations of the Maryland Department and the Virginia Bureau, and each of Crestar and Citizens shall take any and all lawful actions to cause the Holding Company Merger to become effective.

                  6.3. Effective Time. Subject to the terms and conditions set forth herein, including receipt of all required regulatory approvals, the Holding Company Merger shall become effective at the time Articles of Merger filed with the [Maryland Secretary of State] are made effective (the "Effective Time of the Holding Company Merger").


                                  ARTICLE VII
                   Termination; Survival of Representations,
                 Warranties and Covenants; Waiver and Amendment

                  7.1. Termination. This Agreement shall be terminated, and the Transaction abandoned, if the shareholders of Crestar or Citizens shall not have given the approval required by Section 4.2. Notwithstanding such approval by such shareholders, this Agreement may be terminated at any time prior to the Effective Time of the Holding Company Merger, by:

                             (a) The mutual consent of Crestar and Citizens, as expressed by their respective Boards of Directors;

                             (b) Either Crestar on the one hand or Citizens on
                  the other hand, as expressed by their respective Boards of Directors, if the Holding Company Merger has not occurred by June 30, 1997, provided that the failure of the Holding Company Merger to so occur shall not be due to a willful breach of any representation, warranty, covenant or agreement by the party seeking to terminate this Agreement;

                             (c) By Crestar in writing authorized by its Board
                  of Directors if Citizens or Citizens Bank has, or by Citizens in writing authorized by its Board of Directors, if Crestar or Crestar Bank has, in any material respect, breached (i) any covenant or agreement contained herein, or (ii) any representation or warranty contained herein, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date; provided that it is understood and agreed that either party may terminate this Agreement on the basis of any such material breach of any representation or warranty which is not cured within 30 days of written notice thereof contained herein notwithstanding any qualification therein relating to the knowledge of the other party;

                             (d) Either Crestar on the one hand or Citizens on
                  the other hand, as expressed by their respective Boards of Directors, in the event that any of the conditions precedent to the obligations of such parties to consummate the Holding Company Merger have not been satisfied or fulfilled or waived by the party entitled to so waive on or before the Closing Date, provided that no party shall be entitled to terminate this Agreement pursuant to this subparagraph (d) if the condition precedent or conditions precedent which provide the basis for termination can reasonably be and are satisfied within a reasonable period of time, in which case, the Closing Date shall be appropriately postponed;

                             (e) Citizens, if the Board of Directors of Citizens
                  shall have determined in its sole discretion, exercised in good faith, that the Holding Company Merger has become inadvisable or impracticable by reason of (A) the institution of any litigation, proceeding or investigation (including under federal antitrust laws) to restrain or prohibit the consummation of the Transaction or to obtain other relief in connection with this Agreement, or (B) commencement of a competing offer for Citizens Common Stock which is significantly better than Crestar's offer, and which Crestar has certified to Citizens, in writing, it is unwilling to meet;

                             (f) Crestar, if the Board of Directors of Crestar
                  shall have determined in its sole discretion, exercised in good faith, that the Holding Company Merger, has become inadvisable or impracticable by reason of (A) the institution of any litigation, proceeding or investigation (including under federal antitrust laws) to restrain or prohibit the consummation of the Transaction or to obtain other relief in connection with this Agreement or (B) public commencement of a competing offer for Citizens Common Stock which is significantly better than Crestar's offer, and which Crestar certifies to Citizens, in writing, it is unwilling to meet;

                             (g) Crestar or Citizens, if the Federal Reserve
                  Board, the Maryland Department, the FDIC or the Virginia Bureau deny approval of the Transaction and the time period for all appeals or requests for reconsideration has run;

                             (h) Citizens, by action of its Board of Directors,
                  at any time during the five-day period prior to the fifth day prior to the Closing Date, if the Average Closing Price as defined below of Crestar Common Stock shall be $48.00 or less, provided, however, that during the five-day period following the provision by Citizens of written notice of termination to Crestar pursuant to this Section 7.1(h) Crestar shall have the option of postponing the Closing Date for 15 trading days, during the first 10 trading days of which a new Average Closing Price of Crestar Common Stock shall be determined based on the closing sales price of Crestar Common Stock as reported on the consolidated tape on the New York Stock Exchange for each of such 10 trading days (the "Adjusted Average Closing Price"). If the Adjusted Average Closing Price is more than $48.00, no termination shall be deemed to have occurred pursuant to this Section 7.1(h) and this Agreement shall remain in full force and effect in accordance with its terms. If the Adjusted Average Closing Price is $48.00 or less, Crestar shall have the option of increasing the consideration to be received by holders of Citizens Common Stock hereunder by adjusting the Exchange Ratio to equal a number equal to the quotient obtained by dividing $40.08 by the Adjusted Average Closing Price, in which case Crestar shall give prompt written notice to Citizens of such election and the revised Exchange Ratio and no termination shall be deemed to have occurred pursuant to this Section 7.1(h) and this Agreement shall remain in full force and effect in accordance with its terms (except as the Exchange Ratio shall have been so modified and any references herein to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 7.1(h)). In no event shall the modified Exchange Ratio be less than 0.835 shares of Crestar Common Stock for each share of Citizens Common Stock.

                             For purposes of this Section 7.1(h), the "Average
                  Closing Price" shall be the average of the closing sales price of Crestar Common Stock as reported on the consolidated tape on the New York Stock Exchange for each of the 10 trading days ending on the 10th day prior to the Closing Date established pursuant to Section 6.1 of this Agreement.

                  7.2. Effect of Termination. In the event of the termination and abandonment of this Agreement and the Holding Company Merger pursuant to
Section 7.1, this Agreement, other than the provisions of Sections 4.1 (last three sentences) and 9.1, shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, provided that nothing contained in this Section 7.2 shall relieve any party from liability for any willful breach of this Agreement.

                  7.3. Survival of Representations, Warranties and Covenants. The respective representations and warranties, obligations, covenants and agreements (except for those contained in Sections 1.2, 1.3, 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 4.1 (last three sentences), 8.1, 8.2, 8.3, 8.4, 8.5, 8.6, 8.7, 8.8 and
9.1, which shall survive the effectiveness of the Holding Company Merger) of Crestar, Crestar Bank, Citizens and Citizens Bank contained herein shall expire with, and be terminated and extinguished by, the effectiveness of the Holding Company and shall not survive the Effective Time of the Holding Company Merger.

                  7.4. Waiver and Amendment. Any term or provision of this Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof and this Agreement may be amended or supplemented by written instructions duly executed by all parties hereto at any time, whether before or after the meeting of Crestar's or Citizens' shareholders referred to in Section 4.2 hereof, excepting statutory requirements and requisite approvals of shareholders and regulatory authorities, provided that any such amendment or waiver executed after shareholders of Crestar or Citizens have approved this Agreement and the Holding Company Plan of Merger shall not modify either the amount or form of the consideration to be received by such Citizens shareholders for their shares of Citizens Common Stock or otherwise materially adversely affect such shareholders without their approval.


                                  ARTICLE VIII
                              Additional Covenants

                  8.1. Indemnification of Citizens Officers and Directors; Liability Insurance. After the Effective Time of the Holding Company Merger, Crestar acknowledges its obligation to provide, and agrees to provide, indemnification to the directors, employees and officers of Citizens and Citizens Bank and the subsidiaries thereof for events occurring prior to or subsequent to the Effective Time of the Holding Company Merger as if they had been directors, employees or officers of Crestar prior to the Effective Time of the Holding Company Merger, to the extent permitted under the Virginia State Corporation Act and the Articles of Incorporation and Bylaws of Crestar as in effect as of the date of this Agreement. Such indemnification shall continue for six years after the Effective Time of the Holding Company Merger, provided that any right to indemnification in respect of any claim asserted or made within such six year period shall continue until final disposition of such claim. Crestar will provide officers and directors liability insurance coverage to all Citizens and Citizens Bank and subsidiaries thereof directors and officers, whether or not they become part of the Crestar organization after the Effective Time of the Holding Company Merger, to the same extent it is provided to Crestar's officers and directors, provided that coverage will not extend to acts as to which a claim has been made prior to the Effective Time of the Holding Company Merger. The right to indemnification and insurance provided in this
Section 8.1 is intended to be for the benefit of directors, employees and officers of Citizens and Citizens Bank and the subsidiaries thereof and as such may be personally enforced by them at law or in equity.

                  8.2. Employee Matters. Employment and Severance Agreements. Crestar will honor the terms of the employment and severance agreements with Jeffrey R. Springer, Richard C. Bandiere, Raymond L. Gazelle, Jr. and Gary N. Geisel described on Schedule F.

                  8.3. Employee Benefit Matters. (a) Transferred Employees. All employees of Citizens or Citizens Bank (including subsidiaries) immediately prior to the Effective Time of the Merger who are employed by Crestar, Crestar Bank or another Crestar subsidiary immediately following the Effective Time of the Merger ("Transferred Employees") will be covered by Crestar's employee benefit plans as to which they are eligible based on their length of service, compensation, location, job classification, and position, including, where applicable, any incentive compensation plan. Notwithstanding the foregoing, Crestar may determine to continue any of the Citizens or Citizens Bank benefit plans for Transferred Employees in lieu of offering participation in Crestar's benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any of the Citizens or Citizens Bank benefit plans, or to merge any such benefit plans with Crestar's benefit plans. Except as specifically provided in this Section 8.3 and as otherwise prohibited by law, Transferred Employees' service with Citizens or Citizens Bank which is recognized by the applicable benefit plan of Citizens or Citizens Bank at the Effective Time of the Holding Company Merger shall be recognized as service with Crestar for purposes of eligibility to participate and vesting, if applicable (but not for purposes of benefit accrual) under the corresponding Crestar benefit plan, if any, subject to applicable break-in-service rules.

                             (b) Health Plans. Crestar agrees that any
                  pre-existing condition, limitation or exclusion in its health plans shall not apply to Transferred Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by Citizens or Citizens Bank on the date of the Holding Company Merger and who then change that coverage to Crestar's medical or hospitalization indemnity health plan at the time such Transferred Employees are first given the option to enroll in Crestar's health plans.

                             (c) Citizens 401(k) Plan. Crestar agrees that
                  immediately following the Merger, all participants who then have accounts in the 401(k) plan maintained by Citizens or Citizens Bank (the "401(k) Plan") shall be fully vested in their account balances. Crestar, at its election, may continue the 401(k) Plan for the benefit of Transferred Employees (as such plan may be amended as of the Effective Time of the Holding Company Merger to provide current contributions and eligibility provisions identical to those under the Crestar Employees' Thrift and Profit Sharing Plan (the "Thrift Plan")), may merge the 401(k) Plan into the Thrift Plan or any other defined contribution plan maintained by Crestar, or may cease additional benefit accruals under and contributions to the 401(k) Plan and continue to hold the assets of such Plan until they are distributable in accordance with its terms. In the event of a merger of the 401(k) Plan into the Thrift Plan or a cessation of accruals and contributions under the 401(k) Plan, the Thrift Plan will recognize for purposes of eligibility to participate, early retirement, and eligibility for vesting, all Transferred Employees' service which is recognized under the 401(k) Plan, subject to applicable break-in-service rules.

                             (d) Crestar Retirement Plan. The Retirement Plan
                  for Employees of Crestar Financial Corporation and Affiliated Corporations ("Crestar's Retirement Plan") will recognize for purposes of eligibility to participate, vesting and eligibility for early retirement, but not for benefit accrual purposes, all Transferred Employees' service which is recognized under the qualified employees' defined benefit pension plan of Citizens (the "Citizens Pension Plan"), subject to applicable break- in-service rules. Crestar, at its option, may continue the Citizens Pension Plan as a frozen plan or may terminate the Citizens Pension Plan and pay out or annuitize benefits, or may merge the Citizens Pension Plan into Crestar's Retirement Plan. If the Citizens Pension Plan is terminated or if benefit accruals are suspended, or if the Citizens Pension Plan is merged into Crestar's Retirement Plan, each Transferred Employee who becomes a participant in Crestar's Retirement Plan will begin to accrue benefits under Crestar's Retirement Plan on and after the date of such termination, suspension or merger in accordance with the terms of Crestar's Retirement Plan.

                             (e) Cooperation. Citizens and Citizens Bank agree
                  to cooperate with Crestar in implementing any decision made by Crestar under this Section 8.3 with respect to employee benefit plans and to provide to Crestar on or before the Effective Time of the Holding Company Merger a schedule of service credit for prospective Transferred Employees.

                  8.4. Crestar Bank/GWR or Maryland Advisory Board of Directors. Crestar Bank will offer five to eight members of the Citizens board of directors a position on Crestar Bank's GWR or Maryland Advisory Board. Members who agree to serve on the GWR Advisory Board will be paid on the usual terms and conditions that Crestar Bank pays members of its GWR or Maryland advisory board, and will be subject to other generally applied conditions, including age eligibility. Crestar, Citizens and Citizens Bank will cooperate in identifying the members of the GWR or Maryland Advisory Board.

                  8.5. Stock Options. Holders of outstanding Citizens Options shall (a) exercise the Citizens Options for Citizens Common Stock prior to the Closing Date (if such options are by their terms then exercisable) and convert such Common Stock held as of the Effective Time of the Holding Company Merger into Crestar Common Stock or (b) have the Citizens Options converted into options to purchase Crestar Common Stock as set forth in Section 2.2(e) hereof. Citizens agrees not to amend any option agreement to extend the 36 month period following termination of employment during which Citizens Options may be exercised, or, except with the consent of Crestar, to otherwise amend the terms of any outstanding option agreement.

                  8.6. Crestar Board of Directors. Following the Effective Time of the Holding Company Merger, Crestar agrees to increase the number of members of Crestar's and Crestar Bank's Board of Directors by two and to appoint Alfred
H. Smith, Jr. and Jeffrey R. Springer to fill the resulting vacancies.

                  8.7. Further Action Respecting Structure. Immediately following the Holding Company Merger, Crestar expects to merge Citizens into Crestar pursuant to provisions of Maryland and Virginia law. Citizens' Board of Directors, which shall be the board of directors of the Surviving Corporation until such merger is made effective, agree to approve and adopt all plans of merger and to take any other action necessary to accomplish the Citizens/ Crestar merger.

                  Crestar may merge Citizens Bank into Crestar Bank immediately following the Holding Company Merger and the Crestar/ Citizens merger, or it may determine to delay such merger depending on the outcome of certain federal bank regulatory initiatives currently underway. The directors of Citizens Bank agree to adopt any such plans of merger and to take any such further action as may be necessary to accomplish the merger of Citizens Bank into Crestar Bank at such time as Crestar elects to effect such merger.

                  8.8. Branch Closing Law. Citizens and Citizens Bank agree to cooperate with Crestar in achieving compliance with the Federal Branch Closing Law.

                                   ARTICLE IX
                                 Miscellaneous

                  9.1. Expenses. Each party hereto shall bear and pay the costs and expenses incurred by it relating to the transactions contemplated hereby.

                  9.2. Entire Agreement. This Agreement contains the entire agreement among Crestar, Crestar Bank, Subsidiary, Citizens and Citizens Bank with respect to the Holding Company Merger and the related transactions and supersedes all prior agreements, arrangements or understandings with respect thereto.

                  9.3. Descriptive Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provisions of this Agreement.

                  9.4. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

                         If to Crestar or Crestar Bank:

                                Crestar Financial Corporation
                                P. O. Box 26665
                                919 East Main Street
                                Richmond, Virginia 23261-6665
                                Attention:  John C. Clark III
                                               Corporate Senior Vice President,
                                               Secretary and General Counsel

                             Copy to:

                                Lathan M. Ewers, Jr.
                                Hunton & Williams
                                951 East Byrd Street
                                Richmond, Virginia  23219

                             If to Citizens or Citizens Bank:

                                Citizens Bancorp Inc.
                                14401 Sweitzer Lane
                                Laurel, Maryland  20707
                                Attention:  Jeffrey R. Springer
                                                    President

                             Copy to:

                                Cleaveland D. Miller
                                Semmes, Bowen & Semmes,
                                         a Professional Corporation
                                250 West Pratt Street
                                Baltimore, Maryland  21201


                  9.5. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

                  9.6. Governing Law. Except as may otherwise be required by the laws of the United States, this Agreement shall be governed by and construed in accordance with the laws of Virginia.

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by its officers thereunto duly authorized, all as of the day and year first above written.

                                        CRESTAR FINANCIAL CORPORATION


                                        By /s/Richard G. Tilghman
                                           ----------------------------
                                            Name:   Richard G. Tilghman
                                            Title:  Chairman and CEO


                                        CRESTAR BANK DC


                                        By /s/ Richard G. Tilghman
                                           ----------------------------
                                            Name:   Richard G. Tilghman
                                            Title:  Chairman and CEO


                                        CDM ACQUISITION SUBSIDIARY, INC.


                                        By /s/ Richard G. Tilghman
                                           ----------------------------
                                            Name:   Richard G. Tilghman
                                            Title:  Chairman and CEO


                                        CITIZENS BANCORP


                                        By /s/ Jeffrey R. Springer
                                           -----------------------------
                                            Name:    Jeffrey R. Springer
                                            Title:   President


                                        CITIZENS BANK OF MARYLAND


                                        By /s/ Jeffrey R. Springer
                                           -----------------------
                                            Name:   Jeffrey R. Springer
                                            Title:  President

All of the Directors of Citizens affix their signatures hereto for the purpose of agreeing to vote all their shares of Citizens Common Stock beneficially owned by them and with respect to which they have power to vote in favor of the Merger and, subject to their fiduciary duties, to cause the Merger to be recommended by the Board of Directors of Citizens to the shareholders of Citizens in the proxy statement sent to shareholders in connection with such shareholders' meeting.



/s/ Robert M. Beall                           /s/ Alfred H. Smith, Jr.
-------------------                           -----------------------
Robert M. Beall                               Alfred H. Smith, Jr.


/s/ Frank A. Hrabowski, III                   /s/ Harry R. Smith
---------------------------                   ------------------
Frank A. Hrabowski, III                       Harry R. Smith


/s/ Fred W. Maier                             /s/ Albert W. Turner
-------------------                           --------------------
Fred W. Maier                                 Albert W. Turner


/s/ Susan O'Malley                            /s/ James D. Ward
-------------------                           -----------------
Susan O'Malley                                James D. Ward


/s/ Robert M. Beall                           /s/ Gordon T. Wells, II
-------------------                           -----------------------
Robert M. Beall                               Gordon T. Wells, II

                                                                      Exhibit A

                                 PLAN OF MERGER

                                       OF

                        CDM ACQUISITION SUBSIDIARY, INC.

                                      INTO

                                CITIZENS BANCORP






         Section 1. Merger. CDM Acquisition Subsidiary, Inc., a Maryland corporation ("Subsidiary") wholly-owned by Crestar Financial Corporation; a Virginia corporation ("Crestar") shall, upon the time that Articles of Merger are made effective by the State Department of Assessments and Taxation of the State of Maryland (the "Effective Time of the Holding Company Merger"), be merged (the "Holding Company Merger") into Citizens Bancorp, a Maryland corporation ("Citizens"), which shall be the "Surviving Corporation".

         Section 2. Conversion of Stock. At the Effective Time of the Holding Company Merger:

                  (i) Each share of Subsidiary Common Stock outstanding immediately prior to the Effective Time of the Holding Company Merger shall continue unchanged as an outstanding share of Common Stock of the Surviving Corporation.

                  (ii) Subject to Section 3, each share of Citizens Common Stock which is issued and outstanding immediately prior to the Effective Time of the Holding Company Merger (other than shares held of record by Crestar) and which, under the terms of Section 4, is to be converted into Crestar Common Stock, shall be converted into 0.835 shares of Crestar Common Stock.

                  (iii) At the Effective Time of the Holding Company Merger, Citizens' transfer books shall be closed and no further transfer of Citizens Common Stock shall be permitted.

                  (iv) Each outstanding option to acquire shares of Citizens Common Stock ("Citizens Options") which has not been exercised shall be converted into options to purchase Crestar Common Stock as set forth in the Agreement and Plan of Reorganization dated September 16, 1996 among Crestar Financial Corporation, Crestar Bank DC, Subsidiary, Citizens and Citizens Bank of Maryland (the "Agreement").

         Section 3. Possible Adjustment of Exchange Ratio. The Agreement may be terminated by Citizens if its Board of Directors so determines at any time during the five-day period prior to the fifth day prior to the Closing Date, if the Average Closing Price (as defined in Section 7.1(h) of the Agreement) is $48.00 or less; provided, however, that Crestar shall have the option of increasing the consideration to be received by holders of Citizens Common Stock by adjusting the Exchange Ratio to a number equal to the quotient obtained by dividing $40.08 by the Adjusted Average Closing Price (as defined in the Agreement) on the terms and conditions described in Section 7.1(h) of the Agreement.

         Section 4. Manner of Conversion. The manner in which each outstanding share of Citizens Common Stock shall be converted into Crestar Common Stock, as specified in Section 2, after the Effective Time of the Holding Company Merger, shall be as follows:

                  (i) Each share of Citizens Common Stock, other than shares held of record by Crestar, shall be exchanged for shares of Crestar Common Stock at the exchange ratio described in Section 2(ii).

                  (ii) No fractional shares of Crestar Common Stock shall be issued, but instead the value of fractional shares shall be paid in cash (subject to all applicable withholding taxes), for which purpose the Average Closing Price (as defined in the Agreement) shall be employed.

                  (iii) Certificates for shares of Citizens Common Stock shall be submitted in exchange for Crestar Common Stock accompanied by a Letter of Transmittal (to be promptly furnished by Crestar Bank to Citizens' shareholders of record as of the Effective Time of the Holding Company Merger). Until so surrendered, each outstanding certificate which, prior to the Effective Time of the Holding Company Merger, represented Citizens Common Stock, shall be deemed to evidence only the right to receive shares of Crestar Common Stock at the exchange ratio described in Section 2(ii). Until such outstanding shares formerly representing Citizens Common Stock are so surrendered, no dividend payable to holders of record of Crestar Common Stock as of any date subsequent to the Effective Time of the Holding Company Merger shall be paid to the holder of such outstanding certificates in respect thereof. Upon such surrender, dividends accrued or declared on Crestar Common Stock shall be paid in accordance with Section 2.2 of the Agreement.

         Section 5. Dissenting Shares. Pursuant to Section 3-202 of the Maryland General Corporation Law, shareholders of Citizens do not have dissenters' rights in the Holding Company Merger.

         Section 6. Articles of Incorporation, Bylaws and Directors of the Surviving Corporation. At the Effective Time of the Holding Company Merger, there shall be no change caused by the Holding Company Merger in the Articles of Incorporation (except any change caused by the filing of Articles of Merger relating to the Holding Company Merger), By-laws, or Board of Directors of the Surviving Corporation.

         Section 7. Conditions to Merger. Consummation of the Holding Company Merger is subject to the following conditions:

                  (i) The approving vote of the holders of the requisite majorities of the outstanding shares of Citizens Common Stock and Crestar Common Stock.

                  (ii) The approval of the Holding Company Merger by the Board of Governors of the Federal Reserve System, the Maryland Department of Labor, Licensing and Regulation, and the State Corporation Commission of Virginia.

                  (iii) The satisfaction of the conditions contained in the Agreement or the waiver of such conditions by the party for whose benefit they were imposed.

         Section 8. Effect of the Merger. The Merger shall have the effect provided by Section 3-114 of the Maryland General Corporation Law.

                                                                      ANNEX II


                             STOCK OPTION AGREEMENT

         This STOCK OPTION AGREEMENT ("Option Agreement") dated as of September 15, 1996, between CITIZENS BANCORP ("Citizens"), a Maryland corporation, and CRESTAR FINANCIAL CORPORATION ("Crestar"), a Virginia corporation, recites and provides:

         A. The Boards of Directors of Citizens and Crestar have approved an Agreement and Plan of Reorganization dated as of September 16, 1996 (the "Merger Agreement") providing for the merger (the "Merger") of Citizens with and into a subsidiary of Crestar.

         B. As a condition to and as consideration for Crestar's entry into the Merger Agreement and to induce such entry, Citizens has agreed to grant to Crestar the option set forth herein to purchase authorized but unissued shares of Citizens Common Stock.

         NOW, THEREFORE, the parties agree as follows:

         i. Definitions.

         Capitalized terms defined in the Merger Agreement and used herein shall have the same meanings as in the Merger Agreement.

         ii. Grant of Option.

         Subject to the terms and conditions set forth herein, Citizens hereby grants to Crestar an option (the "Option") to purchase up to 3,012,000 shares of Citizens Common Stock at an exercise price of $40.00 per share payable in cash as provided in Section 4; provided, however, that in the event Citizens issues or agrees to issue any shares of Citizens Common Stock (other than as permitted under the Merger Agreement) at a price less than $40.00 per share (as adjusted pursuant to Section 6), the exercise price shall be such lesser price.

         iii. Exercise of Option.

         (i) Unless Crestar shall have breached in any material respect any material covenant or representation contained in the Merger Agreement and such breach has not been cured, Crestar may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing; provided that to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect
(i) on the Effective Date of the Merger, or (ii) upon termination of the Merger Agreement in accordance with the provisions thereof (other than a termination resulting from a willful breach by Citizens of any Specified Covenant or, following the occurrence of a Purchase Event, failure of Citizens's stockholders to approve the Merger Agreement by the vote required under applicable law or under Citizens's Charter), or (iii) 12 months after termination of the Merger Agreement due to a willful breach by Citizens of any Specified Covenant or, following the occurrence of a Purchase Event, failure of Citizens's stockholders to approve the Merger Agreement by the vote required under applicable law or under Citizens's Charter. Any exercise of the Option shall be subject to compliance with applicable provisions of law.

         (ii) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

                  (i) Citizens or any banking subsidiary of Citizens (a "Bank"), without having received Crestar's prior written consent, shall have entered into an agreement with any person (x) to merge or consolidate, or enter into any similar transaction, except as contemplated in the Merger Agreement, (y) to purchase, lease or otherwise acquire all or substantially all of the assets of Citizens or a Bank, or (z) to purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of Citizens or a Bank;

                  (ii) any person (other than Citizens or a Bank in a fiduciary capacity, or Crestar, Crestar Bank, Crestar Bank N.A. or Crestar Bank MD in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Citizens Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations promulgated thereunder);

                  (iii) any person shall have made a bona fide proposal to Citizens by public announcement or written communication that is or becomes the subject of public disclosure to acquire Citizens or a Bank by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the stockholders of Citizens vote not to adopt the Merger Agreement; or

                  (iv) Citizens shall have willfully breached any Specified Covenant following a bona fide proposal to Citizens or a Bank to acquire Citizens or a Bank by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, which breach would entitle Crestar to terminate the Merger Agreement (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the Notice Date (as defined below).

                  If more than one of the transactions giving rise to a Purchase Event under this Section 3(b) is undertaken or effected, then all such transactions shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereunder until all such transactions are abandoned. As used in this Option Agreement, "person" shall have the meanings specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

         (iii) In the event Crestar wishes to exercise the Option, it shall send to Citizens a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days after the Notice Date for the closing of such purchase ("Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such purchase, Crestar shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

         (iv) As used herein, "Specified Covenant" means any covenant contained in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.8, 4.10, 4.11, 4.13, or 6.1 of the
Merger Agreement.

         iv. Payment and Delivery of Certificates.

         (i) At the closing referred to in Section 3, Crestar shall pay to Citizens the aggregate purchase price for the shares of Citizens Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by Citizens.

         (ii) At such closing, simultaneously with the delivery of funds as provided in subsection (a), Citizens shall deliver to Crestar a certificate or certificates representing the number of shares of Citizens Common Stock purchased by Crestar, and Crestar shall deliver to Citizens a letter agreeing that Crestar will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

         (iii) Certificates for Citizens Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

         "The transfer of the shares represented by this certificate is subject to certain provisions of a Stock Option Agreement between the registered holder hereof and Citizens Bancorp and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Citizens Bancorp. A copy of such agreement will be provided to the holder hereof without charge upon receipt by Citizens Bancorp of a written request."

         It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Crestar shall have delivered to Citizens a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance satisfactory to Citizens, to the effect that such legend is not required for purposes of the Securities Act of 1933, as amended.

         v.  Representations.

         Citizens represents, warrants and covenants to Crestar as follows:

         (i) Citizens shall at all times maintain sufficient authorized but unissued shares of Citizens Common Stock so that the Option may be exercised without authorization of additional shares of Citizens Common Stock.


         (ii) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

         vi. Adjustment Upon Changes in Capitalization.

         In the event of any change in Citizens Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of Citizens Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of Citizens Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Citizens Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 6 shall be deemed to authorize Citizens to breach any provision of the Merger Agreement.

         vii. Registration Rights.

         If requested by Crestar, Citizens shall as expeditiously as possible file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of Citizens Common Stock that have been acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by Crestar. Crestar shall provide all information reasonably requested by Citizens for inclusion in any registration statement to be filed hereunder. Citizens will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The first registration effected under this Section 7 shall be at Citizens's expense except for underwriting commissions and the fees and disbursements of Crestar's counsel attributable to the registration of such Citizens Common Stock. A second registration may be requested hereunder at Crestar's expense. In no event shall Citizens be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by Citizens of Citizens Common Stock. If requested by Crestar, in connection with any such registration, Citizens will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from Crestar or assignee thereof under this Section 7, Citizens agrees to send a copy thereof to Crestar and to any assignee thereof known to Citizens, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

         viii. Severability.

         If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire the full number of shares of Citizens Common Stock provided in Section 2 (as adjusted pursuant to Section 6), it is the express intention of Citizens to allow the holder to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.

         ix. Miscellaneous.

         (i) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         (ii) Entire Agreement. Except as otherwise expressly provided herein, this Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

         (iii) Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Purchase Event shall have occurred and be continuing Crestar may assign in whole or in part its rights and obligations hereunder; provided, however, that to the extent required by applicable regulatory authorities, Crestar may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Citizens, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Crestar's behalf, or (iv) any other manner approved by applicable regulatory authorities.

         (iv) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered in the manner and to the addresses provided for in or pursuant to Section 9.4 of the Merger Agreement.

         (v) Counterparts. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

         (vi) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

         (vii) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of Virginia applicable to agreements made and entirely to be performed within such state and such federal laws as may be applicable.

         IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.



                                         CITIZENS BANCORP


                                         By:/s/ Jeffrey R. Springer
                                            -----------------------
                                            Jeffrey R. Springer
                                            President



                                         CRESTAR FINANCIAL CORPORATION


                                         By:/s/ Richard G. Tilghman
                                            -----------------------
                                            Richard G. Tilghman
                                            Chairman of the Board and
                                            Chief Executive Officer

                                                                     ANNEX III

         MORGAN STANLEY


                                                     MORGAN STANLEY & CO.
                                                     INCORPORATED
                                                     1585 BROADWAY
                                                     NEW YORK, NEW YORK 10036
                                                     (212) 761-4000



                                                    September 15, 1996


Board of Directors
Crestar Financial Corporation
919 East Main Street
Richmond, VA 23261


Members of the Board:

We understand that Crestar Financial Corporation ("Crestar"), CDM Acquisition Subsidiary, Inc. (the "Merger Sub"), Crestar Bank DC, each a wholly owned subsidiary of Crestar, Citizens Bancorp ("Citizens") and Citizens Bank of Maryland, a wholly owned subsidiary of Citizens, have entered into an Agreement and Plan of Reorganization, dated as of September 15, 1996 (the "Merger Agreement"), which provides, among other things, for the merger of the Merger Sub with and into Citizens (the "Merger"). Pursuant to the Merger, each issued and outstanding share of common stock, par value $2.50 per share, of Citizens (the "Citizens Common Stock"), other than shares held in treasury or held by Crestar or any wholly owned subsidiary of Crestar or Citizens, will be converted into the right to receive 0.835 shares (the "Exchange Ratio") of common stock, par value $5.00 per share, of Crestar (the "Crestar Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Crestar.

For purposes of the opinion set forth herein, we have:

         (i) analyzed certain publicly available financial statements and other information of Citizens and Crestar, respectively;

         (ii) analyzed certain internal financial statements and other financial and operating data concerning Citizens and Crestar prepared by the managements of Citizens and Crestar, respectively;

         (iii) analyzed certain financial projections of Citizens and Crestar prepared by the managements of Citizens and Crestar, respectively;

         (iv) discussed the past and current operations and financial condition and the prospects of Citizens and Crestar with senior executives of Citizens and Crestar, respectively;

         (v) analyzed the pro forma impact of the Merger on Crestar's earnings per share, consolidated capitalization and financial ratios;

         (vi) reviewed the reported prices and trading activity for the Citizens Common Stock and the Crestar Common Stock;

         (vii) compared the financial performance of Citizens and Crestar and the prices and trading activity of the Citizens Common Stock and the Crestar Common Stock with that of certain other comparable publicly-traded companies and their securities;

         (viii) discussed with independent auditors of Citizens their review of the financial and accounting affairs of Citizens and with the independent auditors of Crestar their review of the financial and accounting affairs of Crestar;

         (ix) discussed the results of regulatory examinations of Citizens and Crestar with the senior managements of the respective companies;

         (x) discussed the strategic objectives of the Merger and the plan for the combined company with senior executives of Citizens and Crestar;

         (xi) reviewed and discussed with senior managements of Citizens and Crestar certain estimates of the cost savings and revenue enhancements projected by Citizens and Crestar for the combined company and compared such amounts to those estimated in certain precedent transactions;

         (xii) reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions;

         (xiii) participated in discussions and negotiations among representatives of Citizens and Crestar and their financial and legal advisors;

         (xiv)    reviewed the Merger Agreement and certain related documents;

         (xv)     considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including the estimates of cost savings and revenue enhancements expected to result from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Citizens and Crestar. We have not made any independent valuation or appraisal of the assets or liabilities of Citizens and Crestar, nor have we been furnished with any such appraisals and we have not examined any individual loan credit files of Citizens or Crestar. In addition, we have assumed the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of Crestar in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Crestar and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of Crestar and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission in connection with the Merger. In addition, we express no opinion or recommendation as to how the holders of Crestar Common Stock should vote at the stockholders' meeting held in connection with the Merger.

Based on the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Crestar.

                                Very truly yours,

                                MORGAN STANLEY & CO. INCORPORATED



                                By:  /s/ Donald A. Moore, Jr.
                                     ------------------------
                                     Donald A. Moore, Jr.
                                     Managing Director

                                                                      ANNEX IV


                         KEEFE, BRUYETTE & WOODS, INC.

                             Specialists in Banking

        Two World Trade Center       85th Floor      New York, NY  10048


   Toll Free                                                      Telephone
1-800-966-1559                                                  212-323-8300


                              [November 15, 1996]

Board of Directors
Citizens Bancorp
14401 Sweitzer Lane
Laurel, MD 20707


Members of the Board:

         You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Citizens Bancorp ("Citizens") of the exchange ratio in the proposed merger (the "Merger of Citizens with and into Crestar Financial Corporation ("Crestar"), pursuant to the Agreement and Plan of Merger dated as of September 15, 1996 between Citizens and Crestar (the "Agreement"). Under the terms of the Merger, each outstanding share of common stock of Citizens will be exchanged for .835 shares of common stock of Crestar (the "Exchange Ratio"). It is our understanding that the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles.

         Keefe, Bruyette & Woods, Inc. as part of its investment banking business is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Citizens and Crestar and as a market maker in securities we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Citizens and Crestar for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Citizens. We have acted as financial advisor to the Board of Directors of Citizens in rendering this fairness opinion and will receive a fee from Citizens for our services.

         In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statement on Form S-4, Annual Reports to Stockholders of Crestar and Citizens for the three years ended December 31, 1995; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Citizens and Crestar, and certain internal financial analyses and forecasts for Citizens and Crestar prepared by management. We also have held discussions with members of the senior management of Citizens and Crestar regarding the past and current business operations, regulatory relationships, financial condition and future prospects of their respective companies. In addition, we have compared certain financial and stock market information for Citizens and Crestar with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we have considered appropriate.

         In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying any of such information. We have relied upon the management of Citizens and Crestar as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of Citizens and Crestar and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have also assumed that the aggregate allowances for loan losses for Citizens and Crestar are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Citizens or Crestar, nor have we examined any individual credit files.

         We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of Citizens and Crestar; (ii) the assets and liabilities of Citizens and Crestar; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the exchange ration in the Merger is fair, from a financial point of view, to the Common Stockholders of Citizens.




                                                Very truly yours,


                                                [KEEFE, BRUYETTE & WOODS, INC.]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Officers and Directors

         The Crestar Articles implement the provisions of the VSCA, which provide for the indemnification of Crestar's directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act of 1933. Under sections 13.1-697 and 13.1-702 of the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil or criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The Crestar Articles require indemnification of directors and officers with respect to certain liabilities, expenses and other amounts imposed upon them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. Crestar also carries insurance on behalf of directors, officers, employees or agents that may cover liabilities under the Securities Act of 1933. In addition, the VSCA and the Crestar Articles eliminate the liability of a director or officer of Crestar in a stockholder or derivative proceeding. This elimination of liability will not apply in the event of willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Sections 13.1- 692.1 and 13.1-696 to -704 of the VSCA are hereby incorporated herein by reference.

Item 21.  Exhibits and Financial Statement Schedules

         (a)      Exhibits

                  2(a) Agreement and Plan of Merger, dated as of September 15, 1996 (attached to the Proxy Statement/Prospectus as Annex I)

                  2(b) Stock Option Agreement dated as of September 15, 1996, between Crestar and Citizens (attached to the Proxy Statement/Prospectus as Annex II)

                  28(a)       Form of Citizens Proxy

                  28(b)       Form of Crestar Proxy


         (b)      Financial Statement Schedules -- [None]

         (c) Report, Opinion or Appraisal -- (attached to the Proxy Statement/Prospectus as Annex III and Annex IV)

Item 22. Undertakings

         (a)      The undersigned Registrant hereby undertakes as follows:

                  1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

                           (i)      To include any prospectus required by
                                    section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                           Provided, however, that paragraphs (a)(1)(i) and
                           (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
                           Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  4. That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                  5. That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly cause this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on November 15, 1996.

                                            CRESTAR FINANCIAL CORPORATION
                                            (Registrant)



                                            By: /s/ John C. Clark, III
                                                ----------------------
                                                John C. Clark, III
                                                Corporate Senior Vice President
                                                and General Counsel


                               POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 15, 1996.

         Signature                   Title



/s/ Richard G. Tilghman*             Chairman of the Board & Chief Executive
------------------------             Officer and Director
Richard G. Tilghman                  (Principal Executive Officer)


/s/ James M. Wells, III*             President and Director
------------------------
James M. Wells, III



/s/ Richard F. Katchuk*              Corporate Executive Vice President
-----------------------              & Chief Financial Officer
Richard F. Katchuk                   (Principal Financial Officer)




/s/ James D. Barr*                   Group Executive Vice President,
------------------                   Controller & Treasurer
James D. Barr                        (Principal Accounting Officer)



/s/ J. Carter Fox*                   Director
------------------
J. Carter Fox

________________________             Director
Bonnie Guiton Hill



/s/ Gene A. James*                   Director
------------------
Gene A. James



/s/ H. Gordon Leggett, Jr.*          Director
---------------------------
H. Gordon Leggett, Jr.



/s/ Charles R. Longsworth*           Director
--------------------------
Charles R. Longsworth



/s/ Patrick J. Maher*                Director
---------------------
Patrick J. Maher



________________________             Director
Frank E. McCarthy



/s/ Paul D. Miller*                  Director
-------------------
Paul D. Miller



/s/ G. Gilmer Minor, III*            Director
-------------------------
G. Gilmer Minor, III



________________________             Director
Gordon F. Rainey, Jr.



/s/ Frank S. Royal, M.D.*            Director
-------------------------
Frank S. Royal, M. D.

__________________________                  Director
Eugene P. Trani



/s/ L. Dudley Walker*                       Director
---------------------
L. Dudley Walker



/s/ Karen Hastie Williams*                  Director
--------------------------
Karen Hastie Williams



/s/ John C. Clark, III                      Attorney-in-Fact
----------------------
John C. Clark, III